Consolidated Financial Statements

Table of Contents

112	Management’s Responsibility for Financial Information

113	Independent Auditors’ Report of Registered Public Accounting Firm

114	Consolidated Statement of Financial Position

115	Consolidated Statement of Income

116	Consolidated Statement of Comprehensive Income

117	Consolidated Statement of Changes in Equity

118	Consolidated Statement of Cash Flows

119	Notes to the 2013 Consolidated Financial Statements

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CONSOLIDATED FINANCIAL STATEMENTS

Management’s Responsibility for Financial Information

The management of The Bank of Nova Scotia (the Bank) is responsible for the integrity and fair presentation of the financial information contained in this Annual Report. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The consolidated financial statements also comply with the accounting requirements of the Bank Act.

The consolidated financial statements, where necessary, include amounts which are based on the best estimates and judgement of management. Financial information presented elsewhere in this Annual Report is consistent with that shown in the consolidated financial statements.

Management has always recognized the importance of the Bank maintaining and reinforcing the highest possible standards of conduct in all of its actions, including the preparation and dissemination of statements fairly presenting the financial condition of the Bank. In this regard, management has developed and maintains a system of accounting and reporting which provides for the necessary internal controls to ensure that transactions are properly authorized and recorded, assets are safeguarded against unauthorized use or disposition, and liabilities are recognized. The system is augmented by written policies and procedures, the careful selection and training of qualified staff, the establishment of organizational structures providing an appropriate and well-defined division of responsibilities, and the communication of policies and guidelines of business conduct throughout the Bank.

Management, under the supervision of and the participation of the President and Chief Executive Officer and the Chief Financial Officer, have a process in place to evaluate disclosure controls and procedures and internal control over financial reporting in line with Canadian and U.S. securities regulations.

The system of internal controls is further supported by a professional staff of internal auditors who conduct periodic audits of all aspects of the Bank’s operations. As well, the Bank’s Chief Auditor has full and free access to, and meets periodically with the Audit and Conduct Review Committee of the Board of Directors. In addition, the Bank’s compliance function maintains policies, procedures and programs directed at ensuring compliance with regulatory requirements, including conflict of interest rules.

The Office of the Superintendent of Financial Institutions Canada, which is mandated to protect the rights and interests of the depositors and creditors of the Bank, examines and enquires into the business and affairs of the Bank, as deemed necessary, to determine whether the provisions of the Bank Act are being complied with, and that the Bank is in a sound financial condition.

The Audit and Conduct Review Committee, composed entirely of outside directors, reviews the consolidated financial statements with both management and the independent auditors before such statements are approved by the Board of Directors and submitted to the shareholders of the Bank.

The Audit and Conduct Review Committee reviews and reports its findings to the Board of Directors on all related party transactions that may have a material impact on the Bank.

KPMG LLP, the independent auditors appointed by the shareholders of the Bank, have audited the consolidated financial position of the Bank as at October 31, 2013 and October 31, 2012 and its consolidated financial performance and its consolidated cash flows for the years ended October 31, 2013 and October 31, 2012 prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board in accordance with Canadian Generally Accepted Auditing Standards and the standards of the Public Company Accounting Oversight Board (United States) and have expressed their opinion upon completion of such audits in the following report to the shareholders. The Shareholders’ Auditors have full and free access to, and meet periodically with, the Audit and Conduct Review Committee to discuss their audits, including any findings as to the integrity of the Bank’s accounting, financial reporting and related matters.

Rick Waugh

Deputy Chairman

Brian Porter

President and Chief Executive Officer

Sean McGuckin

Executive Vice-President

and Chief Financial Officer

Toronto, Canada

December 6, 2013

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CONSOLIDATED FINANCIAL STATEMENTS

Independent Auditors’ Report of Registered Public Accounting Firm

To the Shareholders of The Bank of Nova Scotia

We have audited the accompanying consolidated financial statements of The Bank of Nova Scotia, which comprise the consolidated statements of financial position as at October 31, 2013 and October 31, 2012, the consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended October 31, 2013, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Bank’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of The Bank of Nova Scotia as at October 31, 2013 and October 31, 2012 and its consolidated financial performance and its consolidated cash flows for each of the years in the three-year period ended October 31, 2013 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), The Bank of Nova Scotia’s internal control over financial reporting as of October 31, 2013, based on the criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated December 6, 2013 expressed an unmodified (unqualified) opinion on the effectiveness of The Bank of Nova Scotia’s internal control over financial reporting.

KPMG LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

December 6, 2013

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CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Financial Position
As at October 31 ($ millions)	Note		2013	2012
Assets
Cash and deposits with financial institutions(1)	5		$53,338	$47,337
Precious metals			8,880	12,387
Trading assets
Securities	7	(a)	84,196	74,639
Loans	7	(b)	11,225	12,857
Other			1,068	100
			96,489	87,596
Financial assets designated at fair value through profit or loss	8		106	197
Securities purchased under resale agreements and securities borrowed(1)			82,533	66,189
Derivative financial instruments(1)	9		24,503	30,338
Investment securities	10		34,303	33,361
Loans
Residential mortgages	11		209,865	175,630
Personal and credit cards	11		76,008	68,277
Business and government(1)	11		119,550	111,549
			405,423	355,456
Allowance for credit losses	12	(b)	3,273	2,969
			402,150	352,487
Other
Customers’ liability under acceptances			10,556	8,932
Property and equipment	15		2,228	2,260
Investments in associates	16		5,294	4,760
Goodwill and other intangible assets	17		10,704	8,692
Deferred tax assets	29	(c)	1,780	1,936
Other assets(1)	18		10,924	11,572
			41,486	38,152
			$743,788	$668,044
Liabilities
Deposits
Personal	20		$171,048	$138,051
Business and government(1)	20		312,487	291,361
Financial institutions(1)	20		33,019	34,178
			516,554	463,590
Other
Acceptances			10,556	8,932
Obligations related to securities sold short			24,977	18,622
Derivative financial instruments	9		29,255	35,299
Obligations related to securities sold under repurchase agreements and securities lent(1)			77,508	56,968
Subordinated debentures	21		5,841	10,143
Capital instruments	22		650	1,358
Other liabilities	23		31,896	31,753
			180,683	163,075
			697,237	626,665
Equity
Common equity
Common shares	25		14,516	13,139
Retained earnings			25,315	21,978
Accumulated other comprehensive income (loss)			545	(31)
Other reserves			193	166
Total common equity			40,569	35,252
Preferred shares	26		4,084	4,384
Total equity attributable to equity holders of the Bank			44,653	39,636
Non-controlling interests
Non-controlling interests in subsidiaries	33	(b)	1,155	966
Capital instrument equity holders	22		743	777
			46,551	41,379
			$743,788	$668,044

(1)	Amounts for October 31, 2012 have been restated to reflect the current period presentation of deposits with financial institutions and cash collateral on securities borrowed and derivative transactions (refer to Note 2).

John T. Mayberry	Brian Porter
Chairman of the Board	President and Chief Executive Officer

The accompanying notes are an integral part of these consolidated financial statements.

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CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Income

For the year ended October 31 ($ millions)	Note	2013	2012(1)	2011(1)
Revenue
Interest income
Loans		$17,358	$15,605	$14,373
Securities		995	1,041	986
Securities purchased under resale agreements and securities borrowed		190	221	221
Deposits with financial institutions		279	287	275
		18,822	17,154	15,855
Interest expense
Deposits		6,282	5,947	5,589
Subordinated debentures		339	381	369
Capital instruments		93	132	138
Other		742	691	745
		7,456	7,151	6,841
Net interest income		11,366	10,003	9,014
Fee and commission revenues
Banking	34	3,492	3,215	2,872
Wealth management	34	2,493	2,170	1,963
Underwriting and other advisory		503	493	492
Non-trading foreign exchange		404	365	349
Other		345	293	267
		7,237	6,536	5,943
Fee and commission expenses		298	262	216
Net fee and commission revenues		6,939	6,274	5,727
Other operating income
Trading revenues	35	1,300	1,316	830
Net gain on sale of investment securities	10(d)	375	185	285
Net income from investments in associated corporations	16	680	442	433
Insurance underwriting income, net of claims		448	388	294
Other		235	1,093	727
		3,038	3,424	2,569
Total revenue		21,343	19,701	17,310
Provision for credit losses	12(b)	1,296	1,252	1,076
		20,047	18,449	16,234
Operating expenses
Salaries and employee benefits		6,313	5,749	5,358
Premises and technology		1,815	1,607	1,446
Depreciation and amortization		520	450	413
Communications		409	373	344
Advertising and business development		505	450	427
Professional		432	340	262
Business and capital taxes		274	248	183
Other		1,319	1,186	1,048
		11,587	10,403	9,481
Income before taxes		8,460	8,046	6,753
Income tax expense		1,763	1,580	1,423
Net income		$6,697	$6,466	$5,330
Net income attributable to non-controlling interests		$275	$223	$149
Non-controlling interests in subsidiaries	33(b)	244	198	91
Capital instrument equity holders		31	25	58
Net income attributable to equity holders of the Bank		6,422	6,243	5,181
Preferred shareholders		217	220	216
Common shareholders		$6,205	$6,023	$4,965
Earnings per common share (in dollars):
Basic	36	$5.19	$5.31	$4.63
Diluted	36	$5.15	$5.22	$4.53

(1)	Certain amounts have been restated to include the impact of the change in presentation of deposits with financial institutions and cash collateral on securities borrowed (refer to Note 2).

The accompanying notes are an integral part of these consolidated financial statements.

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CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Comprehensive Income

For the year ended October 31 ($ millions)	2013	2012	2011
Net income	$6,697	$6,466	$5,330
Other comprehensive income (loss)
Net change in unrealized foreign currency translation gains (losses):
Net unrealized foreign currency translation gains (losses)	687	85	(726)
Net gains (losses) on hedges of net investments in foreign operations	(469)	(33)	47
Income tax expense (benefit):
Net unrealized foreign currency translation gains (losses)	(1)	(62)	(1)
Net gains (losses) on hedges of net investments in foreign operations	(127)	(35)	19
	346	149	(697)
Net change in unrealized gains (losses) on available-for-sale securities:
Net unrealized gains (losses) on available-for-sale securities	378	331	(107)
Reclassification of net (gains) losses to net income(1)	(289)	(176)	(112)
Income tax expense (benefit):
Net unrealized gains (losses) on available-for-sale securities	79	58	(4)
Reclassification of net (gains) losses to net income	(100)	(54)	(46)
	110	151	(169)
Net change in gains (losses) on derivative instruments designated as cash flow hedges:
Net gains (losses) on derivative instruments designated as cash flow hedges	280	32	91
Reclassification of net (gains) losses to net income	(155)	124	57
Income tax expense (benefit):
Net gains (losses) on derivative instruments designated as cash flow hedges	85	3	25
Reclassification of net (gains) losses to net income	(53)	37	18
	93	116	105
Other comprehensive income from investments in associates	20	25	–
Other comprehensive income (loss)	569	441	(761)
Comprehensive income	$7,266	$6,907	$4,569

Comprehensive income attributable to non-controlling interests	$265	$198	$154
Non-controlling interests in subsidiaries	234	173	96
Capital instrument equity holders	31	25	58
Comprehensive income attributable to equity holders of the Bank	7,001	6,709	4,415
Preferred shareholders	217	220	216
Common shareholders	$6,784	$6,489	$4,199

(1)	Includes amounts related to qualifying hedges.

All items presented in other comprehensive income will be reclassified to the Consolidated Statement of Income in subsequent periods.

The accompanying notes are an integral part of these consolidated financial statements.

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CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Changes in Equity

			Accumulated other comprehensive income (loss)								Non-controlling interests
($ millions)	Common shares (Note 25)	Retained earnings(1)	Currency translation reserve	Available- for-sale reserve	Cash flow hedging reserve	Share from associates	Other reserves(2)	Total common equity	Preferred shares (Note 26)	Total common and preferred equity	Non- controlling interests in subsidiaries (Note 33(b))	Capital instrument equity holders (Note 22)	Total
Balance as at November 1, 2012	$13,139	$21,978	$(528)	$597	$(135)	$35	$166	$35,252	$4,384	$39,636	$966	$777	$41,379
Net income	–	6,205	–	–	–	–	–	6,205	217	6,422	244	31	6,697
Other comprehensive income (loss)	–	–	358	108	93	20	–	579	–	579	(10)	–	569
Total comprehensive income	$–	$6,205	$358	$108	$93	$20	$–	$6,784	$217	$7,001	$234	$31	$7,266
Shares issued	1,377	1	–	–	–	–	(35)	1,343	–	1,343	–	–	1,343
Preferred shares redeemed	–	–	–	–	–	–	–	–	(300)	(300)	–	–	(300)
Common dividends paid	–	(2,858)	–	–	–	–	–	(2,858)	–	(2,858)	–	–	(2,858)
Preferred dividends paid	–	–	–	–	–	–	–	–	(217)	(217)	–	–	(217)
Distributions to non-controlling interests	–	–	–	–	–	–	–	–	–	–	(80)	(65)	(145)
Share-based payments	–	–	–	–	–	–	36	36	–	36	–	–	36
Other	–	(11)	(3)	–	–	–	26 (3)	12	–	12	35 (4)	–	47
Balance as at October 31, 2013	$14,516	$25,315	$(173)	$705	$(42)	$55	$193	$40,569	$4,084	$44,653	$1,155	$743	$46,551

Balance as at November 1, 2011	$8,336	$18,421	$(697)	$441	$(251)	$10	$96	$26,356	$4,384	$30,740	$626	$874	$32,240
Net income	–	6,023	–	–	–	–	–	6,023	220	6,243	198	25	6,466
Other comprehensive income (loss)	–	–	169	156	116	25	–	466	–	466	(25)	–	441
Total comprehensive income	$–	$6,023	$169	$156	$116	$25	$–	$6,489	$220	$6,709	$173	$25	$6,907
Shares issued	4,803	8	–	–	–	–	(26)	4,785	–	4,785	–	–	4,785
Common dividends paid	–	(2,493)	–	–	–	–	–	(2,493)	–	(2,493)	–	–	(2,493)
Preferred dividends paid	–	–	–	–	–	–	–	–	(220)	(220)	–	–	(220)
Distributions to non-controlling interests	–	–	–	–	–	–	–	–	–	–	(44)	(115)	(159)
Share-based payments	–	–	–	–	–	–	38	38	–	38	–	–	38
Other	–	19	–	–	–	–	58 (3)	77	–	77	211 (4)	(7)	281
Balance as at October 31, 2012	$13,139	$21,978	$(528)	$597	$(135)	$35	$166	$35,252	$4,384	$39,636	$966	$777	$41,379

Balance as at November 1, 2010	$5,750	$15,684	$–	$616	$(357)	$10	$25	$21,728	$3,975	$25,703	$559	$956	$27,218
Net income	–	4,965	–	–	–	–	–	4,965	216	5,181	91	58	5,330
Other comprehensive income (loss)	–	–	(697)	(175)	106	–	–	(766)	–	(766)	5	–	(761)
Total comprehensive income	$–	$4,965	$(697)	$(175)	$106	$–	$–	$4,199	$216	$4,415	$96	$58	$4,569
Shares issued	2,586	–	–	–	–	–	(11)	2,575	409	2,984	–	–	2,984
Common dividends paid	–	(2,200)	–	–	–	–	–	(2,200)	–	(2,200)	–	–	(2,200)
Preferred dividends paid	–	–	–	–	–	–	–	–	(216)	(216)	–	–	(216)
Distributions to non-controlling interests	–	–	–	–	–	–	–	–	–	–	(41)	(140)	(181)
Share-based payments	–	–	–	–	–	–	46	46	–	46	–	–	46
Other	–	(28)	–	–	–	–	36	8	–	8	12 (4)	–	20
Balance as at October 31, 2011	$8,336	$18,421	$(697)	$441	$(251)	$10	$96	$26,356	$4,384	$30,740	$626	$874	$32,240

(1)	Includes undistributed retained earnings of $43 (2012 – $38; 2011 – $34) related to a foreign associated corporation, which is subject to local regulatory restriction.
(2)	Represents amounts on account of share-based payments (Refer to Note 28).
(3)	Includes impact of Tandem SARs voluntarily renounced by certain employees while retaining their corresponding option for shares (refer to Note 28).
(4)	Includes changes to non-controlling interests arising from business combinations and divestures.

The accompanying notes are an integral part of these consolidated financial statements

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CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Cash Flows

Sources (uses) of cash flows for the year ended October 31 ($ millions)	2013	2012	2011
Cash flows from operating activities
Net income	$6,697	$6,466	$5,330
Adjustment for:
Net interest income	(11,366)	(10,003)	(9,014)
Depreciation and amortization	520	450	413
Acquisition-related gains	–	–	(286)
Provisions for credit losses	1,296	1,252	1,076
Equity-settled share-based payment expense	36	38	46
Net gain on sale of investment securities	(375)	(185)	(285)
Net income from investments in associated corporations	(680)	(442)	(433)
Gain on sale of property and equipment	(57)	(864)	(5)
Provision for income taxes	1,763	1,580	1,423
Changes in operating assets and liabilities:
Trading assets	(6,793)	(11,976)	(2,758)
Securities purchased under resale agreements and securities borrowed(1)	(9,866)	(19,514)	(6,611)
Loans(1)	(16,040)	(29,570)	(22,068)
Deposits(1)	6,778	36,859	38,997
Obligations related to securities sold short	5,458	3,560	(5,939)
Obligations related to assets sold under repurchase agreements and securities lent(1)	17,455	18,955	6,206
Net derivative financial instruments(1)	296	2,199	(1,422)
Other, net(1)	4,605	(570)	(1,012)
Dividends received	1,139	1,026	1,583
Interest received	18,005	16,224	17,535
Interest paid	(7,607)	(7,293)	(10,139)
Income tax paid	(1,520)	(1,041)	(1,304)
Net cash from/(used in) operating activities	9,744	7,151	11,333
Cash flows from investing activities
Interest-bearing deposits with financial institutions(1)	(4,079)	(6,557)	(2,805)
Purchase of investment securities	(47,894)	(34,856)	(30,440)
Proceeds from sale and maturity of investment securities	52,654	31,780	31,889
Acquisition/sale of subsidiaries, associated corporations or business units, net of cash acquired	(3,439)	(458)	(544)
Proceeds from disposal of real estate assets	–	1,407	–
Other property and equipment, net of disposals	(146)	(434)	(371)
Other, net	(324)	(298)	(4,167)
Net cash from/(used in) investing activities	(3,228)	(9,416)	(6,438)
Cash flows from financing activities
Proceeds from subordinated debentures	–	3,250	–
Redemption of subordinated debentures	(4,210)	(20)	–
Redemption of capital instruments	(750)	(750)	(500)
Redemption of preferred shares	(300)	–	–
Proceeds from common shares issued	1,256	4,200	736
Cash dividends paid	(3,075)	(2,713)	(2,416)
Distributions to non-controlling interests	(145)	(159)	(181)
Other, net	19	287	(1,914)
Net cash from/(used in) financing activities	(7,205)	4,095	(4,275)
Effect of exchange rate changes on cash and cash equivalents	102	(88)	(59)
Net change in cash and cash equivalents	(587)	1,742	561
Cash and cash equivalents at beginning of year(1) (2)	6,036	4,294	3,730
Cash and cash equivalents at end of year(1) (2)	$5,449	$6,036	$4,291

(1)	Prior period amounts have been restated to reflect current period presentation of deposits with financial institutions and cash collateral on securities borrowed and derivative transactions (refer to Note 2).
(2)	Represents cash and non-interest bearing deposits with financial institutions (refer to Note 5).

The accompanying notes are an integral part of these consolidated financial statements.

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CONSOLIDATED FINANCIAL STATEMENTS

Notes to the 2013

Consolidated Financial Statements

Table of Contents

Page	Note

120	1	Reporting entity

120	2	Basis of preparation

120	3	Significant accounting policies

132	4	Future accounting developments

133	5	Cash and deposits with financial institutions

133	6	Fair value of financial instruments

138	7	Trading assets

138	8	Financial assets designated at fair value through profit or loss

139	9	Derivative financial instruments

143	10	Investment securities

146	11	Loans

148	12	Impaired loans and allowance for credit losses

149	13	Derecognition of financial assets

150	14	Special purpose entities

153	15	Property and equipment

153	16	Investments in associates

154	17	Goodwill and other intangible assets

155	18	Other assets

156	19	Leases

157	20	Deposits

Page	Note

157	21	Subordinated debentures

158	22	Capital instruments

159	23	Other liabilities

159	24	Provisions

159	25	Common shares

160	26	Preferred shares

162	27	Capital management

163	28	Share-based payments

166	29	Corporate income taxes

168	30	Employee benefits

170	31	Operating segments

173	32	Related party transactions

174	33	Principal subsidiaries and non-controlling interests in subsidiaries

176	34	Fee and commission revenues

176	35	Trading revenues

176	36	Earnings per share

177	37	Guarantees and commitments

179	38	Financial instruments – risk management

188	39	Contractual maturities

190	40	Business combinations

191	41	Events after the Consolidated Statement of Financial Position date

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CONSOLIDATED FINANCIAL STATEMENTS

1	Reporting entity

The Bank of Nova Scotia (the Bank) is a chartered bank under the Bank Act (Canada) (the Bank Act). The Bank is a Schedule I Bank under the Bank Act and is regulated by the Office of the Superintendent of Financial Institutions (OSFI). The Bank is a global financial services provider offering a diverse range of products and services, including personal, commercial, corporate and investment banking. The head office of the Bank is located at 1709 Hollis Street, Halifax, Nova Scotia, Canada and its executive offices are at Scotia Plaza, 44 King Street West, Toronto, Canada. The common shares of the Bank are listed on the Toronto Stock Exchange and the New York Stock Exchange.

2	Basis of preparation

Statement of compliance

These consolidated financial statements were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by International Accounting Standards Board (IASB) and accounting requirements of OSFI in accordance with Section 308 of the Bank Act. Section 308 states that, except as otherwise specified by OSFI, the financial statements are to be prepared in accordance with Canadian Generally Accepted Accounting Principles (CGAAP). With the Canadian Accounting Standards Board adopting IFRS as issued by the IASB effective January 1, 2011, IFRS replaced CGAAP as the financial reporting framework for all publicly accountable enterprises including the Bank.

The consolidated financial statements for the year ended October 31, 2013 have been approved for issue by the Board of Directors on December 6, 2013.

Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items that are measured at fair value in the Consolidated Statement of Financial Position:

—	Financial assets and liabilities held-for-trading
—	Financial assets and liabilities designated at fair value through profit or loss
—	Derivative financial instruments
—	Available-for-sale investment securities

Functional and presentation currency

These consolidated financial statements are presented in Canadian dollars, which is the Bank’s functional currency. All financial information presented in Canadian dollars has been rounded to the nearest million unless otherwise stated.

Use of estimates and judgments

The preparation of financial statements, in conformity with IFRS, requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements, and income and expenses during the reporting period. Key areas where management has made difficult, complex or subjective judgments, often as a result of matters that are inherently uncertain, include those relating to the allowance for credit losses, the fair value of financial instruments (including derivatives), corporate income taxes, employee benefits, the fair value of all identifiable assets and liabilities as a result of business combinations, impairment of investment securities, impairment of non-financial assets, determination of the control of special purpose entities, de facto control of other entities and provisions. Actual results could differ from these and other estimates.

Significant judgments have been made in the following areas:

Allowance for credit losses	Note 3 – page 124 Note 12 – page 148
Fair value of financial instruments	Note 6 – page 133
Corporate income taxes	Note 3 – page 128 Note 29 – page 166
Employee benefits	Note 3 – page 129 Note 30 – page 168
Goodwill	Note 3 – page 127 Note 17 – page 154
Impairment of investment securities	Note 3 – page 124 Note 10 – page 143
Special purpose entities	Note 3 – page 121 Note 14 – page 150
Provisions	Note 3 – page 129 Note 24 – page 159

Changes in financial statement presentation during the year

During the first quarter of 2013, Deposits with banks was changed to Deposits with financial institutions to include all deposits with bank and non-bank financial institutions. As a result, cash with non-bank financial institutions was retrospectively reclassified from Loans – business and government to Deposits with financial institutions.

Cash collateral for securities borrowed was retrospectively reclassified from Deposits with financial institutions and Loans – business and government to Securities purchased under resale agreements and securities borrowed to better reflect the nature of these balances. These presentation changes did not have an impact on the Bank’s financial position or its key performance metrics and are in line with industry practice.

The related interest income lines have also been retrospectively reclassified.

3	Significant accounting policies

The significant accounting policies used in the preparation of these consolidated financial statements, including any additional accounting requirements of OSFI, as set out below, have been applied consistently to all periods presented in these consolidated financial statements, unless otherwise stated.

Basis of consolidation

The consolidated financial statements include the assets, liabilities, financial performance and cash flows of the Bank and all of its subsidiaries, after elimination of intercompany transactions and balances. Subsidiaries are defined as entities controlled by the Bank and exclude associates and joint ventures. The Bank’s subsidiaries can be classified as entities controlled through voting interests or special purpose entities (SPEs).

The Bank consolidates a subsidiary from the date it obtains control. Control is defined as the power to govern the financial and operating policies so as to obtain benefits from the entity’s activities.

Non-controlling interests, including capital instrument equity holders, are presented within equity in the Consolidated Statement of Financial Position separately from equity attributable to common and preferred shareholders of the Bank. Partial sales and incremental purchases of interests in subsidiaries that do not result in a change of control are accounted for as equity transactions with non-controlling interest holders. Any difference between the carrying amount of the interest sold or purchased and the transaction amount is recorded as an adjustment to retained earnings.

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Voting-interest subsidiaries

Control is presumed with an ownership interest of more than 50% of the voting rights in an entity.

The Bank may consolidate an entity when it owns less than 50% of the voting rights when it has one or more other attributes of power:

—	by virtue of an agreement, over more than half of the voting rights;
—	to govern the financial and operating policies of the entity under a statute or an agreement;
—	to appoint or remove the majority of the members of the board of directors or equivalent governing body and control of the entity is by that board or body; or
—

to govern the financial and operating policies of the entity through the size of its holding of voting rights relative to the size and dispersion of holding of the other vote holders and voting patterns at shareholder meetings (i.e., de facto control).

Special purpose entities

SPEs are designed to accomplish certain well-defined objectives. The Bank may become involved with SPEs either at the formation stage or at a later date. The following circumstances may indicate a relationship in which the Bank controls an SPE and therefore should consolidate the SPE:

—	the activities of the SPE are being conducted on behalf of the Bank according to its specific business needs so that the Bank obtains benefits from the SPE’s operations;
—

the Bank has the decision-making powers to obtain the majority of the benefits of the activities of the SPE or, by setting up an ‘autopilot’ mechanism, the Bank has delegated these decision-making powers;

—	the Bank has rights to obtain the majority of the benefits of the SPE and therefore may be exposed to risks incident to the activities of the SPE; or
—	the Bank retains the majority of the residual or ownership risks related to the SPE or its assets in order to obtain benefits from its activities.

The Bank consolidates all SPEs that it controls, including its U.S.-based multi-seller conduit and certain funding and other vehicles.

Associates and joint ventures

An associate is an entity in which the Bank has significant influence, but not control, over the operating and financial policies of the entity. Significant influence is ordinarily presumed to exist when the Bank holds between 20% and 50% of the voting rights. The Bank may also be able to exercise significant influence through board representation. The effects of potential voting rights that are currently exercisable or convertible are considered in assessing whether the Bank has significant influence.

A joint venture is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control and each party is entitled to its share of the profit or loss of the activities of the joint venture.

Investments in associates and joint ventures are recognized initially at cost. Investments in associates and joint ventures are accounted for using the equity method which reflects the Bank’s share of the increase or decrease of the post-acquisition earnings and certain other movements in equity of the associates and joint ventures.

Unrealized gains and losses arising from transactions with associates and joint ventures are eliminated against the investment in associates and joint ventures to the extent of the Bank’s interest in the investee.

Investments in associates and joint ventures are evaluated for impairment at the end of each financial reporting date, or more frequently, if events or changes in circumstances indicate the existence of objective evidence of impairment. When a decline in value of an investment in associate or joint venture is due to impairment, the carrying value of the investment is adjusted to reflect its recoverable amount with an impairment loss recognized in net income from investments in associated corporations in the Consolidated Statement of Income.

Translation of foreign currencies

The financial statements of each of the Bank’s foreign operations are measured using its functional currency, being the currency of the primary economic environment of the foreign operation.

Translation gains and losses related to the Bank’s monetary items are recognized in other operating income in the Consolidated Statement of Income. Revenues and expenses denominated in foreign currencies are translated using average exchange rates, except for depreciation and amortization of buildings purchased in foreign currency, equipment and leasehold improvements of the Bank, which are translated using historical rates. Foreign currency non-monetary items that are measured at historical cost are translated into the functional currency at historical rates. Foreign currency non-monetary items measured at fair value are translated into functional currency using the rate of exchange at the date the fair value was determined. Foreign currency gains and losses on non-monetary items are recognized in the Consolidated Statement of Income if the gain or loss on the non-monetary item is recognized in the Consolidated Statement of Income. Any foreign currency exchange gains or losses on non-monetary items are recognized in the Consolidated Statement of Comprehensive Income if the gain or loss on the non-monetary item is recognized in the Consolidated Statement of Comprehensive Income.

Unrealized gains and losses arising upon translation of foreign operations, together with any gains or losses arising from hedges of those net investment positions to the extent effective, are credited or charged to net change in unrealized foreign currency translation gains/losses in the Consolidated Statement of Comprehensive Income. On disposal of a foreign subsidiary, resulting in a loss of control, translation differences previously recognized in other comprehensive income are recognized in the Consolidated Statement of Income. The Bank applies the step method to determine the amount of unrealized foreign currency translation balances in the Bank’s accumulated other comprehensive income to be reclassified into the Bank’s consolidated net income when a foreign operation is disposed.

Financial assets and liabilities

Date of recognition

The Bank initially recognizes loans, deposits, subordinated debentures and debt securities issued on the date at which they are originated or purchased. Regular-way purchases and sales of financial assets are recognized on the settlement date. All other financial assets and liabilities, including derivatives, are initially recognized on the trade date at which the Bank becomes a party to the contractual provisions of the instrument.

Initial classification and measurement

The classification of financial assets and liabilities at initial recognition depends on the purpose and intention for which the financial assets are acquired and liabilities issued and their characteristics. The initial measurement of a financial asset or liability is at fair value.

Determination of fair value

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arms length transaction, other than in a forced or liquidation sale. The best evidence of fair value is bid or ask prices for financial instruments that are quoted in an active market. Quoted prices are not always available

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for over-the-counter transactions, as well as transactions in inactive or illiquid markets. In these instances, internal models that maximize the use of observable inputs are used to estimate fair value. Financial instruments traded in a less active market have been valued using indicative market prices, present value of cash-flows or other valuation techniques. Fair value estimates normally do not consider forced or liquidation sales. Where financial instruments trade in inactive markets or when using models where observable parameters do not exist, greater management judgment is required for valuation purposes. In addition, the calculation of estimated fair value is based on market conditions at a specific point in time and therefore may not be reflective of future fair values.

Inception gains and losses are only recognized where the valuation is dependent on observable market data, otherwise, they are deferred over the life of the related contract or until the valuation inputs become observable.

Derecognition of financial assets and liabilities

Derecognition of financial assets

The derecognition criteria are applied to the transfer of part of an asset, rather than the asset as a whole only if such part comprises specifically identified cash flows from the asset, a fully proportionate share of the cash flows from the asset, or a fully proportionate share of specifically identified cash flows from the asset.

A financial asset is derecognized when the contractual rights to the cash flows from the asset has expired; or the Bank transfers the contractual rights to receive the cash flows from the financial asset; or has assumed an obligation to pay those cash flows to an independent third party; and the Bank has transferred substantially all the risks and rewards of ownership of that asset to an independent third party.

Where substantially all the risks and rewards of ownership of the financial asset are neither retained nor transferred, the Bank derecognizes the transferred asset only if it has lost control over that asset. Control over the assets is represented by the practical ability to sell the transferred asset. If the Bank retains control over the asset, it will continue to recognize the asset to the extent of its continuing involvement. At times such continuing involvement may be in the form of investment in senior or subordinated tranches of notes issued by non-consolidated special purpose entities.

On derecognition of a financial asset, the difference between the carrying amount and the sum of (i) the consideration received (including any new asset obtained less any new liability assumed) and (ii) any cumulative gain or loss that had been recognized in other comprehensive income is recognized in the Consolidated Statement of Income.

Transfers of financial assets that do not qualify for derecognition are reported as secured financings.

Derecognition of financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged, canceled or expires. If an existing financial liability is replaced by another from the same counterparty on substantially different terms, or the terms of the existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amount of the existing liability and the new liability is recognized as a gain/loss in the Consolidated Statement of Income.

Offsetting of financial instruments

Financial assets and financial liabilities with the same counterparty are offset, with the net amount reported in the Consolidated Statement of Financial Position, only if there is currently a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

Cash and deposits with financial institutions

Cash and deposits with financial institutions comprises of cash, cash equivalents, demand deposits with banks and other financial institutions, highly liquid investments that are readily convertible to cash, subject to insignificant risk of changes in value and may carry restrictions in certain circumstances. These investments are those with less than three months’ maturity from the date of acquisition.

Precious metals

Precious metals are carried at fair value less costs to sell, and any changes in fair value less costs to sell are credited or charged to other operating income – trading revenues in the Consolidated Statement of Income.

Trading assets and liabilities

Trading assets and liabilities are measured at fair value in the Consolidated Statement of Financial Position, with transaction costs recognized immediately in the Consolidated Statement of Income. Gains and losses realized on disposal and unrealized gains and losses due to fair value changes on trading assets and liabilities, other than certain derivatives, are recognized as part of other operating income – trading revenues in the Consolidated Statement of Income. Trading assets and liabilities are not reclassified subsequent to their initial recognition.

Financial assets and liabilities designated at fair value through profit or loss

Financial assets and financial liabilities classified in this category are those that have been designated by the Bank on initial recognition or on transition to IFRS. The Bank may only designate an instrument at fair value through profit or loss when one of the following criteria is met, and designation is determined on an instrument by instrument basis:

—

The designation eliminates or significantly reduces the inconsistent treatment that would otherwise arise from measuring the assets or liabilities or recognizing gains or losses on them on a different basis; or

—

The assets and liabilities are part of a group of financial assets, financial liabilities or both which are managed together and their performance evaluated on a fair value basis, in accordance with a documented risk management or investment strategy and the information about the group is provided to key management personnel and it can be demonstrated that significant financial risks are eliminated or significantly reduced; or

—	The financial instrument contains one or more embedded derivatives which significantly modify the cash flows otherwise required.

Financial assets and financial liabilities designated at fair value through profit or loss are recorded in the Consolidated Statement of Financial Position at fair value. Changes in fair value, are recorded in other operating income – other in the Consolidated Statement of Income. Dividends and interest earned or incurred are also recorded in other operating income – other in the Consolidated Statement of Income.

Securities purchased and sold under resale agreements

Securities purchased under resale agreements (reverse repurchase agreements) and securities sold under agreements to repurchase (repurchase agreements) are treated as collateralized financing arrangements and are recorded at amortized cost. The party disbursing the cash takes possession of the securities serving as collateral for the financing and having a market value equal to, or in excess of, the principal amount loaned. The securities received under reverse repurchase agreements and securities delivered under repurchase agreements are not recognized on, or derecognized from, the Consolidated Statement of Financial Position, unless the risks and rewards of ownership are obtained or relinquished. The related income and interest expense are recorded on an accrual basis in the Consolidated Statement of Income.

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Obligations related to securities sold short

Obligations related to securities sold short arise in dealing and market making activities where debt securities and equity shares are sold without possessing such securities.

Similarly, if securities purchased under an agreement to resell are subsequently sold to third parties, the obligation to return the securities is recorded as a short sale within obligations related to securities sold short in the Consolidated Statement of Financial Position. These trading liabilities are measured at fair value with any gains or losses included in other operating income – trading revenues in the Consolidated Statement of Income. Interest expense accruing on debt securities sold short is recorded in interest expense – other.

Securities lending and borrowing

Securities lending and borrowing transactions are usually collateralized by securities or cash. The transfer of the securities to counterparties is only reflected on the Consolidated Statement of Financial Position if the risks and rewards of ownership are also transferred. Cash advanced or received as collateral is recorded as an asset or liability. Fees received and paid are reported as fee and commission revenues and expenses in the Consolidated Statement of Income, respectively.

Securities borrowed are not recognized on the Consolidated Statement of Financial Position, unless they are then sold to third parties, in which case the obligation to return the securities is recorded as a trading liability and measured at fair value with any gains or losses included in other operating income – trading revenues, in the Consolidated Statement of Income.

Derivative financial instruments

Derivative financial instruments are contracts whose value is derived from interest rates, foreign exchange rates, commodities, equity prices or other financial variables. Most derivative financial instruments can be characterized as interest rate contracts, foreign exchange and gold contracts, commodity contracts, equity contracts or credit contracts. Derivative financial instruments are either exchange-traded contracts or negotiated over-the-counter contracts. Negotiated over-the-counter contracts include swaps, forwards and options.

The Bank enters into these derivative contracts for trading purposes, as well as to manage its risk exposures (i.e., to manage the Bank’s non-trading interest rate, foreign currency and other exposures). Trading activities are undertaken to meet the needs of the Bank’s customers, as well as for the Bank’s own account to generate income from trading operations.

Derivatives embedded in other financial instruments or host contracts are treated as separate derivatives when the following conditions are met:

—	their economic characteristics and risks are not closely related to those of the host contract;
—	a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and
—	the combined contract is not held for trading or designated at fair value through profit or loss.

Where an embedded derivative is separable from the host contract but the fair value, as at the acquisition or reporting date, cannot be reliably measured separately, the entire combined contract is measured at fair value. All embedded derivatives are presented on a combined basis with the host contracts although they are separated for measurement purposes when conditions requiring separation are met. Subsequent changes in fair value of embedded derivatives are recognized in other operating income – other in the Consolidated Statement of Income. Gains at inception on embedded derivatives accounted for as separate derivatives are not recognized on inception; instead they are recognized over the life of the instrument.

All derivatives, including embedded derivatives that must be separately accounted for, are recorded at fair value in the Consolidated Statement of Financial Position. The determination of the fair value of derivatives includes consideration of credit risk and ongoing direct costs over the life of the instruments. Inception gains or losses on derivatives are only recognized where the valuation is dependent on observable market data, otherwise, they are deferred over the life of the related contract, or until the valuation inputs become observable.

The gains and losses resulting from changes in fair values of trading derivatives are included in other operating income – trading revenues in the Consolidated Statement of Income.

Changes in the fair value of non-trading derivatives that do not qualify for hedge accounting are recorded in the Consolidated Statement of Income in other operating income – other. Where derivative instruments are used to manage the volatility of share-based payment expense, these derivatives are carried at fair value with changes in the fair value in relation to units hedged included in operating expenses – salaries and employee benefits in the Consolidated Statement of Income.

Changes in the fair value of derivatives that qualify for hedge accounting are recorded as other operating income – other in the Consolidated Statement of Income for fair value hedges and other comprehensive income in the Consolidated Statement of Comprehensive Income for cash flow hedges and net investment hedges.

Investment securities

Investment securities are comprised of available-for-sale and held-to-maturity securities.

Available-for-sale investment securities

Available-for-sale investment securities include equity and debt securities. Equity investments classified as available-for-sale are those which are neither classified as held-for-trading nor designated at fair value through profit or loss. Debt securities in this category are those which are intended to be held for an indefinite period of time and which may be sold in response to needs for liquidity or in response to changes in the market conditions. Available-for-sale investment securities are recorded at fair value with unrealized gains and losses recorded in other comprehensive income. When realized, these gains and losses are reclassified from the Consolidated Statement of Comprehensive Income and recorded in the Consolidated Statement of Income on an average cost basis. For non-monetary investment securities designated as available-for-sale, the gain or loss recognized in other comprehensive income includes any related foreign exchange gains or losses. Foreign exchange gains and losses that relate to the amortized cost of an available-for-sale debt security are recognized in the Consolidated Statement of Income.

Premiums, discounts and related transaction costs on available-for-sale debt securities are amortized over the expected life of the instrument to interest income – securities in the Consolidated Statement of Income using the effective interest method.

Transaction costs on available-for-sale equity securities are initially capitalized and then recognized as part of the net realized gain/loss on subsequent sale of the instrument in the Consolidated Statement of Income.

Held-to-maturity investment securities

Held-to-maturity investment securities are non-derivative assets with fixed or determinable payments and fixed maturity that the Bank has the positive intent and ability to hold to maturity, and which do not meet the definition of a loan, are not held-for-trading, and are not designated at fair value through profit or loss or as available-for-sale. After initial measurement, held-to-maturity investment securities are carried at amortized cost using the effective interest method, less

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impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition, transaction costs and fees that are an integral part of the effective interest rate. The amortization is included in interest income – securities in the Consolidated Statement of Income.

A sale or reclassification of a more than an insignificant amount of held-to-maturity investments would result in the reclassification of all held-to-maturity investments as available-for-sale, and would prevent the Bank from classifying investment securities as held-to-maturity for the current and the following two financial years. However, sales and reclassifications in any of the following circumstances would not trigger a reclassification:

—	Sales or reclassifications that are so close to maturity that changes in the market rate of interest would not have a significant effect on the financial asset’s fair value;
—	Sales or reclassifications after the Bank has collected substantially all of the asset’s original principal; or
—	Sales or reclassifications attributable to non-recurring isolated events beyond the Bank’s control that could not have been reasonably anticipated.

Impairment of investment securities

Investment securities are evaluated for impairment at the end of each reporting period, or more frequently, if events or changes in circumstances indicate the existence of objective evidence of impairment.

In the case of equity instruments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its original cost is considered in determining whether impairment exists. In the case of debt instruments classified as available-for-sale and held-to-maturity investment securities, impairment is assessed based on the same criteria as impairment of loans.

When a decline in value of available-for-sale debt or equity instrument is due to impairment, the carrying value of the security continues to reflect fair value. Losses arising from impairment are reclassified from accumulated other comprehensive income and included in net gain on investment securities within other operating income in the Consolidated Statement of Income.

The losses arising from impairment of held-to-maturity investment securities are recognized in net gain on investment securities within other operating income in the Consolidated Statement of Income.

Reversals of impairment losses on available-for-sale debt instruments resulting from increases in fair value related to events occurring after the date of impairment are included in net gain on investment securities within other operating income in the Consolidated Statement of Income, to a maximum of the original impairment charge. Reversals of impairment on available-for-sale equity instruments are not recognized in the Consolidated Statement of Income; increases in fair value of such instruments after impairment are recognized in equity.

Reversals of impairment losses on held-to-maturity investment securities are included in net gain on investment securities within other operating income in the Consolidated Statement of Income, to a maximum of the amortized cost of the investment before the original impairment charge.

Loans

Loans include loans and advances originated or purchased by the Bank which are not classified as held-for-trading, held-to-maturity or designated at fair value. Debt securities, which are not trading securities or have not been designated as available-for-sale securities and that are not quoted in an active market, are also classified as loans.

Loans originated by the Bank are recognized when cash is advanced to a borrower. Loans purchased are recognized when cash consideration is paid by the Bank. Loans are measured at amortized cost using the effective interest method, less any impairment losses. Loans are stated net of allowance for credit losses.

Purchased loans

All purchased loans are initially measured at fair value on the date of acquisition. In arriving at the fair value, the Bank considers interest rate mark adjustments and credit mark adjustments. As a result of recording all purchased loans at fair value, no allowances for credit losses are recorded in the Consolidated Statement of Financial Position on the date of acquisition. Consequently none of the purchased loans are considered to be impaired on the date of acquisition.

The interest rate mark on the date of acquisition is principally set up for fixed interest rate loans and captures the impact of the interest rate differential between the contractual rate of interest on the loan and the prevailing interest rate on the loan on the date of acquisition for the remaining term. The interest rate mark is fully amortized into interest income in the Consolidated Statement of Income over the expected life of the loan using the effective interest method.

An aggregate credit mark adjustment is established to capture management’s best estimate of cash flow shortfalls on the loans over their life time as determined at the date of acquisition. The credit mark adjustment comprises of both an incurred loss mark and a future expected loss mark.

For individually assessed loans, the credit mark established at the date of acquisition is tracked over the life of the loan. Changes to the expected cash flows of these loans from those expected at the date of acquisition are recorded as a charge/recovery in the provision for credit losses in the Consolidated Statement of Income.

Where loans are not individually assessed for determining losses, a portfolio approach is taken to determine expected losses at the date of acquisition. The portfolio approach will result in both an incurred loss mark and a future expected loss mark. The incurred loss mark is assessed at the end of each reporting period against the performance of the loan portfolio and an increase in expected cash flows will result in recovery in provision for credit losses in the Consolidated Statement of Income while any cash flows lower than expected will result in an additional provision for credit losses. The future expected loss mark is amortized into income as losses are recognized or as the portfolio of loans winds down over its expected life. An assessment is required at the end of each reporting period to determine the reasonableness of the unamortized balance in relation to the loan portfolio. An overall benefit is only recognized to the extent that the amortized amount is greater than the actual losses incurred. A net charge is recorded if the actual losses exceed the amortized amounts.

Loan impairment and allowance for credit losses

The Bank considers a loan to be impaired when there is objective evidence of impairment as a result of one or more loss events that occurred after the date of initial recognition of the loan and the loss event has an impact on the estimated future cash flows of the loan that can be reliably estimated. Objective evidence is represented by observable data that comes to the attention of the Bank and includes events that indicate:

—	significant financial difficulty of the borrower;
—	a default or delinquency in interest or principal payments;
—	a high probability of the borrower entering a phase of bankruptcy or a financial reorganization;
—	a measurable decrease in the estimated future cash flows from loan or the underlying assets that back the loan.

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If a payment on a loan is contractually 90 days in arrears, the loan will be classified as impaired, if not already classified as such, unless the loan is fully secured, the collection of the debt is in process, and the collection efforts are reasonably expected to result in repayment of the loan or in restoring it to a current status within 180 days from the date a payment has become contractually in arrears. Finally, a loan that is contractually 180 days in arrears is classified as impaired in all situations, except when it is guaranteed or insured by the Canadian government, the provinces or a Canadian government agency; such loans are classified as impaired if the loan is contractually in arrears for 365 days. Any credit card loan that has a payment that is contractually 180 days in arrears is written off. Losses expected as a result of future events, are not recognized.

The Bank considers evidence of impairment for loans and advances at both an individual and collective level.

Individual impairment allowance

For all loans that are considered individually significant, the Bank assesses on a case-by-case basis at each reporting period whether an individual allowance for loan losses is required.

For those loans where objective evidence of impairment exists and the Bank has determined the loan to be impaired, impairment losses are determined based on the Bank’s aggregate exposure to the customer considering the following factors:

—	the customer’s ability to generate sufficient cash flow to service debt obligations;
—	the extent of other creditors’ commitments ranking ahead of, or pari passu with, the Bank and the likelihood of other creditors continuing to support the company;
—	the complexity of determining the aggregate amount and ranking of all creditor claims and the extent to which legal and insurance uncertainties are evident; and
—	the realizable value of security (or other credit mitigants) and likelihood of successful repossession.

Impairment losses are calculated by discounting the expected future cash flows of a loan at its original effective interest rate, and comparing the resultant present value with the loan’s current carrying amount. This results in interest income being recognized using the original effective interest rate.

Collective impairment allowance

For loans that have not been individually assessed as being impaired, the Bank pools them into groups to assess them on a collective basis. Collective allowances are calculated for impaired loans and performing loans. Allowances related to performing loans estimate probable incurred losses that are inherent in the portfolio but have not yet been specifically identified as impaired.

Internal risk rating parameters are used in the calculation of the collective impairment allowance. For non-retail loan portfolios, internal risk rating parameters form the basis for calculating the quantitative portion of the collective allowance for performing loans:

—	Probability of Default rates (PD) which are based upon the internal risk rating for each borrower;
—	Loss Given Default rates (LGD); and
—	Exposure at Default factors (EAD).

Funded exposures are multiplied by the borrower’s PD and by the relevant LGD parameter.

Committed but undrawn exposures are multiplied by the borrower’s PD, by the relevant LGD parameter, and by the relevant EAD parameter. A model stress component is also applied to recognize uncertainty in the credit risk parameters and the fact that current actual loss rates may differ from the long term averages included in the model.

Retail loans

Retail loans represented by residential mortgages, credit cards and other personal loans are considered by the Bank to be homogeneous groups of loans that are not considered individually significant. All homogeneous groups of loans are assessed for impairment on a collective basis.

A roll rate methodology is used to determine impairment losses on a collective basis for these loans because individual loan assessment is impracticable. Under this methodology, loans with similar credit characteristics are grouped into ranges according to the number of days past due and statistical analysis is used to estimate the likelihood that loans in each range will progress through the various stages of delinquency and ultimately prove irrecoverable. This methodology employs statistical analyses of historical data and experience of delinquency and default to estimate the amount of loans that will eventually be written off as a result of the events not identifiable on an individual loan basis. When the portfolio size is small or when information is insufficient or not reliable enough to adopt a roll rate methodology, the Bank adopts a basic formulaic approach based on historical loss rate experience.

Performing loans

Over and above the individually assessed and retail roll rate allowances, loans that were subject to individual assessment for which no evidence of impairment existed, are grouped together according to their credit risk characteristics for the purpose of reassessing them on a collective basis. This reflects impairment losses that the Bank has incurred as a result of events that have occurred but where the individual loss has not been identified.

The collective impairment allowance for such loans is determined after taking into account:

—	historical loss experience in portfolios of similar credit risk characteristics (for example, by industry sector, loan grade or product);
—	the estimated period between impairment occurring and the loss being identified and evidenced by the establishment of an appropriate allowance against the individual loan; and
—

management’s experienced judgment as to whether current economic and credit conditions are such that the actual level of inherent losses at the reporting date is likely to be greater or less than that suggested by historical experience. As soon as information becomes available which identifies losses on individual loans within the group, those loans are removed from the group and assessed on an individual basis for impairment.

Provision for credit losses on off-balance sheet positions

A provision is set up for the Bank’s off-balance sheet positions and recorded in other liabilities on the Consolidated Statement of Financial Position. The process to determine the provision for off-balance sheet positions is similar to the methodology used for loans. Any change in the provision is recorded in the Consolidated Statement of Income as provision for credit losses.

Write-off of loans

Loans (and the related impairment allowance accounts) are normally written off, either partially or in full, when there is no realistic prospect of recovery. Where loans are secured, write-off is generally after receipt of any proceeds from the realization of security. In circumstances where the net realizable value of any collateral has been determined and there is no reasonable expectation of further recovery, write-off may be earlier.

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Reversals of impairment

If the amount of an impairment loss related to loans decreases in a subsequent period, and the decrease can be related objectively to an event occurring after the impairment was recognized, the excess is written back by reducing the loan impairment allowance account accordingly. The write-back is recognized in the provision for credit losses in the Consolidated Statement of Income.

Restructured loans

Restructured loans include loans where the Bank has renegotiated the original terms of a loan by granting a concession to the borrower (concessions). These concessions include interest rate adjustments, deferral or extension of principal or interest payments and forgiveness of a portion of principal or interest. Once the terms of the loan have been renegotiated and agreed upon with the borrower the loan is considered a restructured loan. The investment in the loan is reduced as of the date of the restructuring to the amount of the net cash flows receivable under the modified terms, discounted at the original effective interest rate inherent in the loan. The loan is no longer considered past due and the reduction in the carrying value of the loan is recognized as a charge for loan impairment in the Consolidated Statement of Income in the period in which the loan is restructured. In other cases, restructuring may be considered substantial enough to result in recognition of a new loan.

Customer’s liability under acceptances

The Bank’s potential liability under acceptances is reported as a liability in the Consolidated Statement of Financial Position. The Bank has equivalent claims against its customers in the event of a call on these commitments, which are reported as an asset. Fees earned are reported in fee and commission revenues – banking fees in the Consolidated Statement of Income.

Hedge accounting

The Bank formally documents all hedging relationships and its risk management objective and strategy for undertaking these hedge transactions at inception. The hedge documentation includes identification of the asset, liability, firm commitment or highly probable forecasted transaction being hedged, the nature of the risk being hedged, the hedging instrument used and the method used to assess the effectiveness of the hedge. The Bank also formally assesses, both at each hedge’s inception and on an ongoing basis, whether the hedging instruments are highly effective in offsetting changes in fair value or cash flows of hedged items. Hedge ineffectiveness is measured and recorded in other operating income – other in the Consolidated Statement of Income.

There are three types of hedges: (i) fair value hedges, (ii) cash flow hedges and (iii) net investment hedges.

Fair value hedges

For fair value hedges, the change in fair value of the hedging instrument is offset in the Consolidated Statement of Income by the change in fair value of the hedged item attributable to the hedged risk. The Bank utilizes fair value hedges primarily to convert fixed rate financial instruments to floating rate financial instruments. Hedged items include available-for-sale debt and equity securities, loans, deposit liabilities and subordinated debentures. Hedging instruments include single-currency interest rate swaps, cross-currency interest rate swaps, foreign currency forwards and foreign currency liabilities.

Cash flow hedges

For cash flow hedges, the change in fair value of the hedging instrument, to the extent effective, is recorded in other comprehensive income until the corresponding gains and losses on the hedged item is recognized in income. The Bank utilizes cash flow hedges primarily to hedge the variability in cash flows relating to floating rate financial instruments and highly probable forecasted revenues. Hedged items include available-for-sale debt securities, loans, deposit liabilities and highly probable forecasted revenues. Hedging instruments include single-currency interest rate swaps, cross-currency interest rate swaps and foreign currency forwards.

Net investment hedges

For net investment hedges, the change in fair value of the hedging instrument, to the extent effective, is recorded in other comprehensive income until the corresponding cumulative translation adjustments on the hedged net investment is recognized in income. The Bank designates foreign currency liabilities and foreign currency forwards as hedging instruments to manage the foreign currency exposure and impact on capital ratios arising from foreign operations.

Property and equipment

Land, buildings and equipment

Land is carried at cost. Buildings (including building fittings), equipment, and leasehold improvements are carried at cost less accumulated depreciation and accumulated impairment losses, if any. Cost includes expenditures that are directly attributable to the acquisition of the asset. Depreciation is calculated using the straight-line method over the estimated useful life of the related asset less any residual value as follows: buildings – 40 years, building fittings – 15 years, equipment 3 to 10 years, and leasehold improvements – term of lease plus one renewal period up to a maximum of 15 years. Depreciation expense is included in the Consolidated Statement of Income under operating expenses – depreciation and amortization. Depreciation methods, useful lives and residual values are reassessed at each financial year-end and adjusted as appropriate.

When major components of building and equipment have different useful lives, they are accounted for separately and depreciated over each component’s estimated useful life.

Net gains and losses on disposal are included in other operating income – other in the Consolidated Statement of Income in the year of disposal.

Investment property

Investment property is property held either for rental income or for capital appreciation or for both. The Bank holds certain investment properties which are presented in property and equipment on the Consolidated Statement of Financial Position using the cost model.

Investment property is carried at cost less accumulated depreciation and any accumulated impairment losses. Depreciation is calculated using the straight-line method over the estimated useful life of 40 years. Depreciation methods, useful lives and residual values are reassessed at each financial year-end and adjusted as appropriate.

The Bank engages, as appropriate, external real estate experts to determine the fair value of the investment property for disclosure purposes by using recognized valuation techniques. In cases in which prices of recent market transactions of comparable properties are available, fair value is determined by reference to these transactions.

Assets held-for-sale

Non-financial assets acquired in exchange for loans as part of an orderly realization are recorded as assets held-for-sale or held-for-use.

The assets are considered to be held-for-sale where their carrying amount will be recovered principally through a sale transaction rather than through continuing use. The asset acquired is recorded in other assets at the lower of its fair value (less cost to sell) and the carrying amount of the loan (net of impairment allowance) at the date of exchange. No depreciation is charged in respect of assets held-for-sale.

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Any subsequent write-down of the acquired asset to fair value less costs to sell is recognized in the Consolidated Statement of Income, in other operating income. Any subsequent increase in the fair value less costs to sell, to the extent this does not exceed the cumulative write-down, is also recognized in other operating income, together with any realized gains or losses on disposal.

If the acquired asset does not meet the requirement to be considered as held-for-sale, the asset is considered to be held-for-use, measured initially at cost and accounted for in the same manner as a similar asset acquired in the normal course of business.

Business combinations and goodwill

The Bank follows the acquisition method of accounting for the acquisition of subsidiaries. The Bank considers the date on which control is obtained and it legally transfers the consideration for the acquired assets and assumed liabilities of the subsidiary to be the date of acquisition. The cost of an acquisition is measured at the fair value of the consideration paid. The fair value of the consideration transferred by the Bank in a business combination is calculated as the sum of the acquisition date fair values of the assets transferred by the Bank, the liabilities incurred by the Bank to former owners of the acquiree, and the equity interests, including any options, issued by the Bank. The Bank recognizes the acquisition date fair values of any previously held investment in the subsidiary and contingent consideration as part of the consideration transferred in exchange for the acquisition. A gain or loss on any previously held investments of an acquiree is recognized in other operating income – other in the Consolidated Statement of Income.

In general, all identifiable assets acquired (including intangible assets) and liabilities assumed (including any contingent liabilities) are measured at the acquisition date fair value. The Bank records identifiable intangible assets irrespective of whether the assets have been recognized by the acquiree before the business combination. Non-controlling interests, if any, are recognized at their proportionate share of the fair value of identifiable assets and liabilities, unless otherwise indicated. Where the Bank has an obligation to purchase a non-controlling interest for cash or another financial asset, a portion of the non-controlling interest is recognized as a financial liability based on management’s best estimate of the present value of the redemption amount. Where the Bank has a corresponding option to settle the purchase of a non-controlling interest by issuing its own common shares, no financial liability is recorded.

Any excess of the cost of acquisition over the Bank’s share of the net fair value of the identifiable assets acquired and liabilities assumed is recorded as goodwill. If the cost of acquisition is less than the fair value of the Bank’s share of the identifiable assets acquired and liabilities assumed, the resulting gain is recognized immediately in other operating income – other in the Consolidated Statement of Income.

During the measurement period (which is within one year from the acquisition date), the Bank may, on a retrospective basis, adjust the amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date.

The Bank accounts for acquisition-related costs as expense in the periods in which the costs are incurred and the services are received.

Subsequent to acquisition, the Bank accounts for the following assets and liabilities recognized in a business combination as described below:

—

Contingent liabilities, until resolved, are measured at the higher of the amount that would be recognized as a provision or the amount initially recognized, with any change recognized in the Consolidated Statement of Income.

—	Indemnification assets are measured on the same basis as the item to which the indemnification relates.
—	Contingent consideration classified as a liability is measured at fair value, with any change recognized in the Consolidated Statement of Income.
—	Liabilities to non-controlling interest holders when remeasured at the end of each reporting period, a corresponding change is recorded in equity.

After initial recognition of goodwill in a business combination, goodwill in aggregate is measured at cost less any accumulated impairment losses. Goodwill is not amortized but tested for impairment annually and when circumstances indicate that the carrying value may be impaired.

Goodwill is reviewed at each reporting date to determine whether there is any indication of impairment. For the purpose of impairment testing, goodwill acquired in a business combination is, on the acquisition date, allocated to each of the Bank’s group of cash-generating units (CGU) that are expected to benefit from the combination. CGUs to which goodwill has been allocated are aggregated so that the level at which impairment is tested reflects the lowest level at which goodwill is monitored for internal management purposes.

The carrying amount of the CGU is determined by management using approved internal economic capital models. These models consider various factors including market risk, credit risk, operational risk, and other relevant business risks for the CGU. An impairment loss is recognized if the carrying amount of CGU exceeds the recoverable amount. The recoverable amount is the greater of fair value less costs of disposal and value in use. If either fair value less costs of disposal or value in use exceeds the carrying amount, there is no need to determine the other. The recoverable amount of the CGU has been determined using the fair value less costs of disposal method. In determining fair value less costs of disposal, an appropriate valuation model is used which considers various factors including normalized net income, control premium and price earnings multiples. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators. An impairment loss, in respect of goodwill, is not reversed.

Significant judgement is applied in determining the CGU’s recoverable amount and assessing whether certain events or circumstances constitute objective evidence of impairment.

Intangible assets

Intangible assets represent identifiable non-monetary assets and are acquired either separately or through a business combination or generated internally. The Bank’s intangible assets are mainly comprised of computer software, customer relationships, core deposit intangibles and fund management contracts.

The cost of a separately acquired intangible asset includes its purchase price and directly attributable costs of preparing the asset for its intended use.

In respect of internally generated intangible assets, cost includes all directly attributable costs necessary to create, produce, and prepare the asset to be capable of operating in the manner intended by management.

After initial recognition, an intangible asset is carried at its cost less any accumulated amortization and accumulated impairment losses.

Intangible assets that have finite useful lives are initially measured at cost and are amortized on a straight-line basis over their useful lives as follows: computer software – 5 to 10 years; and other intangible assets – 5 to 20 years. Amortization expense is included in the

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Consolidated Statement of Income under operating expenses – depreciation and amortization. As intangible assets are considered to be non-financial assets, the impairment model for non-financial assets is applied. Intangible assets with indefinite useful lives are not amortized but are tested for impairment annually and when circumstances indicate that this carrying value may be impaired.

Impairment of non-financial assets

The carrying amount of the Bank’s non-financial assets, other than goodwill and deferred tax assets which are separately addressed, is reviewed at each reporting date to determine whether there is any indication of impairment. For the purpose of impairment testing, non-financial assets that cannot be tested individually are grouped together into the smallest group of assets that generate cash inflows from continuing use that are largely independent from the cash inflows of other assets or groups of assets.

If any indication of impairment exists then the asset’s recoverable amount is estimated. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs of disposal. The Bank’s corporate assets do not generate separate cash inflows. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.

An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount. Impairment losses of continuing operations are recognized in the Consolidated Statement of Income in those expense categories consistent with the nature of the impaired asset. Impairment losses recognized in prior periods are reassessed at each reporting date for any indication that the loss had decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. Such reversal is recognized in the Consolidated Statement of Income.

Significant judgment is applied in determining the non-financial asset’s recoverable amount and assessing whether certain events or circumstances constitute objective evidence of impairment.

Corporate income taxes

The Bank follows the balance sheet liability method for corporate income taxes. Under this method, deferred tax assets and liabilities represent the cumulative amount of tax applicable to temporary differences which are the differences between the carrying amount of the assets and liabilities, and their values for tax purposes. Deferred tax assets are recognized only to the extent it is probable that sufficient taxable profits will be available against which the benefit of these deferred tax assets can be utilized.

Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Deferred and current tax assets and liabilities are only offset when they arise in the same tax reporting group and where the Bank has both the legal right and the intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

The Bank maintains provisions for uncertain tax positions that it believes appropriately reflect the risk of tax positions under discussion, audit, dispute, or appeal with tax authorities, or which are otherwise considered to involve uncertainty. These provisions are made using the Bank’s best estimate of the amount expected to be paid based on an assessment of all relevant factors, which are reviewed at the end of each reporting period.

Income tax is recognized in the Consolidated Statement of Income except where it relates to items recognized in other comprehensive income or directly in equity, in which case income tax is recognized in the same line as the related item.

Leases

Bank as a lessor

Assets leased to customers under agreements which transfer substantially all the risks and rewards of ownership, with or without ultimate legal title, are classified as finance leases and presented within loans in the Consolidated Statement of Financial Position. When assets held are subject to a finance lease, the leased assets are derecognized and a receivable is recognized which is equal to the present value of the minimum lease payments, discounted at the interest rate implicit in the lease. Initial direct costs incurred in negotiating and arranging a finance lease are incorporated into the receivable through the discount rate applied to the lease. Finance lease income is recognized over the lease term based on a pattern reflecting a constant periodic rate of return on the net investment in the finance lease.

Assets leased to customers under agreements which do not transfer substantially all the risks and rewards of ownership are classified as operating leases. The leased assets are included within property and equipment on the Bank’s Consolidated Statement of Financial Position. Rental income is recognized on a straight-line basis over the period of the lease in other operating income – other in the Consolidated Statement of Income. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized as an expense on a straight-line basis over the lease term.

Bank as a lessee

Assets held under finance leases are initially recognized as property and equipment in the Consolidated Statement of Financial Position at an amount equal to the fair value of the leased asset or, if lower, the present value of the minimum lease payments. The corresponding finance lease obligation is included in other liabilities in the Consolidated Statement of Financial Position. The discount rate used in calculating the present value of the minimum lease payments is the interest rate implicit in the lease. Contingent rentals are recognized as expense in the periods in which they are incurred.

Operating lease rentals payable are recognized as an expense on a straight-line basis over the lease term, which commences when the lessee controls the physical use of the asset. Lease incentives are treated as a reduction of rental expense and are also recognized over the lease term on a straight-line basis. Contingent rentals arising under operating leases are recognized as an expense in the period in which they are incurred.

Sale and lease-back

Where the Bank enters into a sale leaseback transaction for a non-financial asset at fair market value that results in the Bank retaining an operating lease (where the lessor retains substantially all risks and rewards of ownership), any gains and losses are recognized immediately in net income. Where the sale leaseback transaction results in a finance lease, any gain on sale is deferred and recognized in net income over the remaining term of the lease.

Leasehold improvements

Leasehold improvements are investments made to customize buildings and offices occupied under operating lease contracts to make them

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suitable for their intended purpose. The present value of estimated reinstatement costs to bring a leased property into its original condition at the end of the lease, if required, is capitalized as part of the total leasehold improvements costs. At the same time, a corresponding liability is recognized to reflect the obligation incurred. Reinstatement costs are recognized in net income through depreciation of the capitalized leasehold improvements over their estimated useful life.

Capital instruments

The Bank classifies capital instruments as either financial liabilities, equity instruments or compound instruments comprised of both liability and equity components in accordance with the substance of the contractual terms of the instruments.

Certain payment features that do not create an unavoidable obligation to pay cash are characteristic of equity. Where a capital instrument embodies features of liability and equity, it is considered to be a compound instrument. At inception, the liability component of a compound instrument is initially measured, with any residual attributed to equity.

Financial liability components are classified as capital instrument liabilities in the Consolidated Statement of Financial Position, with the related interest expense recorded in the Consolidated Statement of Income.

Instruments that are classified, in whole or in part, as equity instruments are classified as non-controlling interests – capital instrument equity holders in the Consolidated Statement of Financial Position. When the Bank has an obligation to pay distributions to capital instrument equity holders, the distributions are deducted directly from equity, with a corresponding increase to other liabilities – other. Net income attributable to non-controlling interests – capital instrument equity holders represents net income earned in capital funding trusts not attributable to the Bank’s common shareholders.

When the Bank redeems a compound instrument, the Bank allocates the consideration paid to the liability component based on its redemption date fair value, with any residual amount recognized directly in equity. Any difference between the fair value of the liability and its carrying amount is recognized as gain or loss in the Consolidated Statement of Income and is allocated entirely to non-controlling interests – capital instrument equity holders.

Provisions

A provision is recognized if, as a result of a past event, the Bank has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The amount recognized as a provision is the Bank’s best estimate of the consideration required to settle the present obligation, taking into account the risks and uncertainties surrounding the obligation. If the effect of the time value of money is considered material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. The increase in the provision due to the passage of time is recorded as interest expense – other in the Consolidated Statement of Income.

Insurance contracts

Gross premiums for life insurance contracts are recognized as income when due. Gross premiums for non-life insurance business primarily property and casualty are recognized as income over the term of the insurance contracts. Unearned premiums represent the portion of premiums written in the current year that relate to the period of risk after the reporting date. Insurance claims recoveries are accounted as income in the same period as the related claims.

Gross insurance claims for life insurance contracts reflect the cost of all claims arising during the year. Gross insurance claims for property and casualty insurance contracts include paid claims and movements in outstanding claim liabilities. Insurance premiums ceded to reinsurers are accounted as expense in the same period as the premiums for the direct insurance contracts to which they relate.

Guarantees

Guarantees include standby letters of credit, letters of guarantee, indemnifications, credit enhancements and other similar contracts. Guarantees that qualify as a derivative are accounted for in accordance with the policy for derivative instruments. For guarantees that do not qualify as a derivative, a liability is recorded for the fair value of the obligation assumed at inception. The fair value of the obligation at inception is generally based on the discounted cash flow of the premium to be received for the guarantee, resulting in a corresponding asset. Subsequent to initial recognition, such guarantees are measured at the higher of the initial amount, less amortization to recognize any fee income earned over the period, and the best estimate of the amount required to settle any financial obligation arising as a result of the guarantee. Any increase in the liability is reported in the Consolidated Statement of Income.

Employee benefits

The Bank provides pension and other benefit plans for eligible employees in Canada, the United States and other international operations. Pension benefits are predominantly offered in the form of defined benefit pension plans (generally based on an employee’s length of service and the final five years’ average salary), with some pension benefits offered in the form of defined contribution pension plans (where the Bank’s contribution is fixed and there is no legal or constructive obligation to pay further amounts). Other benefits provided include post-retirement health care, dental care and life insurance, along with other long-term employee benefits such as long-term disability benefits.

Defined benefit pension plans and other post-retirement benefit plans

The cost of these employee benefits is actuarially determined each year using the projected unit credit method. The calculation uses management’s best estimate of a number of assumptions – including the long-term rates of investment return on plan assets, future compensation, health care costs, mortality, as well as the retirement age of employees. The discount rate is computed based on the yield at the reporting date on high quality corporate bonds that have maturity dates approximating the terms of the Bank’s obligations. The expected return on plan assets is based on the fair value of plan assets as at October 31.

The Bank’s net asset or liability in respect of employee benefit plans is calculated separately for each plan as the difference between the present value of future benefits earned in respect of service for prior periods and the fair value of plan assets, adjusted for unrecognized actuarial gains or losses and unrecognized past service costs.

When the net amount in the Consolidated Statement of Financial Position is an asset, the recognized asset is limited to the net total of any cumulative unrecognized actuarial losses and past service costs and the present value of any economic benefits available in the form of any refunds from the plan or reductions in future contributions to the plan. In order to calculate the present value of economic benefits, consideration is given to any minimum funding requirements that apply to any plan sponsored by the Bank. An economic benefit is available to the Bank if it is realizable during the life of the plan or on settlement of the plan liabilities.

The net asset or liability is included in other assets and other liabilities, as appropriate, in the Consolidated Statement of Financial Position.

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If the cumulative unrecognized net actuarial gain or loss is more than 10% of the greater of the fair value of plan assets or the defined benefit obligation at the beginning of the year, the excess above this 10% threshold is generally amortized over the estimated average remaining service period of employees. For the Bank’s principal pension plans and other benefit plans, these periods range from 6 to 17 years and from 7 to 26 years, respectively.

When the benefits of a plan are improved (reduced), the portion of the increased (reduced) defined benefit obligation relating to past service by employees that is not vested is recognized in net income on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense (income) is recognized immediately in net income.

Other long-term employee benefits

Other long-term employee benefits are accounted for similar to defined benefit pension plans and other post-retirement benefit plans described above except that actuarial gains and losses and/or past service costs are recognized in net income in the period in which they arise.

Defined contribution plans

Certain employees outside of Canada participate in defined contribution pension plans. The costs for such plans are equal to the Bank contributions made to employees’ accounts during the year.

Termination benefits

Termination benefits are recognized as an expense when the Bank is demonstrably committed, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy.

Short-term employee benefits

Short-term employee benefits are expensed as the related service is provided and a liability is measured on an undiscounted basis net of payments made.

Recognition of income and expenses

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Bank and the revenue can be reliably measured. The following specific criteria must also be met before revenue is recognized:

Interest and similar income and expenses

For all interest-bearing financial instruments, including those held-for-trading or designated at fair value through profit or loss, interest income or expense is recorded in net interest income using the effective interest rate. This is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or financial liability. The calculation takes into account all the contractual terms of the financial instrument (for example, prepayment options) and includes any fees or incremental costs that are directly attributable to the instrument and are an integral part of the effective interest rate, but not future credit losses.

The carrying amount of interest-bearing financial instruments, measured at amortized cost or classified as available-for-sale, is adjusted if the Bank revises its estimates of payments or receipts. The adjusted carrying amount is calculated based on the original effective interest rate and the change in carrying amount is recorded as other operating income in the Consolidated Statement of Income.

Once the carrying value of a financial asset or a group of similar financial assets has been reduced due to an impairment loss, interest income continues to be recognized based on net effective interest rate inherent in the investment.

Loan origination costs are deferred and amortized into interest income using the effective interest method over the expected term of the loan. Loan fees are recognized in interest income over the appropriate lending or commitment period. Mortgage prepayment fees are recognized in interest income when received, unless they relate to a minor modification to the terms of the mortgage, in which case the fees are deferred and amortized using the effective interest method over the remaining period of the original mortgage.

Loan commitment fees for loans that are likely to be drawn down and other credit related fees are deferred (together with any incremental costs) and recognized as part of the effective interest on the loan. When it is unlikely that a loan will be drawn down, the loan commitment fees are recognized over the commitment period on a straight-line basis.

For presentation purposes, on the Consolidated Statement of Income, interest income and interest expense from trading operations are reclassified to trading revenues.

Fee and commission revenues

The Bank earns fee and commission revenues from a diverse range of services it provides to its customers. Fee income can be divided into the following two categories:

Fees earned for the provision of services over a period of time are accrued over that period. These fees include commission income, asset management, custody and other management and advisory fees.

Fees arising from negotiating or participating in the negotiation of a transaction for a third party, such as the arrangement of the acquisition of shares or other securities or the purchase or sale of businesses, are recognized on completion of the underlying transaction. Fees or components of fees that are linked to a certain performance are recognized after fulfilling the corresponding criteria.

Fee and commission expenses

Fee and commission expenses relate to transaction and service fees which are expensed as the services are received.

Dividend income

Dividend income on equity securities is recognized in interest income when the Bank’s right to receive payment is established.

Share-based payments

Share-based payments awarded to employees are recognized as compensation expense in the Consolidated Statement of Income over the vesting period based on the number of awards expected to vest including the impact of expected forfeitures. For awards that are delivered in tranches, each tranche is considered a separate award and accounted for separately.

Stock appreciation rights and other awards that must be settled for cash are classified as liabilities. Liability-classified awards are re-measured to fair value at each reporting date while they remain outstanding.

Employee stock options with tandem stock appreciation rights give the employee the right to exercise for shares or settle in cash. These options are classified as liabilities and are re-measured to fair value at each reporting date while they remain outstanding. If an option is exercised, thereby cancelling the tandem stock appreciation right, both the exercise price proceeds together with the accrued liability and associated taxes are credited to equity – common shares in the Consolidated Statement of Financial Position.

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Plain vanilla options and other awards that must be settled for shares are classified as equity awards. Equity-classified awards are expensed based on the grant date fair value with a corresponding increase to equity – other reserves in the Consolidated Statement of Financial Position. If an option is exercised, both the exercise price proceeds together with the amount recorded in other reserves is credited to equity – common shares in the Consolidated Statement of Financial Position.

For tandem stock appreciation rights, stock appreciation rights and plain vanilla options, the Bank estimates fair value using an option pricing model. The option pricing model requires inputs such as the exercise price of the option, the current share price, the risk free interest rate, expected dividends, expected volatility (calculated using an equal weighting of implied and historical volatility) and specific employee exercise behaviour patterns based on statistical data. For other awards, fair value is the quoted market price of the Bank’s common shares at the reporting date.

Where derivatives are used to hedge share-based payment expense, related mark-to-market gains and losses are included in operating expenses – salaries and employee benefits in the Consolidated Statement of Income.

A voluntary renouncement of a tandem stock appreciation right where an employee retains the corresponding option for shares with no change in the overall fair value of the award, results in a reclassification of the accrued liability and associated tax to equity – other reserves in the Consolidated Statement of Financial Position. This reclassification is measured at the fair value of the renounced awards as of the renouncement date. Subsequent to the voluntary renouncement, these awards are accounted for as plain vanilla options, based on the fair value as of the renouncement date.

Customer loyalty programs

The Bank operates loyalty points programs, which allow customers to accumulate points when they use the Bank’s products and services. The points can then be redeemed for free or discounted products or services, subject to certain conditions.

Consideration received is allocated between the products sold or services rendered and points issued, with the consideration allocated to points equal to their fair value. The fair value of points is generally based on equivalent retail prices for the mix of awards expected to be redeemed. The fair value of the points issued is deferred in other liabilities and recognized as banking revenues when the points are redeemed or lapsed. Management judgement is involved in determining the redemption rate to be used in the estimate of points to be redeemed.

Dividends on shares

Dividends on common and preferred shares are recognized as a liability and deducted from equity when they are approved by the Bank’s Board. Interim dividends are deducted from equity when they are declared and no longer at the discretion of the Bank.

Segment reporting

Management’s internal view is the basis for the determination of operating segments. The operating segments are those whose operating results are regularly reviewed by the Bank’s chief operating decision-maker to make decisions about resources to be allocated to the segment and assess its performance. The Bank has four operating segments: Canadian Banking, International Banking, Global

Wealth & Insurance, and Global Banking & Markets. The other category represents smaller operating segments, including Group Treasury and other corporate items, which are not allocated to an operating segment. These segments offer different products and services and are managed separately based on the Bank’s management and internal reporting structure. The Bank’s management reviews internal management reports on a regular basis.

The results of these business segments are based upon the internal financial reporting systems of the Bank. The accounting policies used in these segments are generally consistent with those followed in the preparation of the consolidated financial statements by the Bank. The only notable accounting measurement difference is the grossing up of revenues which are tax-exempt and income from associate corporations to an equivalent before-tax basis for those affected segments. This change in measurement enables comparison of income arising from taxable and tax-exempt sources.

Because of the complexity of the Bank, various estimates and allocation methodologies are used in the preparation of the business segment financial information. The funding value of assets and liabilities are transfer-priced at wholesale market rates, and corporate expenses are allocated to each segment based on utilization. As well, capital is apportioned to the business segments on a risk-based methodology. Transactions between segments are recorded within segment results as if conducted with a third party and are eliminated on consolidation.

Earnings per share (EPS)

Basic EPS is computed by dividing net income for the period attributable to the Bank’s common shareholders by the weighted-average number of common shares outstanding during the period.

Diluted EPS is calculated by dividing adjusted net income for the period attributable to common shareholders by the weighted-average number of diluted common shares outstanding for the period. In the calculation of diluted earnings per share, earnings are adjusted for changes in income or expenses that would result from the issuance of dilutive shares. The weighted-average number of diluted common shares outstanding for the period reflects the potential dilution that would occur if options, securities or other contracts that entitle their holders to obtain common shares had been outstanding from the beginning of the period (or a later date) to the end of the period (or an earlier date). Instruments determined to have an antidilutive impact for the period are excluded from the calculation of diluted EPS.

Earnings are adjusted by the after-tax amount of distributions related to dilutive capital instruments recognized in the period. For tandem stock appreciation rights that are carried as liabilities, the after-tax re-measurement included in salaries and employee benefits expense, net of related hedges, is adjusted to reflect the expense had these rights been equity-classified.

The number of additional shares for inclusion in diluted EPS for share-based payment options is determined using the treasury share method. Under this method, the net number of incremental common shares is determined by assuming that in-the-money stock options are exercised and the proceeds are used to purchase common shares at the average market price during the period.

The number of additional shares associated with capital instruments that potentially result in the issuance of common shares is based on the terms of the contract.

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4	Future accounting developments

The Bank actively monitors developments and changes in standards from the IASB as well as regulatory requirements from the Canadian Securities Administrators and OSFI.

Effective November 1, 2013

The IASB issued a number of new or amended standards that are effective for the Bank as of November 1, 2013. The Bank has completed its assessment phase and will be able to meet the requirements of the new standards in the first quarter of 2014.

Employee Benefits

IAS 19, Employee Benefits, eliminates the use of the corridor approach (the method currently used by the Bank) and requires the value of the surplus/deficit of the defined benefit plans to be recorded on balance sheet, with actuarial gains and losses to be recognized immediately in other comprehensive income (OCI). In effect, the plan net surplus/deficit position would be reflected on the Bank’s Consolidated Statement of Financial Position. Amounts recorded in OCI would not be recycled through the Bank’s Consolidated Statement of Income. In addition, the discount rate to be used for recognizing the net interest income/expense is based on the rate at which the liabilities are discounted and not the expected rate of return on the assets. This will result in higher expense in the Consolidated Statement of Income in line with the funded status of the plan. The OCI balances will also be changing directly due to the changes in the actuarial gains and losses. The standard will be effective for the Bank as of November 1, 2013 and is applied retrospectively.

On November 1, 2012, the Bank’s net benefit liability was $1,163 million. When the amended standard is implemented retrospectively, the net benefit liability at November 1, 2012 will increase by $1,228 million to $2,391 million. In addition, there will be an increase in deferred tax assets of $318 million, and a net decrease in equity of $910 million. The decrease to equity is comprised of reductions to accumulated other comprehensive income and retained earnings after-tax of $723 million and $187 million, respectively. At October 31, 2013, the Bank’s net benefit liability was $1,000 million under the current standard but is estimated to increase to $1,549 million under the new standard.

The benefit expense under the new standard for fiscal 2013 is estimated to be $395 million compared to $301 million under the current standard (2012 new standard - $292 million compared to $238 million under the current standard).

Consolidation

The following new and amended guidance relates to consolidated financial statements:

IFRS 10, Consolidated Financial Statements; and

IFRS 12, Disclosure of Interests in Other Entities

IFRS 10 replaces the consolidation guidance in IAS 27, Separate Financial Statements. It introduces a single, principle based control model for all entities as a basis for determining which entities are consolidated and sets out the requirements for the preparation of consolidated financial statements. Under IFRS 10, control results from an investor having: (1) power over the relevant activities of the investee; (2) exposure or rights to variable returns from its involvement with the investee; and (3) the ability to use its power over the investee to affect the amount of the returns. The standard also provides additional clarity and guidance on the role of a principal or agent in determination of control. The standard is applied retrospectively allowing for certain practical exceptions and transitional relief.

On adoption of IFRS 10, the Bank expects to deconsolidate certain trusts through which the Bank issues regulatory capital instruments.

The impact as at November 1, 2012 and November 1, 2013 will be a reclassification of $777 million and $743 million, respectively, from Non-controlling interests-capital instrument equity holders to Deposits – Business and government. Other than this reclassification, the adoption of the standard will not have a material impact on the Bank’s assets or liabilities.

IFRS 12 broadens the definition of interests in other entities and requires enhanced disclosures on both consolidated entities and unconsolidated entities with which the Bank is involved. The standard also requires certain additional disclosures for unconsolidated Bank-sponsored entities. The adoption of IFRS 12 will not have a significant impact on the Bank’s consolidated financial statements.

Joint Arrangements

IFRS 11, Joint Arrangements, addresses inconsistencies in the reporting of joint arrangements by eliminating proportionate consolidation as a method to account for jointly controlled entities and improves the accounting of joint arrangements by introducing a principle-based approach that requires a party to the joint arrangement to recognize its rights and obligations from the arrangement, rather than its legal form (as is currently the case). The adoption of this standard will have no material impact on the Bank’s assets and liabilities.

Fair Value Measurement

IFRS 13, Fair Value Measurement, provides a definition of fair value, establishes a single framework for measuring fair value, and provides additional disclosure requirements for fair value used across all IFRS standards. The Bank does not expect the adoption of this standard to have a significant impact on how we determine fair value but is expected to result in additional quantitative and qualitative disclosures. Some of these additional disclosures will be required at interim reporting and some at year-end. The standard will be applied prospectively.

Disclosures – Offsetting Financial Assets and Financial Liabilities

IFRS 7, Financial Instruments: Disclosures – Offsetting Financial Assets and Liabilities, provides new disclosures requiring the Bank to disclose gross amounts subject to rights of set off, amounts set off, and the related net credit exposure. The Bank expects the adoption of this standard will result in additional disclosures.

Effective November 1, 2014 and beyond

Levies

IFRIC 21, Levies, provides guidance on when to recognize a liability to pay a levy imposed by government that is accounted for in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets. IFRIC 21 is to be applied retrospectively and is effective for the Bank November 1, 2014. While the interpretation determines the timing of the recognition, it does not change the measurement of the amount to be recognized. The Bank is currently assessing the impact of adopting this interpretation.

Investment Entities

The IASB issued amendments, effective November 1, 2014, to IFRS 10, IFRS 12, and IAS 27 which requires a parent that is an investment entity to measure its investments in subsidiaries at fair value through profit or loss, instead of consolidating subsidiaries in its consolidated financial statements. The Bank is currently assessing the impact of adopting this amendment.

Novation of Derivatives and Continuation of Hedge Accounting (Amendments to IAS 39)

This amendment to IAS 39, Financial Instruments: Recognition and Measurement, adds a limited exception to IAS 39 to allow hedge accounting to continue in a situation where a derivative, which has been designated as a hedging instrument, is novated to effect clearing with a central counterparty as a result of laws and regulation, if

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specific conditions are met. This amendment is effective for the Bank November 1, 2014. The Bank is currently assessing the impact of adopting this amendment.

Presentation

Amendment to IAS 32, Financial Instruments: Presentation, clarifies the requirements relating to offsetting financial assets and financial liabilities. This amendment is effective for the Bank November 1, 2014. The Bank is currently assessing the impact of adopting this amendment.

Disclosures for Non-financial Assets

Amendment to IAS 36, Impairment of Assets, provides new disclosure requirements relating to the measurement of the recoverable amount of impaired assets as a result of issuing IFRS 13, Fair Value Measurement. This amendment is effective for the Bank November 1, 2014. The Bank is currently assessing the impact of adopting this amendment.

Financial Instruments

IFRS 9, Financial Instruments, will replace the guidance in IAS 39, Financial Instruments: Recognition and Measurement, and will be completed and implemented in three separate phases, which includes classification and measurement of financial assets and liabilities, impairment of financial assets and hedge accounting. Accounting for macro hedging will be issued as a separate standard. On November 19, 2013, IFRS 9 was formally amended to remove the January 1, 2015 effective date, in line with the decision made in the July 2013 IASB meeting. The IASB also tentatively decided at its November 2013 meeting that the mandatory effective date of IFRS 9 will be no earlier than annual periods beginning on or after January 1, 2017. The Bank continues to monitor all of these developments and continues to assess the impact.

5	Cash and deposits with financial institutions

As at October 31 ($ millions)	2013	2012(1)
Cash and non-interest-bearing deposits with financial institutions	$5,449	$6,036
Interest-bearing deposits with financial institutions	47,889	41,301
Total	$53,338	$47,337

(1)	Amounts have been restated to include the impact of the change in presentation of deposits with financial institutions and cash collateral on securities borrowed (refer to Note 2).

The Bank is required to maintain balances with central banks, other regulatory authorities and certain counterparties and these amount to $4,510 million (2012 – $3,473 million).

6	Fair value of financial instruments

Determination of fair value

The following methods and assumptions were used to estimate the fair values of financial instruments (refer to Note 9(d) for fair value of derivative instruments).

The fair values of cash resources, securities purchased under resale agreements and securities borrowed, customers’ liability under acceptances, other assets, obligations related to securities sold under repurchase agreements and securities lent, acceptances, obligations related to securities sold short and other liabilities are assumed to approximate their carrying values, due to their short-term nature.

Trading loans

Trading loans include precious metals loans (primarily gold and silver), that are valued using a discounted cash flow model incorporating market-observable inputs, including precious metals spot and forward prices and interest rate curves. Other trading loans that serve as hedges to loan-based credit total return swaps are valued using consensus prices from Bank approved independent pricing services (pricing services).

Government issued or guaranteed securities

The fair values of government issued or guaranteed debt securities are primarily based on quoted prices in active markets, where available. Where quoted prices are not available, the fair value is determined by utilizing recent transaction prices, broker quotes, or pricing services.

For securities that are not actively traded, the Bank uses a discounted cash flow method, assuming the effective yield of a similar instrument adjusted for instrument-specific risk factors. Other unobservable inputs used in the discounted cash flow method include the use of credit spread data and relevant contractual features.

Corporate and other debt

Corporate and other debt securities are valued using prices from independent market data providers or third-party broker quotes.

Where prices are not available consistently, the last available data is used and corroborated with a yield-based valuation approach. In some instances, interpolated yields of similar bonds are used to price securities. The Bank uses pricing models with observable inputs from market sources such as credit spread curves, interest rate curves, and recovery rates. These inputs are corroborated through an Independent Pricing Valuation process on a monthly basis.

In some cases, prices are unavailable and cannot be corroborated with market observable inputs. For certain securities where there is no active market, no consensus market pricing and no indicative or executable independent third-party quotes, the Bank relies on pricing by third-party providers and cannot readily observe the market inputs used to price such instruments.

Mortgage backed securities

The fair value of residential mortgage-backed securities is primarily determined using third-party broker quotes and independent market data providers, where the market is more active. Where the market is inactive, an industry-standard model that includes assumptions relating to prepayment rates, default rates and loss projections based on collateral type is used.

Equity securities

The fair value of equity securities is based on quoted prices in active markets, where available. Where equity securities are less frequently traded, the most recent exchange-quoted pricing is used to determine fair value.

Where quoted prices in active markets are not readily available, such as for private equity securities, the fair value is determined as a multiple of the underlying earnings or percentage of underlying assets obtained from third-party general partner statements. Where there is a wide bid-offer spread, fair value is determined based on quoted market prices for similar securities.

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Income trusts/funds and hedge funds

The fair value of Income trusts/funds and hedge funds is based on observable quoted prices. Where quoted or active market prices are unavailable, the last available Net Asset Value, fund statements and other financial information available from third-party fund managers at the fund level are used in arriving at the fair value.

These inputs are not considered observable because we cannot redeem these funds at Net Asset Value.

Derivatives

Fair values of exchange-traded derivatives are based on quoted market prices. Fair values of over-the-counter (OTC) derivatives or inactive exchange-traded derivatives are determined using pricing models, which take into account input factors such as current market and contractual prices of the underlying instruments, as well as time value and yield curve or volatility factors underlying the positions. The determination of the fair value of derivatives includes consideration of credit risk and ongoing direct costs over the life of the instruments.

Derivative products valued using a valuation technique with market-observable inputs mainly include interest rate swaps and options, currency swaps and forward foreign exchange contracts. The most frequently applied valuation techniques include forward pricing and swap models, using present value calculations. The models incorporate various inputs including foreign exchange spot and forward rates and interest rate curves.

Derivative products valued using a valuation technique with significant unobservable inputs are long dated contracts (interest rate swaps, currency swaps, forward foreign exchange contracts, option contracts and certain credit default swaps) and other derivative products that reference a basket of assets, commodities or currencies. These models incorporate certain non-observable inputs such as volatility and correlation.

Loans

The estimated fair value of loans carried at amortized cost reflects changes in the general level of interest rates that have occurred since the loans were originated or purchased. The particular valuation methods used are as follows:

–	Canadian fixed rate residential mortgages are fair valued by discounting the expected future contractual cash flows, using management’s best estimate of average market interest rates currently offered for mortgages with similar remaining terms.
–	For fixed rate business and government loans, fair value is determined by discounting the expected future contractual cash flows of these loans at interest rates estimated by using the appropriate currency swap curves for the remaining term, adjusted by a credit mark of the expected losses in the portfolio.
–	For all other fixed rate loans, fair value is determined by discounting the expected future contractual cash flows of these loans at interest rates estimated by using the appropriate currency swap curves for the remaining term.
–	For all floating rate loans, potential adjustments for credit spread changes are not considered when estimating fair values. Therefore, fair value is assumed to be equal to book value.

Deposits

The fair values of deposits payable on demand or after notice or floating rate deposits payable on a fixed date are not adjusted for credit spread changes. Therefore, fair value is assumed to equal book value for these types of deposits.

The estimated fair values of Canadian personal fixed rate deposits payable on a fixed date are fair valued by discounting the expected future contractual cash outflows, using management’s best estimate of average market interest rates currently offered for deposits with similar remaining terms.

Deposits under the Canada Mortgage Bond (CMB) program are fair valued by discounting expected future contractual cash flows using market observable inputs.

For all other fixed rate deposits, fair value is determined by discounting the expected future contractual cash flows of these deposits at interest rates estimated by using the appropriate currency swap curves for the remaining term.

Subordinated debentures

The fair values of subordinated debentures and capital instruments are determined by reference to quoted market prices. When quoted market prices are not available, fair values are estimated using current market prices for debt with similar terms and risks.

Fair value of financial instruments

The following table sets out the fair values of financial instruments of the Bank using the valuation methods and assumptions described below. The fair values disclosed do not reflect the value of assets and liabilities that are not considered financial instruments, such as land, buildings and equipment.

	2013			2012(1)
As at October 31 ($ millions)	Total fair value	Total carrying value	Favourable/ (Unfavourable)	Total fair value	Total carrying value	Favourable/ (Unfavourable)
Assets:
Cash and deposits with financial institutions	$53,338	$53,338	$–	$47,337	$47,337	$–
Precious metals	8,880	8,880	–	12,387	12,387	–
Trading assets	96,489	96,489	–	87,596	87,596	–
Financial assets designated at fair value through profit or loss	106	106	–	197	197	–
Securities purchased under resale agreements and securities borrowed	82,533	82,533	–	66,189	66,189	–
Derivative financial instruments (Note 9)	24,503	24,503	–	30,338	30,338	–
Investment securities	34,303	34,303	–	33,361	33,361	–
Loans	404,645	402,150	2,495	359,091	352,487	6,604
Customers’ liability under acceptances	10,556	10,556	–	8,932	8,932	–
Other assets	8,564	8,564	–	9,730	9,730	–
Liabilities:
Deposits	518,167	516,554	(1,613)	466,035	463,590	(2,445)
Acceptances	10,556	10,556	–	8,932	8,932	–
Obligations related to securities sold short	24,977	24,977	–	18,622	18,622	–
Derivative financial instruments (Note 9)	29,255	29,255	–	35,299	35,299	–
Obligations related to securities sold under repurchase agreements and securities lent	77,508	77,508	–	56,968	56,968	–
Subordinated debentures	6,059	5,841	(218)	10,482	10,143	(339)
Capital instruments	797	650	(147)	1,560	1,358	(202)
Other liabilities	26,072	26,072	–	26,317	26,317	–

(1)	Prior period amounts have been restated to reflect the current period presentation (refer to Note 2).

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Changes in interest rates and credit spreads are the main cause of changes in the fair value of the Bank’s financial instruments resulting in a favourable or unfavourable variance compared to book value. For the Bank’s financial instruments carried at cost or amortized cost, the carrying value is not adjusted to reflect increases or decreases in fair value due to market fluctuations, including those due to interest rate changes. For investment securities, derivatives and financial instruments held for trading purposes or designated as fair value through profit and loss, the carrying value is adjusted regularly to reflect the fair value.

Fair value hierarchy

The Bank values instruments carried at fair value using quoted market prices, where available. Quoted market prices represent a Level 1 valuation. When quoted market prices are not available, the Bank maximizes the use of observable inputs within valuation models. When all significant inputs are observable, the valuation is classified as Level 2. Valuations that require the significant use of unobservable inputs are considered Level 3.

Financial instruments measured using a valuation technique with significant unobservable inputs comprise certain illiquid government bonds, highly-structured corporate bonds, illiquid investments in funds, private equity securities, income trusts, hedge funds and complex derivatives.

The following table outlines the fair value hierarchy of instruments carried at fair value.

As at October 31, 2013 ($ millions)	Level 1	Level 2	Level 3	Total
Assets:
Trading assets
Loans	$–	$11,225	$–	$11,225
Government issued or guaranteed securities – Canada and the U.S.	23,826	–	–	23,826
Government issued or guaranteed securities – Other	6,183	7,789	–	13,972
Corporate and other debt	219	10,878	31	11,128
Income trusts/funds and hedge funds	163	4,093	1,248	5,504
Equity securities	29,468	214	84	29,766
	$59,859	$34,199	$1,363	$95,421
Financial assets designated at fair value through profit or loss	$–	$69	$37	$106

Investment securities(1)
Government issued or guaranteed securities – Canada and the U.S.	$9,496	$418	$–	$9,914
Government issued or guaranteed securities – Other	5,506	7,695	402	13,603
Corporate and other debt	1,211	5,083	471	6,765
Mortgage backed securities	–	116	12	128
Equity securities	2,391	217	1,113	3,721
	$18,604	$13,529	$1,998	$34,131
Derivative financial instruments
Interest rate contracts	$–	$11,893	$88	$11,981
Foreign exchange and gold contracts	2	8,846	37	8,885
Equity contracts	242	785	302	1,329
Credit contracts	–	953	13	966
Other	461	874	7	1,342
	$705	$23,351	$447	$24,503
Liabilities:
Derivative financial instruments
Interest rate contracts	$–	$11,772	$15	$11,787
Foreign exchange and gold contracts	1	7,505	–	7,506
Equity contracts	464	2,503	745	3,712
Credit contracts	–	5,039	11	5,050
Other	371	828	1	1,200
	$836	$27,647	$772	$29,255
Obligations related to securities sold short	$22,441	$2,536	$–	$24,977
Financial liabilities designated at fair value through profit or loss	$–	$174	$–	$174

(1)	Excludes investments which are held-to-maturity of $172.

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CONSOLIDATED FINANCIAL STATEMENTS

As at October 31, 2012 ($ millions)	Level 1	Level 2	Level 3	Total
Assets:
Trading assets
Loans	$–	$12,857	$–	$12,857
Government issued or guaranteed securities – Canada and the U.S.	23,364	–	–	23,364
Government issued or guaranteed securities – Other	4,974	6,257	–	11,231
Corporate and other debt	110	9,482	37	9,629
Income trusts/funds and hedge funds	167	4,348	1,281	5,796
Equity securities	24,477	87	55	24,619
	$53,092	$33,031	$1,373	$87,496
Financial assets designated at fair value through profit or loss	$–	$165	$32	$197

Investment securities(1)
Government issued or guaranteed securities – Canada and the U.S.	$11,312	$561	$–	$11,873
Government issued or guaranteed securities – Other	2,958	8,117	270	11,345
Corporate and other debt	886	5,305	481	6,672
Mortgage backed securities	–	126	–	126
Equity securities	1,938	146	1,071	3,155
	$17,094	$14,255	$1,822	$33,171

Derivative financial instruments
Interest rate contracts	$–	$17,889	$5	$17,894
Foreign exchange and gold contracts	38	8,824	98	8,960
Equity contracts	535	156	216	907
Credit contracts	–	972	45	1,017
Other	545	997	7	1,549
	$1,118	$28,838	$371	$30,327

Liabilities:
Derivative financial instruments
Interest rate contracts	$–	$17,377	$9	$17,386
Foreign exchange and gold contracts	43	8,178	–	8,221
Equity contracts	1,441	640	613	2,694
Credit contracts	–	5,187	164	5,351
Other	476	1,171	–	1,647
	$1,960	$32,553	$786	$35,299
Obligations related to securities sold short	$14,778	$3,844	$–	$18,622
Financial liabilities designated at fair value through profit or loss	$–	$157	$–	$157

(1)	Excludes investments which are held-to-maturity of $190.

Level 3 instrument fair value changes

The following tables summarize changes in Level 3 instruments:

For the year ended October 31, 2013 ($ millions)	Trading assets(1)	Derivative financial instruments(2)	Investment securities
Balance as at October 31, 2012	$1,405	$(415)	$1,822
Gains (losses) recorded in net income(3)	198	(34)	88
Gains (losses) recorded in other comprehensive income	–	1	59
Purchases	74	4	781
Sales and maturities	(275)	85	(723)
Transfers into/out of Level 3	(2)	34	(29)
Balance as at October 31, 2013	$1,400	$(325)	$1,998

(1)	Trading assets include an insignificant amount of financial assets designated at fair value through profit or loss.
(2)	Represents a net liability.
(3)	Gains or losses for items in Level 3 may be offset with losses or gains on related hedges in Level 1 or Level 2.

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For the year ended October 31, 2012 ($ millions)	Trading assets(1)	Derivative financial instruments(2)		Investment securities
Balance as at October 31, 2011	$1,537	$(49	6)	$2,324
Gains (losses) recorded in net income(3)	96	33	6	149
Gains (losses) recorded in other comprehensive income	–		–	(18)
Purchases	277	(25	0)	372
Sales and maturities	(258)	3	8	(1,021)
Transfers into/out of Level 3	(247)	(4	3)	16
Balance as at October 31, 2012	$1,405	$(41	5)	$1,822

(1)	Changes in Level 3 trading securities are net of changes in Level 3 obligations related to securities sold short.
(2)	Represents a net liability.
(3)	Gains or losses for items in Level 3 may be offset with losses or gains on related hedges in Level 1 or Level 2.

Level 3 sensitivity analysis

The Bank applies judgment in determining unobservable inputs used to calculate the fair value of Level 3 instruments. The composition of Level 3 instruments in available-for-sale (AFS), trading and derivatives categories for which sensitivity analyses are performed is provided below.

Included in the Bank’s Level 3 available-for-sale securities are non-quoted equity investments ($1,113 million), illiquid debt instruments comprised of government issued debt held for regulatory purposes ($402 million) and structured credit investments consisting of collateralized debt obligations ($483 million). Non-quoted equity instruments include private equities and hedge funds of $968 million. The valuation of private equity and hedge fund investments utilize net asset values as reported by fund managers. Since the valuations of non-quoted equity instruments do not involve valuation models, a sensitivity analysis of reasonably possible alternative assumptions has therefore not been performed on these securities.

The unobservable inputs used in the valuation of remaining AFS securities primarily include the correlation of default, certain bond yields, the timing and amount of cash flows, liquidity-adjusted prices, discount rates and loss assumptions. A sensitivity analysis has been performed to determine the potential gain or loss by varying the significant inputs by different percentages ranging 0.3% and 5.0% for these AFS securities. The impact of applying these other reasonably possible inputs is a potential gain of $3 million and a potential loss of $3 million. This potential gain/loss would be recorded through other comprehensive income.

Included in the Bank’s Level 3 trading securities and derivative instruments are equity investments that are not quoted in an active market ($1,332 million), other debt ($31 million) and credit derivatives, including certain cross-currency interest rate swaptions and over-the-counter equity option liabilities ($325 million). Equity investments not quoted in an active market include those investments that are hedged with total return swaps ($1,285 million). A sensitivity analysis of reasonably possible alternative assumptions has not been performed on this hedged portfolio as all changes in value are passed on to the total return swap counterparty.

For the remaining trading securities ($31 million) and derivative liabilities ($325 million) the unobservable inputs used in the valuation of trading securities and derivative instruments primarily include price volatility, par spread and option implied volatilities. A sensitivity analysis has been performed on these valuations by varying the significant inputs by different percentages ranging from 1% to 10%. For the Bank’s trading securities, derivative instruments and obligations related to securities sold short, the impact of applying these other reasonably possible assumptions is a potential net gain of $16 million and a potential net loss of $16 million.

Significant transfers

Significant transfers can occur between the fair value hierarchy levels due to additional or new information regarding valuation inputs and their observability. The following significant transfers were made among Levels 1, 2 and 3 for the year ended October 31, 2013:

Derivatives of $34 million were transferred from level 2 to level 3 during the year as new information obtained considered the inputs to be unobservable.

Investment securities of $31 million were transferred from level 2 to level 3 during the year as a result of market data becoming unobservable, while $60 million was transferred from level 3 to level 1 as a result of securities becoming quoted in an active market.

The following significant transfers were made among Levels 1, 2 and 3 for the year ended October 31, 2012:

During the year trading securities of $247 million were transferred from level 3. Securities of $116 million were transferred to level 2 due to new information obtained through a consensus pricing service, considered to be an observable input. Securities of $131 million were transferred to level 1 as new information obtained considered the inputs to be observable.

Derivative liabilities of $43 million and investment securities of $16 million were transferred from level 2 to level 3 during the year as a result of market data becoming unobservable.

Day 1 profit

For those products, which use valuation techniques for which not all the inputs are market observable, initial profit (Day 1 profit) is not recognized. When the inputs become observable over the life of the instruments or when the instruments are disposed of (derecognized), the profit is recognized in income.

For the year ended October 31 ($ millions)	2013	2012
Balance as at beginning of year	$8	$13
Deferral of profit or loss on new transactions	–	1
Recognized in the income statement during the period	(5)	(5)
Instruments disposed	–	(1)
Balance as at end of year	$3	$8

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7	Trading assets

(a)	Trading securities

An analysis of the carrying value of trading securities is as follows:

As at October 31 ($ millions)	Remaining term to maturity						2013	2012
	Within three months	Three to twelve months	One to five years	Five to ten years	Over ten years	No specific maturity	Carrying value	Carrying value
Trading securities:
Canadian federal government debt	$2,117	$929	$5,107	$1,201	$2,233	$–	$11,587	$13,535
Canadian provincial and municipal debt	882	1,175	1,787	1,122	1,731	–	6,697	4,633
U.S. treasury and other U.S. agencies’ debt	299	1,220	7,337	1,475	1,908	–	12,239	10,168
Other foreign governments’ debt	1,587	946	1,842	1,553	1,347	–	7,275	6,261
Common shares	–	–	–	–	–	35,270	35,270	30,417
Other	1,033	1,398	6,883	1,295	519	–	11,128	9,625
Total	$5,918	$5,668	$22,956	$6,646	$7,738	$35,270	$84,196	$74,639
Total by currency (in Canadian equivalent):
Canadian dollar	$3,798	$2,673	$10,606	$3,120	$4,257	$29,135	$53,589	$48,650
U.S. dollar	637	1,942	10,016	1,978	2,134	2,905	19,612	16,554
Mexican peso	877	591	639	109	11	464	2,691	1,726
Other currencies	606	462	1,695	1,439	1,336	2,766	8,304	7,709
Total trading securities	$5,918	$5,668	$22,956	$6,646	$7,738	$35,270	$84,196	$74,639

(b)	Trading loans

The following table provides the geographic breakdown of the trading loans:

As at October 31 ($ millions)	2013	2012
Trading loans(1)(2)
U.S.(3)	$5,941	$5,984
Europe(4)	2,485	3,108
Asia Pacific(4)	1,854	2,610
Canada(4)	97	134
Other(4)	848	1,021
Total	$11,225	$12,857

(1)	Geographic segmentation of trading loans is based upon the location of the ultimate risk of the underlying asset.
(2)	Loans denominated in U.S. dollars.
(3)	Includes trading loans that serve as a hedge to loan-based credit total return swaps of $3,220 (2012 – $2,315), while the remaining relates to short-term precious metals trading and lending activities.
(4)	These loans are primarily related to short-term precious metals trading and lending activities.

8	Financial assets designated at fair value through profit or loss

The Bank has elected to designate certain portfolios of assets and liabilities at fair value through profit or loss, which are carried at fair value with changes in fair values recorded in the Consolidated Statement of Income.

These portfolios include:

–	certain debt investments, in order to significantly reduce an accounting mismatch between fair value changes in these assets and fair value changes in related derivatives.
–	certain deposit note liabilities containing extension features, in order to significantly reduce an accounting mismatch between fair value changes in these liabilities and fair value changes in related derivatives.

The following table presents the fair value of financial assets and liabilities designated at fair value through profit or loss and their changes in fair value.

	Fair value		Change in fair value(1)
	As at		For the year ended
October 31 ($ millions)	2013	2012	2013	2012
Investment securities – debt	$106	$197	$6	$–
Deposit note liabilities(2)	174	157	10	(6)

(1)	These gain and/or loss amounts are recorded in other operating income – other.
(2)	As at October 31, 2013, the Bank was contractually obligated to pay $176 to the holders of the note at maturity (2012 – $149).

An analysis of the carrying value of financial instruments designated at fair value through profit or loss is as follows:

	Remaining term to maturity					2013	2012
As at October 31 ($ millions)	Within 3 months	Three to 12 months	One to 5 years	Over 5 years	No specific maturity	Carrying value	Carrying value
Investment securities
Debt	$–	$–	$69	$–	$–	$69	$165
Other	–	–	–	–	37	37	32
Total	$–	$–	$69	$–	$37	$106	$197

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9	Derivative financial instruments

(a)	Notional amounts

The following table provides the aggregate notional amounts of derivative financial instruments outstanding by type and segregated between those used by the Bank in its dealer capacity (Trading) and those derivatives designated in hedging relationships. The notional amounts of these contracts represent the derivatives volume outstanding and do not represent the potential gain or loss associated with the market risk or credit risk of such instruments. The notional amounts represent the amount to which a rate or price is applied to determine the amount of cash flows to be exchanged. Credit derivatives within Other derivative contracts are comprised primarily of purchased and sold credit default swap transactions. To a lesser extent, this category also includes total return swaps referenced to loans and debt securities. Other derivative contracts – other includes precious metals other than gold, and other commodities including energy and base metal derivatives.

	2013			2012
As at October 31 ($ millions)	Trading	Hedging	Total	Trading	Hedging	Total
Interest rate contracts
Exchange-traded:
Futures	$146,741	$–	$146,741	$134,252	$–	$134,252
Options purchased	2,935	–	2,935	25,134	–	25,134
Options written	2,494	–	2,494	27,938	–	27,938
	152,170	–	152,170	187,324	–	187,324
Over-the-counter:
Forward rate agreements	72,392	–	72,392	196,647	–	196,647
Swaps	680,053	59,145	739,198	899,010	68,257	967,267
Options purchased	57,192	–	57,192	7,626	–	7,626
Options written	52,916	–	52,916	7,565	–	7,565
	862,553	59,145	921,698	1,110,848	68,257	1,179,105
Over-the-counter (settled through central counterparties):
Forward rate agreements	160,749	–	160,749	21,430	–	21,430
Swaps	1,326,419	20,065	1,346,484	693,351	–	693,351
Options purchased	–	–	–	–	–	–
Options written	–	–	–	–	–	–
	1,487,168	20,065	1,507,233	714,781	–	714,781
Total	$2,501,891	$79,210	$2,581,101	$2,012,953	$68,257	$2,081,210
Foreign exchange and gold contracts
Exchange-traded:
Futures	$6,688	$–	$6,688	$15,260	$–	$15,260
Options purchased	23	–	23	589	–	589
Options written	–	–	–	789	–	789
	6,711	–	6,711	16,638	–	16,638
Over-the-counter:
Spot and forwards	272,633	14,337	286,970	281,915	18,256	300,171
Swaps	185,757	20,541	206,298	172,111	12,885	184,996
Options purchased	2,461	–	2,461	2,676	–	2,676
Options written	2,050	–	2,050	2,212	–	2,212
	462,901	34,878	497,779	458,914	31,141	490,055
Over-the-counter (settled through central counterparties):
Spot and forwards	–	–	–	22	–	22
Swaps	–	–	–	–	–	–
Options purchased	–	–	–	–	–	–
Options written	–	–	–	–	–	–
	–	–	–	22	–	22
Total	$469,612	$34,878	$504,490	$475,574	$31,141	$506,715
Other derivative contracts
Exchange-traded:
Equity: over-the-counter	$2,012	$–	$2,012	$–	$–	$–
Credit: over-the-counter	–	–	–	–	–	–
Other(1)	51,529	–	51,529	37,185	–	37,185
	53,541	–	53,541	37,185	–	37,185
Over-the-counter:
Equity: over-the-counter	40,776	–	40,776	44,036	–	44,036
Credit: over-the-counter	70,383	–	70,383	68,383	–	68,383
Other(1)	37,397	–	37,397	28,400	–	28,400
	148,556	–	148,556	140,819	–	140,819
Over-the-counter (settled through central counterparties):
Equity: over-the-counter	3	–	3	1	–	1
Credit: over-the-counter	7,114	–	7,114	1	–	1
Other(1)	3	–	3	134	–	134
	7,120	–	7,120	136	–	136
Total	$209,217	$–	$209,217	$178,140	$–	$178,140
Total notional amounts outstanding	$3,180,720	$114,088	$3,294,808	$2,666,667	$99,398	$2,766,065

(1)	Comprised of precious metals and other commodities.

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CONSOLIDATED FINANCIAL STATEMENTS

(b)	Remaining term to maturity

The following table summarizes the remaining term to maturity of the notional amounts of the Bank’s derivative financial instruments by type:

As at October 31, 2013 ($ millions)	Within one year	One to five years	Over five years	Total
Interest rate contracts
Futures	$70,954	$75,658	$129	$146,741
Forward rate agreements	177,554	55,587	–	233,141
Swaps	637,811	1,020,130	427,741	2,085,682
Options purchased	51,010	8,298	819	60,127
Options written	45,329	8,344	1,737	55,410
	982,658	1,168,017	430,426	2,581,101
Foreign exchange and gold contracts
Futures	2,057	4,631	–	6,688
Spot and forwards	274,546	11,595	829	286,970
Swaps	34,362	114,192	57,744	206,298
Options purchased	2,115	369	–	2,484
Options written	1,824	226	–	2,050
	314,904	131,013	58,573	504,490
Other derivative contracts
Equity	34,467	7,631	693	42,791
Credit	44,777	30,832	1,888	77,497
Other	44,316	43,996	617	88,929
	123,560	82,459	3,198	209,217
Total	$1,421,122	$1,381,489	$492,197	$3,294,808

As at October 31, 2012 ($ millions)	Within one year	One to five years	Over five years	Total
Interest rate contracts
Futures	$79,807	$54,445	$–	$134,252
Forward rate agreements	180,220	37,857	–	218,077
Swaps	539,768	801,444	319,406	1,660,618
Options purchased	28,495	3,504	761	32,760
Options written	29,250	5,139	1,114	35,503
	857,540	902,389	321,281	2,081,210
Foreign exchange and gold contracts
Futures	10,497	4,763	–	15,260
Spot and forwards	268,892	30,419	882	300,193
Swaps	29,246	103,449	52,301	184,996
Options purchased	2,181	1,084	–	3,265
Options written	2,080	921	–	3,001
	312,896	140,636	53,183	506,715
Other derivative contracts
Equity	32,626	11,199	212	44,037
Credit	16,351	49,224	2,809	68,384
Other	36,562	28,097	1,060	65,719
	85,539	88,520	4,081	178,140
Total	$1,255,975	$1,131,545	$378,545	$2,766,065

(c)	Credit risk

As with other financial assets, derivative instruments are subject to credit risk. Credit risk arises from the possibility that counterparties may default on their obligations to the Bank. However, whereas the credit risk of other financial assets is represented by the principal amount net of any applicable allowance for credit losses, the credit risk associated with derivatives is normally a small fraction of the notional amount of the derivative instrument.

Derivative contracts generally expose the Bank to credit loss if changes in market rates affect a counterparty’s position unfavourably and the counterparty defaults on payment. Accordingly, credit risk of derivatives is represented by the positive fair value of the instrument.

Negotiated over-the-counter derivatives often present greater credit exposure than exchange-traded contracts. The net change in the exchange-traded contracts is normally settled daily in cash with the exchange. Holders of these contracts look to the exchange for performance under the contract.

The Bank strives to limit credit risk by dealing with counterparties that it believes are creditworthy, and investment grade counterparties account for a significant portion of the credit risk exposure arising from the Bank’s derivative transactions as at October 31, 2013. To control credit risk associated with derivatives, the Bank uses the same credit risk management activities and procedures that are used in the lending business in assessing and adjudicating potential credit exposure. The

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Bank applies limits to each counterparty, measures exposure as the current positive fair value plus potential future exposure, and uses credit mitigation techniques, such as netting and collateralization.

The Bank obtains the benefit of netting by entering into master netting arrangements with counterparties (typically industry standard ISDA agreements), which allow for a single net settlement of all transactions covered by that agreement in the event of a default or early termination of the transactions. In this manner, the credit risk associated with favourable contracts is eliminated by the master netting arrangement to the extent that unfavourable contracts with the same counterparty are not settled before favourable contracts.

Collateralization is typically documented by way of an ISDA Credit Support Annex (CSA), the terms of which may vary according to each party’s view of the other party’s creditworthiness. CSAs can require one party to post initial margin at the onset of each transaction. CSAs also allow for variation margin to be called if total uncollateralized mark-to-market exposure exceeds an agreed upon threshold. Such variation margin provisions can be one way (only one party will ever post collateral) or bi-lateral (either party may post collateral depending upon which party is in-the-money). The CSA will also detail the types of collateral that are acceptable to each party, and the haircuts that will be applied against each collateral type. The terms of the ISDA master netting agreements and CSAs are taken into consideration in the calculation of counterparty credit risk exposure (see also page 70 of the 2013 Annual Report).

Derivative instruments used by the Bank include credit derivatives in its investment and loan portfolios: credit protection is sold as an alternative to acquire exposure to bond or loan assets, while credit protection is bought to manage or mitigate credit exposures.

The following table summarizes the credit exposure of the Bank’s derivative financial instruments. The credit risk amount (CRA) represents the estimated replacement cost, or positive fair value, for all contracts taking into account master netting or collateral arrangements that have been made. The CRA does not reflect actual or expected losses.

The credit equivalent amount (CEA) is the CRA plus an add-on for potential future exposure. The add-on amount is based on a formula prescribed in the Capital Adequacy Requirements (CAR) Guideline of the Superintendent. The risk-weighted balance is calculated by multiplying the CEA by the capital requirement (K) times 12.5, where K is a function of the probability of default (PD), loss given default (LGD), maturity and prescribed correlation factors. Other derivative contracts – other includes precious metals other than gold, and other commodities, including energy and base metal derivatives.

	2013				2012(1)
As at October 31 ($ millions)	Notional amount	Credit risk amount (CRA)(2)	Credit equivalent amount (CEA)(2)	Risk Weighted Assets(2)	Notional amount	Credit risk amount (CRA)(2)	Credit equivalent amount (CEA)(2)	Risk Weighted Assets(2)
Interest rate contracts
Futures	$146,741	$–	$–	$–	$134,252	$–	$–	$–
Forward rate agreements	233,141	7	883	29	218,077	–	144	25
Swaps	2,085,682	1,764	8,639	1,744	1,660,618	2,732	4,993	1,633
Options purchased	60,127	13	54	16	32,760	3	23	9
Options written	55,410	–	–	–	35,503	–	–	–
	2,581,101	1,784	9,576	1,789	2,081,210	2,735	5,160	1,667
Foreign exchange and gold contracts
Futures	6,688	–	–	–	15,260	–	–	–
Spot and forwards	286,970	1,338	3,946	1,067	300,193	956	3,812	819
Swaps	206,298	916	4,171	1,181	184,996	1,421	4,268	1,077
Options purchased	2,484	16	47	13	3,265	26	60	15
Options written	2,050	–	–	–	3,001	–	–	–
	504,490	2,270	8,164	2,261	506,715	2,403	8,140	1,911
Other derivative contracts
Equity	42,791	460	4,017	1,775	44,037	445	1,750	515
Credit	77,497	539	3,273	587	68,384	360	2,171	432
Other	88,929	830	7,409	1,434	65,719	1,072	2,422	1,109
	209,217	1,829	14,699	3,796	178,140	1,877	6,343	2,056
Total derivatives	$3,294,808	$5,883	$32,439	$7,846	$2,766,065	$7,015	$19,643	$5,634
Amount settled through central counterparties (3)
Exchange-traded	212,422	–	5,668	113
Over-the-counter	1,514,353	–	4,637	93
	$1,726,775	$–	$10,305	$206

(1)	Effective 2013, CEA and RWA are determined in accordance with Basel III rules. Comparative amounts for the prior period were determined in accordance with Basel II rules and have not been restated.
(2)	The amounts presented are net of collateral and master netting agreements at the product level. The total amounts relating to netting and collateral were $18,620 (2012 – $23,323) for CRA, and $31,907 (2012 – $32,656) for CEA.
(3)	Amounts are included under total derivatives above. Amounts include exposures settled directly through central counterparties and exposures settled through clearing members of central counterparties.

(d)	Fair value

The fair value of exchange-traded derivatives is based on quoted market prices. Fair values of over-the-counter (OTC) derivatives or inactive exchange-traded derivatives are determined using pricing models, which take into account input factors such as current market and contractual prices of the underlying instruments, as well as time value and yield curve or volatility factors underlying the positions. The determination of the fair value of derivatives includes consideration of credit risk and ongoing direct costs over the life of the instruments.

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CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the fair value of derivatives segregated by type and segregated between trading and those derivatives designated in hedging relationships.

As at October 31 ($ millions)	2013		2013		2012
	Average fair value(1)		Year-end fair value		Year-end fair value
	Favourable	Unfavourable	Favourable	Unfavourable	Favourable	Unfavourable
Trading
Interest rate contracts
Forward rate agreements	$35	$30	$36	$25	$66	$50
Swaps	13,629	13,450	11,116	10,901	16,561	16,625
Options	77	112	72	110	85	125
	13,741	13,592	11,224	11,036	16,712	16,800
Foreign exchange and gold contracts
Forwards	4,431	3,870	3,930	3,618	3,432	3,056
Swaps	4,773	4,037	4,247	3,488	4,919	4,691
Options	80	51	79	41	77	83
	9,284	7,958	8,256	7,147	8,428	7,830
Other derivative contracts
Equity	1,215	2,659	1,323	3,713	981	2,715
Credit	1,086	5,349	969	5,154	1,042	5,351
Other	1,548	1,380	1,375	1,200	1,390	1,626
	3,849	9,388	3,667	10,067	3,413	9,692
Trading derivatives’ market valuation	$26,874	$30,938	$23,147	$28,250	$28,553	$34,322
Hedging
Interest rate contracts
Swaps			$701	$528	$1,191	$555
Foreign exchange and gold contracts
Forwards			153	165	177	180
Swaps			502	312	417	242
			655	477	594	422
Hedging derivatives’ market valuation			$1,356	$1,005	$1,785	$977
Total derivative financial instruments as per Statement of Financial Position			$24,503	$29,255	$30,338	$35,299

Less: impact of master netting and collateral(2)			18,620	18,620	23,323	23,323
Net derivative financial instruments(2)			$5,883	$10,635	$7,015	$11,976

(1)	The average fair value of trading derivatives’ market valuation for the year ended October 31, 2012 was: favourable $33,737 and unfavourable $38,290. Average fair value amounts are based on the latest 13 month-end balances.
(2)	Master netting agreement amounts are based on the capital adequacy criteria of the Basel Committee on Banking Supervision (BCBS) and OSFI. These criteria allow netting where there are legally enforceable contracts which enable net settlement in the event of a default, bankruptcy, liquidation or similar circumstances.

(e)	Hedging activities

The Bank’s hedging activities that qualify for hedge accounting consist of fair value hedges, cash flow hedges, and net investment hedges.

Ineffectiveness of hedge relationships

Due to the ineffective portion of designated hedges, the Bank recorded the following amounts in other operating income – other:

For the year ended October 31 ($ millions)	2013	2012
Fair value hedges
Gain (loss) recorded on hedged items	$441	$(318)
Gain (loss) recorded on hedging instruments	(445)	317
Ineffectiveness	$(4)	$(1)
Cash flow hedges
Ineffectiveness	$9	$7
Net investment hedges
Ineffectiveness	–	–

Hedging instruments

Market valuation is disclosed by the type of relationship:

	2013		2012
As at October 31 ($ millions)	Favourable	Unfavourable	Favourable	Unfavourable
Derivatives designated in fair value hedging relationships(1)	$687	$570	$1,413	$48	6
Derivatives designated in cash flow hedging relationships	532	274	221	36	7
Derivatives designated in net investment hedging relationships(1)	137	161	151	12	4
Total derivatives designated in hedging relationships	$1,356	$1,005	$1,785	$97	7

(1)	As at October 31, 2013, the fair value of non-derivative instruments designated as net investment hedges and fair value hedges was $6,009 (2012 – $5,573). These non-derivative hedging instruments are presented as deposits – financial institutions on the Consolidated Statement of Financial Position.

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CONSOLIDATED FINANCIAL STATEMENTS

Cash flow hedges

The period when cash flows of designated hedged items are expected to occur and impact the Consolidated Statement of Income are as follows:

As at October 31, 2013 ($ millions)	Within one year		Within one to five years	More than five years
Cash inflows from assets	$2,347		$1,326	$77
Cash outflows from liabilities	(3,230)		(9,649)	(77)
Net cash flows	$(883)		$(8,323)	$–

As at October 31, 2012 ($ millions)	Within one year		Within one to five years	More than five years
Cash inflows from assets	$2,07	1	$410	$–
Cash outflows from liabilities	(1,36	5)	(3,791)	(92)
Net cash flows	$70	6	$(3,381)	$(92)

Income related to interest cash flows is recognized using the effective interest method over the life of the underlying instrument. Foreign currency gains and losses related to future cash flows of on-balance sheet monetary items are recognized as incurred. Forecasted revenue is recognized over the period to which it relates.

10	Investment securities

Investment securities includes held-to-maturity securities and available-for-sale securities.

(a)	An analysis of the carrying value of investment securities is as follows:

	Remaining term to maturity
As at October 31, 2013 ($ millions)	Within three months	Three to twelve months	One to five years	Five to ten years	Over ten years	No specific maturity	Carrying value
Available-for-sale
Canadian federal government debt	$607	$1,126	$4,117	$1,268	$1	$–	$7,119
Yield(1) %	0.9	2.8	1.8	2.5	2.6	–	2.0
Canadian provincial and municipal debt	71	112	2,794	279	7	–	3,263
Yield(1) %	0.3	3.0	1.4	1.6	3.2	–	1.5
U.S. treasury and other U.S. agencies’ debt	166	592	2,077	–	7	–	2,842
Yield(1) %	–	0.1	0.4	–	0.3	–	0.4
Other foreign governments’ debt	2,771	3,348	2,844	722	459	–	10,144
Yield(1) %	2.1	2.2	4.3	7.5	7.1	–	3.3
Bonds of designated emerging markets	5	51	10	–	83	–	149
Yield(1) %	9.1	6.5	9.3	–	10.2	–	8.5
Other debt	861	1,158	4,339	104	431	–	6,893
Yield(1) %	4.2	2.9	2.1	3.8	2.6	–	2.5
Preferred shares	–	–	–	–	–	384	384
Common shares	–	–	–	–	–	3,337	3,337
Total available-for-sale securities	4,481	6,387	16,181	2,373	988	3,721	34,131
Held-to-maturity
Other foreign governments’ debt	–	9	143	14	6	–	172
Total investment securities	$4,481	$6,396	$16,324	$2,387	$994	$3,721	$34,303
Total by currency (in Canadian equivalent):
Canadian dollar	$622	$1,257	$5,824	$1,176	$26	$1,513	$10,418
U.S. dollar	594	1,232	5,587	312	530	1,629	9,884
Mexican peso	657	12	1,821	0	0	45	2,535
Other currencies	2,608	3,895	3,092	899	438	534	11,466
Total investment securities	$4,481	$6,396	$16,324	$2,387	$994	$3,721	$34,303
(1)	Represents the weighted-average yield of fixed income securities.

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CONSOLIDATED FINANCIAL STATEMENTS

	Remaining term to maturity
As at October 31, 2012 ($ millions)	Within three months	Three to twelve months	One to five years	Five to ten years	Over ten years	No specific maturity	Carrying value
Available-for-sale
Canadian federal government debt	$7	$153	$5,846	$720	$6	$–	$6,732
Yield(1) %	1.0	2.7	2.0	2.5	2.4	–	2.0
Canadian provincial and municipal debt	70	140	3,074	7	8	–	3,299
Yield(1) %	2.6	2.2	1.7	2.9	3.2	–	1.7
U.S. treasury and other U.S. agencies’ debt	345	377	3,197	–	8	–	3,927
Yield(1) %	0.1	1.4	0.4	–	0.3	–	0.5
Other foreign governments’ debt	2,315	2,201	3,417	837	249	–	9,019
Yield(1) %	1.9	4.5	5.2	7.6	9.0	–	4.4
Bonds of designated emerging markets	–	–	54	9	134	–	197
Yield(1) %	–	–	6.5	13.9	11.6	–	9.7
Other debt	966	1,536	3,484	124	731	–	6,841
Yield(1) %	4.1	3.3	2.2	6.2	3.2	–	2.9
Preferred shares	–	–	–	–	–	415	415
Common shares	–	–	–	–	–	2,741	2,741
Total available-for-sale securities	3,703	4,407	19,072	1,697	1,136	3,156	33,171
Held-to-maturity
Other foreign governments’ debt	–	76	99	7	8	–	190
Total investment securities	$3,703	$4,483	$19,171	$1,704	$1,144	$3,156	$33,361
Total by currency (in Canadian equivalent):
Canadian dollar	$90	$289	$8,188	$546	$21	$1,679	$10,813
U.S. dollar	662	864	6,325	289	629	1,184	9,953
Mexican peso	142	42	1,325	4	298	37	1,848
Other currencies	2,809	3,288	3,333	865	196	256	10,747
Total investment securities	$3,703	$4,483	$19,171	$1,704	$1,144	$3,156	$33,361
(1)	Represents the weighted-average yield of fixed income securities.

(b)	An analysis of unrealized gains and losses on available-for-sale securities is as follows:

As at October 31, 2013 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal government debt	$7,036	$84	$1	$7,119
Canadian provincial and municipal debt	3,240	27	4	3,263
U.S. treasury and other U.S. agencies’ debt	2,845	4	7	2,842
Other foreign governments’ debt	10,068	96	20	10,144
Bonds of designated emerging markets	116	34	1	149
Other debt	6,649	276	32	6,893
Preferred shares	413	15	44	384
Common shares	2,627	761	51	3,337
Total available-for-sale securities	$32,994	$1,297	$160	$34,131

As at October 31, 2012 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal government debt	$6,606	$127	$1	$6,732
Canadian provincial and municipal debt	3,260	39	–	3,299
U.S. treasury and other U.S. agencies’ debt	3,929	3	5	3,927
Other foreign governments’ debt	8,850	194	25	9,019
Bonds of designated emerging markets	124	73	–	197
Other debt	6,607	307	73	6,841
Preferred shares	442	18	45	415
Common shares	2,260	551	70	2,741
Total available-for-sale securities	$32,078	$1,312	$219	$33,171

The net unrealized gain on available-for-sale securities of $1,137 million (2012 – gain of $1,093 million) decreases to a net unrealized gain of $980 million (2012 – gain of $891 million) after the impact of qualifying hedges is taken into account. The net unrealized gain on available-for-sale securities is recorded in accumulated other comprehensive income.

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(c)	An analysis of available-for-sale securities with continuous unrealized losses:

	Less than twelve months			Twelve months or greater			Total
As at October 31, 2013 ($ millions)	Cost	Fair value	Unrealized losses	Cost	Fair value	Unrealized losses	Cost	Fair value	Unrealized losses
Canadian federal government debt	$712	$711	$1	$–	$–	$–	$712	$711	$1
Canadian provincial and municipal debt	500	496	4	–	–	–	500	496	4
U.S. treasury and other U.S. agencies’ debt	458	454	4	50	47	3	508	501	7
Other foreign governments’ debt	3,832	3,814	18	134	132	2	3,966	3,946	20
Bonds of designated emerging markets	16	15	1	–	–	–	16	15	1
Other debt	1,394	1,383	11	547	526	21	1,941	1,909	32
Preferred shares	6	6	–	390	346	44	396	352	44
Common shares	513	476	37	72	58	14	585	534	51
Total available-for-sale securities	$7,431	$7,355	$76	$1,193	$1,109	$84	$8,624	$8,464	$160

	Less than twelve months			Twelve months or greater			Total
As at October 31, 2012 ($ millions)	Cost	Fair value	Unrealized losses	Cost	Fair value	Unrealized losses	Cost	Fair value	Unrealized losses
Canadian federal government debt	$54	$53	$1	$–	$–	$–	$54	$53	$1
Canadian provincial and municipal debt	29	29	–	–	–	–	29	29	–
U.S. treasury and other U.S. agencies’ debt	2,207	2,205	2	48	45	3	2,255	2,250	5
Other foreign governments’ debt	2,166	2,156	10	91	76	15	2,257	2,232	25
Bond of designated emerging markets	–	–	–	–	–	–	–	–	–
Other debt	856	845	11	808	746	62	1,664	1,591	73
Preferred shares	8	7	1	403	359	44	411	366	45
Common shares	656	602	54	168	152	16	824	754	70
Total available-for-sale securities	$5,976	$5,897	$79	$1,518	$1,378	$140	$7,494	$7,275	$219

As at October 31, 2013, the cost of 630 (2012 – 689) available-for-sale securities exceeded their fair value by $160 million (2012 – $219 million). This unrealized loss is recorded in accumulated other comprehensive income as part of unrealized gains (losses) on available-for-sale securities. Of the 630 (2012 – 689) investment securities, 148 (2012 – 203) have been in an unrealized loss position continuously for more than a year, amounting to an unrealized loss of $84 million (2012 – $140 million). The decrease in the unrealized loss on debt instruments is mainly due to improvements in credit spreads. For equity instruments, improvements in capital markets decreased the unrealized loss.

Investment securities are considered to be impaired only if objective evidence indicates one or more loss events have occurred and have affected the estimated future cash flows after considering available collateral.

Collateral is not generally obtained directly from the issuers of debt securities. However, certain debt securities may be collateralized by specifically identified assets that would be obtainable in the event of default.

Investment securities are evaluated for impairment at the end of each reporting date, or more frequently, if events or changes in circumstances indicate the existence of objective evidence of impairment.

(d)	Net gain on sale of investment securities

An analysis of net gain on sale of investment securities is as follows:

For the year ended October 31 ($ millions)	2013	2012
Net realized gains or losses	$433	$281
Impairment losses(1)	58	96
Net gain on sale of investment securities	$375	$185

(1)	Impairment losses are comprised of $28 from equity securities (2012 – $74) and $30 from other debt securities (2012 – $22).

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CONSOLIDATED FINANCIAL STATEMENTS

11	Loans

(a)	Loans and acceptances outstanding by geography(1)

As at October 31 ($ millions)	2013	2012(2)
Canada:
Residential mortgages	$188,937	$157,024
Personal and credit cards	58,848	53,503
Business and government	33,584	32,158
	281,369	242,685
United States:
Personal and credit cards	1,374	1,207
Business and government	18,585	19,405
	19,959	20,612
Mexico:
Residential mortgages	4,369	3,771
Personal and credit cards	2,997	1,893
Business and government	5,508	5,047
	12,874	10,711
Chile:
Residential mortgages	4,163	3,661
Personal and credit cards	2,270	1,923
Business and government	6,633	6,975
	13,066	12,559
Peru:
Residential mortgages	1,518	1,195
Personal and credit cards	3,223	3,451
Business and government	6,634	5,508
	11,375	10,154
Other International:
Residential mortgages	10,878	9,979
Personal and credit cards	7,296	6,300
Business and government	48,606	42,456
	66,780	58,735
Total loans	405,423	355,456
Acceptances(3)	10,556	8,932
Total loans and acceptances(4)	415,979	364,388
Allowance for credit losses	(3,273)	(2,969)
Total loans and acceptances net of allowances for loan losses	$412,706	$361,419

(1)	Geographic segmentation is based on the location of the property for residential mortgages; otherwise, the residence of the borrower.
(2)	Certain amounts have been restated to reflect the current period presentation of deposits with financial institutions and cash collateral on securities borrowed and derivative transactions (refer to Note 2).
(3)	1% of borrowers reside outside Canada.
(4)	Loans and acceptances denominated in U.S. dollars were $76,348 (2012 – $70,733), in Mexican pesos $10,626 (2012 – $8,165), Chilean pesos $9,702 (2012 – $8,950), and in other foreign currencies $31,807 (2012 – $29,570).

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(b)	Loans and acceptances by type of borrower

	2013		2012(1)
As at October 31 ($ millions)	Balance	% of total	Balance	% of total
Residential mortgages	$209,865	50.5%	$175,630	48.2%
Personal loans & credit cards	76,008	18.3	68,277	18.7
Personal	$285,873	68.8%	$243,907	66.9%
Financial services
Non-Bank	11,601	2.8	12,997	3.6
Bank(2)	12,063	2.9	7,809	2.1
Wholesale and retail	14,117	3.4	13,443	3.7
Real estate and construction	14,210	3.4	12,234	3.4
Oil and gas	10,353	2.5	9,777	2.7
Transportation	7,786	1.9	8,069	2.2
Automotive	7,346	1.8	6,595	1.8
Agriculture	6,113	1.5	5,745	1.6
Hotels and leisure	3,440	0.8	3,550	1.0
Mining and primary metals	4,723	1.1	3,187	0.9
Utilities	4,438	1.0	5,288	1.4
Health care	3,641	0.9	3,498	1.0
Technology and media	5,266	1.3	5,189	1.4
Chemical	1,286	0.3	1,169	0.3
Food and beverage	3,133	0.7	2,527	0.7
Forest products	1,448	0.3	1,323	0.3
Other(3)	14,897	3.6	13,828	3.8
Sovereign(4)	4,245	1.0	4,253	1.2
Business and government	$130,106	31.2%	$120,481	33.1%
	$415,979	100.0%	$364,388	100.0%
Total allowance for loan losses	(3,273)		(2,969)
Total loans and acceptances net of allowance for loan losses	$412,706		$361,419

(1)	Certain amounts have been restated to reflect current period presentation of deposits with financial institutions and cash collateral on securities borrowed and derivative transactions (refer to Note 2).
(2)	Deposit taking institutions and securities firms.
(3)	Other relates to $5,740 in financing products, $851 in services and $965 in wealth management.
(4)	Includes central banks, regional and local governments, supra-national agencies.

(c)	Loan maturities

As at October 31, 2013	Remaining term to maturity						Rate sensitivity
($ millions)	Within one year	One to five years	Five to ten years	Over ten years	No specific maturity	Total	Floating	Fixed rate(1)	Non-rate sensitive	Total
Residential mortgages	$36,818	$154,940	$9,700	$6,961	$1,446	$209,865	$45,008	$163,006	$1,851	$209,865
Personal and credit cards	11,894	19,781	3,387	939	40,007	76,008	34,579	40,486	943	76,008
Business and government	58,769	51,376	4,070	440	4,895	119,550	27,957	89,483	2,110	119,550
Total	$107,481	$226,097	$17,157	$8,340	$46,348	$405,423	$107,544	$292,975	$4,904	$405,423
Allowance for credit losses					(3,273)	(3,273)			(3,273)	(3,273)
Total loans net of allowance for credit losses	$107,481	$226,097	$17,157	$8,340	$43,075	$402,150	$107,544	$292,975	$1,631	$402,150

As at October 31, 2012	Remaining term to maturity						Rate sensitivity
($ millions)	Within one year	One to five years	Five to ten years	Over ten years	No specific maturity	Total	Floating	Fixed rate(1)	Non-rate sensitive	Total
Residential mortgages	$29,495	$132,951	$5,300	$6,364	$1,520	$175,630	$49,965	$124,149	$1,516	$175,630
Personal and credit cards	9,586	14,999	4,434	675	38,583	68,277	33,850	33,668	759	68,277
Business and government	54,016	46,423	6,021	1,248	3,841	111,549	24,336	85,212	2,001	111,549
Total loans	$93,097	$194,373	$15,755	$8,287	$43,944	$355,456	$108,151	$243,029	$4,276	$355,456
Allowance for credit losses					(2,969)	(2,969)			(2,969)	(2,969)
Total loans net of allowance for credit losses	$93,097	$194,373	$15,755	$8,287	$40,975	$352,487	$108,151	$243,029	$1,307	$352,487

(1)	Total amount of fixed rate loans due after one year is $162 billion (2012 – $130 billion).

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CONSOLIDATED FINANCIAL STATEMENTS

12	Impaired loans and allowance for credit losses

(a)	Impaired loans(1)(2)

	2013				2012
As at October 31 ($ millions)	Gross impaired loans(1)	Allowance for credit losses		Net	Gross impaired loans(1)	Allowance for credit losses		Net
Business and government	$1,385	$561	(3)	$824	$1,420	$461	(3)	$959
Residential mortgages	1,270	338	(4)	932	1,301	341	(4)	960
Personal and credit cards	1,046	994	(4)	52	861	807	(4)	54
Total	$3,701	$1,893		$1,808	$3,582	$1,609		$1,973
By geography:
Canada				$363				$479
United States				149				118
Other International				1,296				1,376
Total				$1,808				$1,973

(1)	Interest income recognized on impaired loans during the year ended October 31, 2013 was $19 (2012 – $24).
(2)	Excludes Federal Deposit Insurance Corporation (FDIC) guaranteed loans related to the acquisition of R-G Premier Bank of Puerto Rico.
(3)	Allowance for credit losses for business and government loans is individually assessed.
(4)	Allowance for credit losses for residential mortgages and personal and credit card loans is assessed on a collective basis.

For the years ended October 31, 2013 and 2012, the Bank would have recorded additional interest income of $263 million and $261 million, respectively, on impaired loans, if these impaired loans were classified as performing loans.

(b)	Allowance for credit losses

	2013
As at October 31 ($ millions)	Balance at beginning of year	Write- offs(1)	Recoveries	Provision for credit losses	Other, including foreign currency adjustment	Balance at end of year
Individual	$461	$(201)	$111	$163	$27	$561
Collective	2,420	(1,268)	332	1,117	3	2,604
Total before FDIC guaranteed loans	2,881	(1,469)	443	1,280	30	3,165
FDIC guaranteed loans(2)	88	–	–	16	4	108
	$2,969	$(1,469)	$443	$1,296	$34	$3,273

	2012
As at October 31 ($ millions)	Balance at beginning of year	Write- offs(1)	Recoveries	Provision for credit losses	Other, including foreign currency adjustment	Balance at end of year
Individual	$484	$(200)	$80	$149	$(52)	$461
Collective	2,138	(1,098)	291	1,086	3	2,420
Total before FDIC guaranteed loans	2,622	(1,298)	371	1,235	(49)	2,881
FDIC guaranteed loans(2)	67	–	4	17	–	88
	$2,689	$(1,298)	$375	$1,252	$(49)	$2,969

	2013	2012
Represented by:
Allowance against impaired loans	$1,893	$1,609
Allowance against performing loans and loans past due but not impaired(3)	1,272	1,272
Total before FDIC guaranteed loans	3,165	2,881
FDIC guaranteed loans	108	88
	$3,273	$2,969

(1)	Impaired loans restructured during the year amounted to $101 (2012 – $25). Write-offs of impaired loans restructured during the year were $22 (2012 – $NIL).
(2)	This represents the gross amount of allowance for credit losses as the receivable from FDIC is separately recorded in other assets.
(3)	The allowance for performing loans is attributable to business and government loans $953 (2012 – ($965)) with the remainder allocated to personal and credit card loans $129 (2012 – ($121)) and residential mortgages $190 (2012 – ($186)).

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(c)	Total FDIC guaranteed loans

As at October 31 ($ millions)	2013	2012
R-G Premier Bank
Unpaid principal balance	$2,929	$3,284
Fair value adjustments	(499)	(648)
Net carrying value	2,430	2,636
Allowance for credit losses	(108)	(88)
	$2,322	$2,548

Loans purchased as part of the acquisition of R-G Premier Bank of Puerto Rico are subject to loss share agreements with the FDIC. Under this agreement, the FDIC guarantees 80% of loan losses. The provision for credit losses in the Consolidated Statement of Income related to these loans is reflected net of the amount expected to be reimbursed by the FDIC. Allowance for credit losses in the Consolidated Statement of Financial Position is reflected on a gross basis. As at October 31, 2013, the carrying value of loans guaranteed by FDIC was $2.3 billion (2012 – $2.5 billion) with a net receivable of $366 million (2012 – $534 million) from the FDIC included in Other assets in the Consolidated Statement of Financial Position.

(d)	Loans past due but not impaired(1)

A loan is considered past due when a counterparty has not made a payment by the contractual due date. The following table presents the carrying value of loans that are contractually past due but not classified as impaired because they are either less than 90 days past due or fully secured and collection efforts are reasonably expected to result in repayment, or restoring it to a current status in accordance with the Bank’s policy.

	2013(2)(3)				2012(2)(3)
As at October 31 ($ millions)	31 - 60 days	61 - 90 days	91 days and greater	Total	31 -60 days	61 - 90 days	91 days and greater	Total
Residential mortgages	$1,248	$496	$180	$1,924	$1,232	$424	$184	$1,840
Personal and credit cards	506	241	49	796	451	219	47	717
Business and government	209	81	172	462	220	95	199	514
Total	$1,963	$818	$401	$3,182	$1,903	$738	$430	$3,071

(1)	Loans past due 30 days or less are not presented in this analysis as they are not administratively considered past due.
(2)	Excludes Federal Deposit Insurance Corporation (FDIC) guaranteed loans related to the acquisition of R-G Premier Bank of Puerto Rico.
(3)	These loans would be considered in the determination of an appropriate level of collective allowances despite not being individually classified as impaired.

13	Derecognition of financial assets

Securitization of residential mortgage loans

The Bank securitizes fully insured residential mortgage loans through the creation of mortgage backed securities (MBS) under the National Housing Act (NHA) MBS program, sponsored by Canada Mortgage Housing Corporation (CMHC). MBS created under the program are sold to Canada Housing Trust (the Trust), a government sponsored entity, under the Canada Mortgage Bond (CMB) program and/or third-party investors. The Trust issues securities to third-party investors. The Bank had previously sold MBS directly to CMHC under the Insured Mortgage Purchase (IMP) program.

The sale of mortgages under the above programs does not meet the derecognition requirements, as the Bank retains the pre-payment and interest rate risk associated with the mortgages, which represents substantially all the risk and rewards associated with the transferred assets.

The transferred mortgages continue to be recognized on the Consolidated Statement of Financial Position as residential mortgage loans. Cash proceeds from the transfer are treated as secured borrowings and included in Deposits – Business and government on the Consolidated Statement of Financial Position.

The following table provides the carrying amount of transferred assets that do not qualify for derecognition and the associated liabilities:

As at October 31 ($ millions)	2013(1)	2012(1)
Assets
Carrying value of residential mortgage loans	$15,832	$16,253
Other related assets(2)	11,160	9,223
Liabilities
Carrying value of associated liabilities	27,289	25,706

(1)	The fair value of the transferred assets is $26,894 (2012 – $25,737) and the fair value of the associated liabilities is $27,577 (2012 – $26,042), for a net position of $(683) (2012 – $(305)).
(2)	These include trust permitted investment assets acquired as part of principal reinvestment account that the Bank is required to maintain in order to participate in the programs.

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CONSOLIDATED FINANCIAL STATEMENTS

Securities sold under repurchase agreements and securities lent

The Bank enters into transactions, such as repurchase agreements and securities lending agreements, where the Bank transfers assets under agreements to repurchase them on a future date and retains all the substantial risks and rewards associated with the assets. The transferred assets remain on the Consolidated Statement of Financial Position.

The following table provides the carrying amount of the transferred assets and the associated liabilities:

As at October 31 ($ millions)	2013(1)	2012(1)
Carrying value of assets associated with:
Repurchase agreements(2)	$68,868	$52,216
Securities lending agreements	25,609	14,157
Total	94,477	66,373
Carrying value of associated liabilities(3)	$77,508	$56,968

(1)	The fair value of transferred assets is $94,477 (October 31, 2012 – $66,373) and the fair value of the associated liabilities is $77,508 (October 31, 2012 – $56,968), for a net position of $16,969 (October 31, 2012 – $9,405).
(2)	Does not include over-collateralization of assets pledged.
(3)	Liabilities for securities lending arrangements only include amounts related to cash collateral received. In most cases, securities are received as collateral.

14	Special purpose entities

(a)	Consolidated SPEs

The following table provides information about special purpose entities (SPEs) that the Bank consolidated.

	2013		2012
As at October 31 ($ millions)	Total assets		Total assets
U.S. multi-seller conduit that the Bank administers	$5,988		$5,959
Bank funding vehicles	35,956		25,038
Other	196		242
Total	$42,140	(1)	$31,239	(1)

(1)	Includes instruments issued by other entities of the Bank of $35.8 billion (2012 – $24.2 billion) which are off-set on consolidation.

U.S. multi-seller conduit

The Bank-sponsored U.S. multi-seller conduit purchases high-quality financial assets from independent third parties (the sellers) funded by the issuance of highly rated asset-backed commercial paper. The sellers continue to service the financial assets and provide credit enhancements through overcollateralization protection and cash reserves.

Each asset purchased by the conduit has a deal-specific liquidity facility provided by the Bank in the form of a liquidity asset purchase agreement (LAPA). The primary purpose of the backstop liquidity facility is to provide an alternative source of financing in the event the conduit is unable to access the asset-backed commercial paper market. The administration agent can require the Bank in its capacity as liquidity provider to perform under its asset-specific LAPA agreements, in which case the Bank is obliged to purchase an interest in the related assets owned by the conduit. The Bank is not obligated to perform under the LAPA agreements in the event the conduit itself is insolvent.

The Bank’s liquidity agreements with the conduit call for the Bank to fund full par value of the assets, including defaulted assets, if any, of the conduit. This facility is available to absorb the losses on defaulted assets, if any, in excess of losses absorbed by deal-specific seller credit enhancements. Further, the Bank provides a program-wide credit enhancement (PWCE) to the conduit and holds the subordinated notes issued by the conduit.

The Bank’s exposure from the U.S. conduit through the LAPA, including the obligation to purchase defaulted assets, the Bank’s PWCE and investment in the conduit’s subordinated notes, give the Bank the obligation to absorb losses that could potentially be significant to the conduit, which in conjunction with power to direct the conduit’s activities, result in the Bank consolidating the U.S. multi-seller conduit.

The conduit’s assets are primarily included in business and government loans on the Bank’s Consolidated Statement of Financial Position.

Bank funding vehicles

The Bank uses funding vehicles to facilitate cost-efficient financing of its own operations, including the issuance of covered bonds, notes, capital instruments and certain subordinated debentures. These vehicles include Scotia Covered Bond Trust, Scotiabank Covered Bond Guarantor Limited Partnership, Scotiabank Capital Trust, Scotiabank Tier 1 Trust and Hollis Receivables Term Trust II.

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Activities of these SPEs are generally limited to holding a pool of assets or receivables generated by the Bank, or a deposit in the Bank, and using the funds to finance distributions to their investors. These SPEs are consolidated due to the Bank’s decision-making power and ability to retain the majority of the benefits of the trusts.

Details of issuances and redemptions of subordinated debentures and capital instruments by the Bank’s consolidated funding vehicles are described in Notes 21 and 22, respectively.

Covered bond programs

Scotia covered bond trust

Under the Bank’s global covered bond program, the Bank issues debt to investors that is guaranteed by Scotia Covered Bond Trust (the “Trust”). Under the program, the Trust purchases CMHC insured residential mortgages from the Bank, which it acquires with funding provided by the Bank.

As at October 31, 2013, $13.2 billion (October 31, 2012 – $15.8 billion) covered bonds were outstanding and included in Deposits – Business and government on the Consolidated Statement of Financial Position. The Bank’s outstanding covered bonds are denominated in U.S. and Australian dollars. As at October 31, 2013, assets pledged in relation to these covered bonds was $14.2 billion (October 31, 2012 – $17.1 billion).

Scotiabank covered bond guarantor limited partnership

The Bank has a registered covered bond program in which it issues debt that is guaranteed by Scotiabank Covered Bond Guarantor Limited Partnership (the “LP”). Under this program, the LP purchases uninsured residential mortgages from the Bank, which it acquires with funding provided by the Bank.

As of October 31, 2013, the LP held assets of $11.7 billion consisting mainly of uninsured residential mortgages from the Bank. As at October 31, 2013, the Bank has not issued any covered bonds under the registered covered bond program.

Personal line of credit securitization trust

The Bank securitizes a portion of its personal line of credit receivables (receivables) on a revolving basis through Hollis Receivables Term Trust II (Hollis), a Bank-sponsored special purpose entity. Hollis issues notes to third-party investors and the Bank, proceeds of which are used to purchase a co-ownership interest in the receivables originated by the Bank. Recourse of the note holders is limited to the purchased interest.

The Bank is responsible for servicing the transferred receivables as well as performing administrative functions for the SPE. The subordinated notes issued by the SPE are held by the Bank.

The Bank consolidates the SPE as it has decision making power over the SPE to obtain benefits from its activities and has exposure to the majority of its risks and rewards.

The notes issued by the SPE to third-party investors are presented within Deposits – Business and government on the Consolidated Statement of Financial Position.

Other

Assets of other consolidated SPEs are comprised of securities, deposits with banks and other assets to meet Bank and customer needs.

Significant restrictions

There are restrictions on the ability of certain of the Bank’s consolidated SPEs to transfer funds to the Bank. The restrictions are mainly due to regulatory requirements, corporate or securities laws and contractual restrictions.

(b)	Unconsolidated SPEs

The following table provides information about other SPEs in which the Bank has a significant interest but does not control and therefore does not consolidate. A significant interest is generally considered to exist where the Bank is exposed to 10% or more of the unconsolidated SPE’s maximum exposure to loss.

	2013
As at October 31, ($ millions)	Canadian multi-seller conduits that the Bank administers	Structured finance entities	Other	Total
Total assets (on SPE’s financial statements)	$3,018	$2,383	$1,008	$6,409

Assets recognized on the Bank’s financial statements
Trading assets	13	–	50	63
Investment securities	–	123	62	185
Loans(1)	–	1,114	100	1,214
	13	1,237	212	1,462
Bank’s maximum exposure to loss	$3,018	$1,257	$212	$4,487

(1)	Loan balances are presented net of allowance for credit losses.

	2012
As at October 31, ($ millions)	Canadian multi-seller conduits that the Bank administers	Structured finance entities	Other	Total
Total assets (on SPE’s financial statements)	$2,638	$3,544	$815	$6,997

Assets recognized on the Bank’s financial statements
Trading assets	5	–	43	48
Investment securities	–	126	47	173
Loans(1)	–	1,688	–	1,688
	5	1,814	90	1,909
Bank’s maximum exposure to loss	$2,638	$1,826	$144	$4,608

(1)	Loan balances are presented net of allowance for credit losses.

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CONSOLIDATED FINANCIAL STATEMENTS

The Bank’s maximum exposure to loss represents the notional amounts of guarantees, liquidity facilities, and other credit support relationships with the SPE, the credit risk amount for certain derivative contracts with the entities and the amount invested where the Bank holds an ownership interest in the SPE. Of the aggregate amount of maximum exposure to loss as at October 31, 2013, the Bank has recorded $1.5 billion (2012 – $2.0 billion), primarily its interest in the SPEs, on its Consolidated Statement of Financial Position.

Canadian multi-seller conduits that the Bank administers

The Bank sponsors two Canadian multi-seller conduits. The conduits purchase assets from independent third parties (the sellers) funded by the issuance of asset-backed commercial paper. The sellers continue to service the assets and provide credit enhancements through overcollateralization protection and cash reserves. The Bank has no rights to these assets as they are available to support the obligations of the respective programs, but manages for a fee the commercial paper selling programs. To ensure timely repayment of the commercial paper, each asset pool financed by the multi-seller conduits has a deal-specific liquidity asset purchase agreement (LAPA) with the Bank. Pursuant to the terms of the LAPA, the Bank as the liquidity provider is obligated to purchase non-defaulted assets, transferred by the conduit at the conduit’s original cost as reflected in the table above. The liquidity agreements do not require the Bank to purchase defaulted assets. Additionally, the Bank has not provided any program-wide credit enhancement to these conduits. The Bank provides additional liquidity facilities to these multi-seller conduits to a maximum amount of $1.1 billion (2012 – $0.8 billion) based on future asset purchases by these conduits.

The Bank’s exposure to the Canadian conduit does not give the obligation to absorb losses or receive benefits that could potentially be significant to the conduit, which results in the Bank not consolidating the two Canadian conduits.

Structured finance entities

The Bank has interests in special purpose entities used to assist corporate clients in accessing cost-efficient financing through their securitization structures.

Other

Other includes investments in managed funds, collateralized debt obligation entities, and other SPEs. The Bank’s maximum exposure to loss includes its net investment in these funds.

c)	Other unconsolidated Bank-sponsored entities

The Bank sponsors unconsolidated SPEs in which it has insignificant or no interest at the reporting date. The Bank is a sponsor when it is significantly involved in the design and formation at inception of the SPE, and the Bank’s name is used by the SPE to create an awareness of the instruments being backed by the Bank’s reputation and obligation. The Bank also considers other factors, such as its continuing involvement and obligations to determine if, in substance, the Bank is a sponsor. We considered Bank sponsored entities at October 31, 2013 were primarily Bank sponsored mutual funds and managed companies.

The following table provides information on revenue from unconsolidated Bank-sponsored SPEs.

	2013
As at October 31, ($ millions)	Funds(1)	Scotia Managed Companies	Total
Revenue	$1,565	$20	$1,585
(1)	Includes mutual funds, other funds and trusts.

The Bank earned revenue of $1,585 million from its involvement with the unconsolidated Bank sponsored SPEs for the year ended October 31, 2013, which was comprised of interest income of $3 million, fee and commission revenue – banking of $110 million and fee and commission revenue – wealth management of $1,472 million, including mutual fund, brokerage and investment management and trust fees.

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CONSOLIDATED FINANCIAL STATEMENTS

15	Property and equipment

($ millions)	Land	Buildings	Equipment	Leasehold improvements	Total
Cost
Balance as at October 31, 2011	$331	$2,053	$3,188	$1,107	$6,679
Acquisitions	21	238	93	10	362
Additions	2	158	289	56	505
Disposals(1)	(56)	(792)	(253)	(94)	(1,195)
Foreign currency adjustments and other	2	(10)	(1)	(1)	(10)
Balance as at October 31, 2012	$300	$1,647	$3,316	$1,078	$6,341

Acquisitions	5	103	59	56	223
Additions	10	108	165	47	330
Disposals	(22)	(152)	(144)	(31)	(349)
Foreign currency adjustments and other	(9)	(57)	(56)	(4)	(126)
Balance as at October 31, 2013	$284	$1,649	$3,340	$1,146	$6,419

Accumulated depreciation
Balance as at October 31, 2011	$–	$844	$2,625	$706	$4,175
Depreciation	–	43	180	58	281
Disposals(1)	–	(207)	(79)	(80)	(366)
Foreign currency adjustments and other	–	5	(9)	(5)	(9)
Balance as at October 31, 2012	$–	$685	$2,717	$679	$4,081
Depreciation	–	53	177	71	301
Disposals	–	(19)	(96)	(30)	(145)
Foreign currency adjustments and other	–	(28)	(23)	5	(46)
Balance as at October 31, 2013	$–	$691	$2,775	$725	$4,191

Net book value
Balance as at October 31, 2012	$300	$962	$599	$399	$2,260 (2)
Balance as at October 31, 2013	$284	$958	$565	$421	$2,228 (2)

(1)	During 2012 the Bank sold certain real estate assets which reduced land, buildings and equipment by $295 and investment property by $219 and resulted in an after tax gain of $708.
(2)	Includes $36 (2012 – $33) of investment property.

16	Investments in associates

The Bank had significant investments in the following associates:

			2013				2012
As at October 31 ($ millions)	Country of incorporation	Nature of business	Ownership percentage		Date of financial statement(1)	Carrying value	Carrying value
Associates
CI Financial Corp.(2)	Canada	Wealth Management	36.	9%	September 30, 2013	$2,577	$2,511
Thanachart Bank Public Company Limited(3)	Thailand	Banking	49.	0%	September 30, 2013	1,921	1,570
Maduro & Curiel’s Bank N.V.	Curacao	Banking	48.	2%	September 30, 2013	191	168
Bank of Xi’an Co. Ltd.	China	Banking	19.	0%(4)	September 30, 2013	291	227
Banco del Caribe	Venezuela	Banking	26.	6%	September 30, 2013	156	142

(1)	Represents the date of the most recent published financial statements. Where available, financial statements prepared by the associates’ management or other published information is used to estimate the change in the Bank’s interest since the most recent published financial statements.
(2)	Based on the quoted price on the Toronto Stock Exchange (TSX) of CI Financial Corp. as at October 31, 2013, the Bank’s investment in CI Financial Corp. amounted to $3,628 (2012 – $2,442).
(3)	Thanachart Bank completed its sale of 100% of its equity interest in its wholly owned subsidiary, Thanachart Life Assurance Public Company Limited to Prudential Life Assurance for a total cash consideration of Thai Baht 18.4 billion (approximately $620 million). The Bank recorded its 49% share of the gain $150 on this transaction as part of its equity pick up.
(4)	The Bank has the ability to exercise significant influence through its representation on the Board of Directors. During 2013, the Bank increased its equity interest in Bank of Xi’an Co. Ltd. by acquiring an additional 0.9% for approximately $10.

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CONSOLIDATED FINANCIAL STATEMENTS

Summarized financial information of the Bank’s significant associates are as follows.

	For the twelve months ended and as at September 30, 2013(1)
($ millions)	Revenue	Net income	Total assets	Total liabilities
CI Financial Corp.	$1,535	$405	$2,986	$1,218
Thanachart Bank Public Company Limited	1,988	502	34,047	30,887
Maduro & Curiel’s Bank N.V.	264	84	3,512	3,100
Bank of Xi’an Co. Ltd.	520	245	19,795	18,479
Banco del Caribe	754	142	10,141	9,202

	For the twelve months ended and as at September 30, 2012(1)
($ millions)	Revenue	Net income	Total assets	Total liabilities
CI Financial Corp.	$1,418	$345	$3,107	$1,452
Thanachart Bank Public Company Limited	1,472	232	30,815	28,205
Maduro & Curiel’s Bank N.V.	260	77	3,377	3,012
Bank of Xi’an Co. Ltd.	478	212	15,197	14,203
Banco del Caribe	607	180	7,902	7,202

(1)	Based on the most recent available financial statements.

17	Goodwill and other intangible assets

Goodwill

The changes in the carrying amounts of goodwill by cash-generating unit (CGU) is as follows:

($ millions)	Canadian Banking		Global Wealth & Insurance	Global Capital Markets	Global Corporate & Investment Banking	Latin America		Caribbean and Central America	Pacific	Total
Balance as at October 31, 2011	$334		$2,001	$16	$109	$1,235		$656	$–	$4,351
Acquisitions	2		–	71	–	819	(1)	–	–	892
Foreign currency adjustments and other	(17)		14	–	–	9		(10)	–	(4)
Balance as at October 31, 2012	$319		$2,015	$87	$109	$2,063		$646	$–	$5,239
Acquisitions	1,314	(2)	277	–	–	29		–	–	1,620
Foreign currency adjustments and other	–		(9)	5	5	(14)		21	–	8
Balance as at October 31, 2013	$1,633		$2,283	$92	$114	$2,078		$667	$–	$6,867

(1)	The change from October 31, 2011 to October 31, 2012 is mainly due to the acquisition of Banco Colpatria. Refer to Note 40 for further details.
(2)	The change from October 31, 2012 is due to the acquisition of ING Bank of Canada (ING DIRECT). Refer to Note 40 for further details.

Impairment testing of goodwill

Goodwill acquired in business combinations is allocated to each of the Bank’s group of CGUs that are expected to benefit from the synergies of the particular acquisition. Goodwill is assessed for impairment annually or more frequently if events or circumstances occur that may result in the recoverable amount of the CGU falling below its carrying value.

The carrying amount of the CGU is determined by management using approved internal economic capital models. These models consider various factors including market risk, credit risk, operational risk, and other relevant business risks for the CGU. The recoverable amount is the higher of fair value less costs of disposal and value in use. The recoverable amount for the CGU has been determined using the fair value less costs of disposal method. In arriving at such value for the CGU, the Bank has used price earnings (P/E) multiples applied to normalized net income for the immediate last four quarters, a control premium is added based on a five year weighted average acquisition premium paid for comparable companies, and costs of disposal are deducted from the fair value of the CGU. The resulting recoverable amount determined is then compared to its respective carrying amount to identify any impairment. P/E multiples ranging from 7 to 14 times have been used.

The fair value less costs of disposal of the CGU is sensitive to changes in net income, P/E multiples, and control premium.

Management believes that reasonable negative changes in any one key assumption used to determine the recoverable amount of the CGU would not result in an impairment.

Goodwill was assessed for annual impairment as at July 31, 2013 and July 31, 2012 and no impairment was determined to exist.

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CONSOLIDATED FINANCIAL STATEMENTS

Intangible assets

Intangible assets consist of assets with indefinite and finite useful lives. Indefinite life intangible assets consist substantially of fund management contracts. The fund management contracts are for the management of open-ended funds. Finite life intangible assets include assets such as computer software, customer relationships and core deposit intangibles.

	Finite life			Indefinite life
($ millions)	Computer software		Other intangibles	Fund management contracts(1)	Other intangibles	Total
Cost
Balance as at October 31, 2011	$795	(2)	$887	$2,325	$65	$4,072 (2)
Acquisitions	–		4	–	2	6
Additions	263		90	–	–	353
Disposals	(3)		(2)	–	–	(5)
Foreign currency adjustments and other	1		(2)	–	–	(1)
Balance as at October 31, 2012	$1,056	(2)	$977	$2,325	$67	$4,425
Acquisitions	79		243	–	–	322
Additions	293		2	–	–	295
Disposals	(8)		–	–	–	(8)
Foreign currency adjustments and other	(20)		(4)	–	–	(24)
Balance as at October 31, 2013	$1,400		$1,218	$2,325	$67	$5,010
Accumulated amortization
Balance as at October 31, 2011	$296	(2)	$488	$–	$–	$784 (2)
Amortization Expense	82		87	–	–	169
Disposals	(1)		–	–	–	(1)
Foreign currency adjustments and other	–		20	–	–	20
Balance as at October 31, 2012	$377	(2)	$595	$–	$–	$972
Amortization Expense	116		103	–	–	219
Disposals	(4)		–	–	–	(4)
Foreign currency adjustments and other	(10)		(4)	–	–	(14)
Balance as at October 31, 2013	$479		$694	$–	$–	$1,173
Net book value
As at October 31, 2012	$679	(3)	$382	$2,325	$67	$3,453
As at October 31, 2013	$921	(3)	$524	$2,325	$67	$3,837

(1)	Fund management contracts are attributable to DundeeWealth Inc.
(2)	Opening balance of cost and accumulated amortization of computer software has been grossed up and restated by $142 million with no impact to the net book value.
(3)	Computer software comprises of purchased software of $175 (2012 – $114), internally generated software of $396 (2012 – $324), and in process software not subject to amortization of $350 (2012 – $241).

Impairment testing of intangible assets

Indefinite life intangible assets are not amortized and are assessed for impairment annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. Impairment is assessed by comparing the carrying value of the indefinite life intangible asset to its recoverable amount. The recoverable amount of the fund management contracts is based on a value in use approach using the multi-period excess earnings method. This approach uses cash flow projections from management-approved financial budgets which include key assumptions related to market appreciation, net sales of funds, and operating margins taking into consideration past experience and market expectations. The forecast cash flows cover a 5-year period, with a terminal growth rate of 4.5% applied thereafter. These cash flows have been discounted at a rate of 10%. Management believes that reasonable negative changes in any one key assumption used to determine the recoverable amount would not result in an impairment.

Indefinite life intangible assets were assessed for annual impairment as at July 31, 2013 and July 31, 2012 and no impairment was determined to exist.

18	Other assets

As at October 31 ($ millions)	2013	2012
Accrued interest	$1,610	$1,703
Accounts receivable	1,075	1,748
Current tax assets	539	488
Pension assets (Note 30)	526	330
Receivable from brokers, dealers and clients	1,222	1,523
Receivable from the Federal Deposit Insurance Corporation	366	534
Other	5,586	5,246	(1)
Total	$10,924	$11,572

(1)	Prior period amounts have been restated to reflect the current period presentation of deposits with financial institutions (refer to Note 2).

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CONSOLIDATED FINANCIAL STATEMENTS

19	Leases

(a)	As Lessor

Finance lease receivables

The Bank offers asset-based lending and works with a broad range of international technology, industrial equipment and commercial companies to provide customized finance programmes to assist manufacturers, dealers and distributors of assets.

Finance lease receivables are included within loans. The Bank’s net investment in finance lease receivables was as follows:

As at October 31, 2013 ($ millions)	Gross investment in finance lease receivables	Future finance income	Present value of minimum lease payments receivable
Within one year	$1,368	$174	$1,194
After one year but not more than five years	3,021	314	2,707
More than five years	277	34	243
Total	$4,666	$522	$4,144

As at October 31, 2012 ($ millions)	Gross investment in finance lease receivables	Future finance income	Present value of minimum lease payments receivable
Within one year	$1,120	$142	$978
After one year but not more than five years	2,536	213	2,323
More than five years	466	49	417
Total	$4,122	$404	$3,718

At October 31, 2013, unguaranteed residual value of $66 million (2012 – $25 million) had been accrued, and the accumulated allowance for uncollectible minimum lease payments receivable amounted to $16 million (2012 – $19 million).

(b)	As Lessee

Operating lease commitments

The Bank leases various offices, branches and other premises under non-cancellable operating lease arrangements. The leases have various terms, escalation and renewal rights. There are no contingent rents payable. The Bank also leases equipment under non-cancellable lease arrangements. Where the Bank is the lessee, the future minimum lease payment under non-cancellable operating leases are as follows:

As at October 31 ($ millions)	2013	2012
Within one year	$289	$283
After one year but not more than five years	751	755
More than five years	499	507
Total	$1,539	$1,545

The total of future minimum sublease payments to be received under non-cancellable subleases at the reporting date is $16 million (2012 – $18 million).

Building rent expense, included in premises and technology expense in the Consolidated Statement of Income, was $378 million (2012 – $321 million).

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CONSOLIDATED FINANCIAL STATEMENTS

20	Deposits

	2013					2012	(1)
	Payable on demand
As at October 31 ($ millions)	Interest- bearing	Non-interest bearing	Payable after notice	Payable on a fixed date	Total
Personal	$4,435	$4,234	$86,568	$75,811	$171,048	$138,051
Business and government	48,654	16,394	22,761	224,678	312,487	291,361
Financial institutions	5,728	1,308	1,734	24,249	33,019	34,178
Total	$58,817	$21,936	$111,063	$324,738	$516,554	$463,590
Recorded in:
Canada					$350,207	$308,085
United States					77,701	68,672
United Kingdom					10,701	15,561
Mexico					11,907	9,046
Peru					10,552	8,064
Chile					5,723	5,597
Colombia					6,573	5,698
Other International					43,190	42,867
Total(2)					$516,554	$463,590

(1)	Certain amounts have been restated to include the impact of the change in presentation of deposits with financial institutions and cash collateral on securities borrowed (refer to Note 2).
(2)	Deposits denominated in U.S. dollars amount to $182,251 (2012 – $175,445) deposits denominated in Mexican pesos amount to $10,480 (2012 – $8,251) and deposits denominated in other foreign currencies amount to $44,612 (2012 – $40,858).

Refer to Note 39 for contractual maturity structure for deposits which provides maturities of less than one month, one to three months, three to six months, six to nine months, nine to twelve months, one to three years, three to five years, over five years, and with no specific maturity.

The following table presents the maturity schedule for term deposits in Canada greater than $100,000(1).

($ millions)	Within three months	Three to six months	Six to twelve months	One to five years	Over five years	Total
As at October 31, 2013	$37,514	$11,637	$15,731	$72,316	$6,391	$143,589
As at October 31, 2012	50,136	9,044	21,431	64,409	5,189	150,209

(1)	The majority of foreign term deposits are in excess of $100,000.

21	Subordinated debentures

These debentures are direct, unsecured obligations of the Bank and are subordinate to the claims of the Bank’s depositors and other creditors. The Bank, where appropriate, enters into interest rate and cross-currency swaps to hedge the related risks.

As at October 31 ($ millions)			2013		2012
Maturity date	Interest rate (%)	Terms(1)	Par value	Carrying value(2)	Carrying value(2)
September 2013	8.30	Matured on September 27, 2013.	$–	$–	$250
November 2017(3)	5.25	Redeemed on November 1, 2012.	–	–	1,000
January 2018	5.30	Redeemed on January 31, 2013.	–	–	300
March 2018	4.99	Redeemed on March 27, 2013.	–	–	1,704
October 2018	6.00	Redeemed on October 3, 2013.	–	–	950
April 2019	4.94	Redeemable at any time. After April 15, 2014, interest will be payable at an annual rate equal to the 90-day bankers’ acceptance rate plus 4.24%.	1,000	1,000	1,000
January 2021	6.65	Redeemable at any time. After January 22, 2016, interest will be payable at an annual rate equal to the 90-day bankers’ acceptance rate plus 5.85%.	1,000	1,000	1,000
August 2022	2.898	Redeemable on or after August 3, 2017. After August 3, 2017, interest will be payable at an annual rate equal to the 90-day bankers’ acceptance rate plus 1.255%.	1,500	1,501	1,500
October 2024	3.036	Redeemable on or after October 18, 2017. After October 18, 2019, interest will be payable at an annual rate equal to the 90-day bankers’ acceptance rate plus 1.14%.	1,750	1,712	1,751
June 2025	8.90	Redeemable at any time.	250	265	267
November 2037	3.015	JPY ¥10 billion. Redeemable on November 20, 2017.	106	107	134
April 2038	3.37	JPY ¥10 billion. Redeemable on April 9, 2018.	106	108	135
August 2085(4)	Floating	US $142 million bearing interest at a floating rate of the offered rate for six-month Eurodollar deposits plus 0.125%. Redeemable on any interest payment date.	148	148	152
			$5,860	$5,841	$10,143

(1)	In accordance with the provisions of the Capital Adequacy Guideline of the Superintendent, all redemptions are subject to regulatory approval and subject to the terms in the relevant prospectus.
(2)	The carrying value of subordinated debentures may differ from par value due to adjustments related to hedge accounting.
(3)	These are Scotiabank Trust Subordinated Notes – Series A issued by Scotiabank Subordinated Notes Trust, a consolidated special purpose entity.
(4)	Total repurchases in fiscal 2013 were approximately US $10 (2012 – US $20).

The contractual maturities of the debentures are summarized in Note 39.

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CONSOLIDATED FINANCIAL STATEMENTS

22	Capital instruments

The Bank’s capital instruments have been assessed as either liability instruments, equity instruments, or compound instruments comprised of both liability and equity components. Capital instruments that have certain payment features that do not create an unavoidable obligation to pay cash are classified, in whole or in part, as non-controlling interests – capital instruments equity holders. The Bank’s capital instruments are issued by consolidated SPEs.

As at October 31 ($ millions)		2013		2012
Trust securities	Face amount	Liability	Equity(1)	Liability	Equity(1)
Scotiabank Trust Securities issued by Scotiabank Capital Trust
– Series 2003-1(a)	$750	$–	$–	$708	$34
– Series 2006-1(b) (d) (e)	750	–	743	–	743
Scotiabank Tier 1 Securities issued by Scotiabank Tier 1 Trust
– Series 2009-1(c) (d) (e)	650	650	–	650	–
Total		$650	$743	$1,358	$777

(1)	Net of distributions payable included in other liabilities.

(a)	On June 30, 2013, Scotiabank Capital Trust redeemed all of its $750 million issued and outstanding Scotiabank Trust Securities – Series 2003-1.
(b)	On September 28, 2006, Scotiabank Capital Trust issued 750,000 Scotiabank Trust Securities – Series 2006-1 (Scotia BaTS II Series 2006-1). The holders of Scotia BaTS II Series 2006-1 are entitled to receive non-cumulative fixed cash distributions payable semi-annually in an amount of $28.25 per security. With regulatory approval, these securities may be redeemed in whole or in part by the payment of cash prior to December 30, 2011, upon the occurrence of certain tax or regulatory capital changes, or on or after December 30, 2011, at the option of Scotiabank Capital Trust. The holder has the right at any time to exchange their security into Non-cumulative Preferred Shares Series S of the Bank. The Series S shares will be entitled to cash dividends payable semi-annually in an amount of $0.4875 per $25.00 share [refer to Notes 25 and 26 – Restrictions on dividend payments]. Under the circumstances outlined in (d) below, the Scotia BaTS II Series 2006-1 would be automatically exchanged without the consent of the holder, into Non-cumulative Preferred Shares Series T of the Bank. The Series T shares will be entitled to non-cumulative cash dividends payable semi-annually in an amount of $0.625 per $25.00 share. If there is an automatic exchange of the Scotia BaTS II Series 2006-1 into Preferred Shares Series T of the Bank, then the Bank would become the sole beneficiary of the Trust.
(c)	On May 7, 2009, Scotiabank Tier 1 Trust issued 650,000 Scotiabank Tier 1 Securities Series 2009-1 (Scotia BaTS III Series 2009-1). Interest is payable semi-annually in an amount of $39.01 per Scotia BaTS III Series 2009-1 on the last day of June and December until June 30, 2019. After June 30, 2019 and on every fifth anniversary thereafter until June 30, 2104, the interest rate on the Scotia BaTS III Series 2009-1 will be reset at an interest rate per annum equal to the then prevailing 5-year Government of Canada Yield plus 7.05%. On or after June 30, 2014, the Trust may, at its option redeem the Scotia BaTS III Series 2009-1, in whole or in part, subject to regulatory approval. Under the circumstances outlined in (d) below, the Scotia BaTS III Series 2009-1, including accrued and unpaid interest thereon, would be exchanged automatically without the consent of the holder, into newly issued non-cumulative Preferred Shares Series R of the Bank. In addition, in certain circumstances, holders of Scotia BaTS III Series 2009-1 may be required to invest interest paid on the Scotia BaTS III Series 2009-1 in a series of newly-issued preferred shares of the Bank with non-cumulative dividends (each such series is referred to as Bank Deferral Preferred Shares). If there is an automatic exchange of the Scotia BaTS Preferred Shares, then the Bank would become the sole beneficiary of the Trust.
(d)	The Scotia BaTS II Series 2006-1 and Scotia BaTS III Series 2009-1 may be automatically exchanged, without the consent of the holder, into Non-cumulative Preferred Shares of the Bank in the following circumstances: (i) proceedings are commenced for the winding-up of the Bank; (ii) the Superintendent takes control of the Bank or its assets; (iii) the Bank has a Tier 1 Capital ratio of less than 5% or a Total Capital ratio of less than 8%; or (iv) the Superintendent has directed the Bank to increase its capital or provide additional liquidity and the Bank elects such automatic exchange or the Bank fails to comply with such direction.
(e)	No cash distributions will be payable on the Scotia BaTS II Series 2006-1 and Scotia BaTS III Series 2009-1 in the event that the regular dividend is not declared on the Bank’s preferred shares and, if no preferred shares are outstanding, the Bank’s common shares. In such a circumstance the net distributable funds of the Trust will be payable to the Bank as the holder of the residual interest in the Trust. Should the Trust fail to pay the semi-annual distributions on the Scotia BaTS II Series 2006-1 and Scotia BaTS III Series 2009-1 in full, the Bank will not declare dividends of any kind on any of its preferred or common shares for a specified period of time [refer to Notes 25 and 26 – Restrictions on dividend payments].

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CONSOLIDATED FINANCIAL STATEMENTS

23	Other liabilities

As at October 31 ($ millions)	2013	2012
Accrued interest	$1,864	$2,035
Accounts payable and accrued expenses	5,695	6,050
Current tax liabilities	863	887
Deferred tax liabilities (Note 29)	559	538
Gold and silver certificates and bullion	3,622	3,617
Margin and collateral accounts	3,417	3,469
Payables to brokers, dealers and clients	499	766
Provisions for off-balance sheet credit risks and other (Note 24)	347	365
Pension liabilities (Note 30)	366	359
Other liabilities of subsidiaries and SPEs	9,661	9,392
Other	5,003	4,275
Total	$31,896	$31,753

24	Provisions

($ millions)	Off-balance sheet credit risks	Other	Total
As at November 1, 2012	$184	$181	$365
Provisions made during the year	–	91	91
Provisions used or no longer required during the year	–	(109)	(109)
Balance as at October 31, 2013	$184	$163	$347

Off-balance sheet credit risks

The provision for off-balance sheet credit risks relates primarily to off-balance sheet credit risks such as undrawn lending commitments, letters of credit and letters of guarantee. These are collectively assessed in a manner consistent with the collective allowance for performing on-balance sheet credit risks.

Other

Other primarily includes provisions related to litigation reserves. In the ordinary course of business, the Bank and its subsidiaries are routinely defendants in or parties to a number of pending and threatened legal actions and proceedings, including actions brought on behalf of various classes of claimants. In view of the inherent difficulty of predicting the outcome of such matters, the Bank cannot state what the eventual outcome of such matters will be. However, based on current knowledge, management does not believe that liabilities, if any arising from pending litigation will have a material adverse effect on the Consolidated Statement of Financial Position or results of operations of the Bank.

25	Common shares

Authorized:

An unlimited number of common shares without nominal or par value.

Issued and fully paid:

	2013				2012
As at October 31 ($ millions)	Number of shares		Amount		Number of shares		Amount
Common shares:
Outstanding at beginning of year	1,184,368,672		$13,139		1,088,972,173		$8,336
Issued under Shareholder Dividend and Share Purchase Plan(1)	19,005,803		1,100		15,764,487		822
Issued in relation to share-based payments, net (Note 28)	3,500,283		178		3,282,012		134
Issued under public offering	–		–		66,350,000		3,329
Issued in relation to the acquisition of a subsidiary or associated corporation	1,714,231		99	(2)	10,000,000		518	(3)
Outstanding at end of year	1,208,588,989	(4)(5)	$14,516		1,184,368,672	(4)(5)	$13,139

(1)	On December 7, 2012, the Board approved an additional 22,900,000 common shares to be reserved for future issue under the terms of the Shareholder Dividend and Share Purchase Plan (the “Plan”). As at October 31, 2013, there were 10,997,688 common shares held in reserve for issuance under the Plan.
(2)	Represents $99 issued in relation to the acquisition of Colfondos SA on December 19, 2012.
(3)	Represents $518 issued in relation to the acquisition of Banco Colpatria on January 17, 2012.
(4)	In the normal course of business, the Bank’s regulated Dealer subsidiary purchases and sells the Bank’s common shares to facilitate trading/institutional client activity. During fiscal 2013, the number of such shares bought and sold was 13,559,563 (2012 – 15,546,467).
(5)	Excludes 133,318 shares in 2013 (2012 – 204,938) held by the Bank in relation to cancelled share-based payment plans.

Restrictions on dividend payments

Under the Bank Act, the Bank is prohibited from declaring any dividends on its preferred or common shares when the Bank is, or would be placed by such a declaration, in contravention of the capital adequacy, liquidity or any other regulatory directives issued under the Bank Act. In addition, common share dividends cannot be paid unless all dividends to which preferred shareholders are then entitled have been paid or sufficient funds have been set aside to do so.

In the event that applicable cash distributions on any of the Scotiabank Trust Securities (refer to Note 22 Capital instruments) are not paid on a regular distribution date, the Bank has undertaken not to declare dividends of any kind on its preferred or common shares.

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CONSOLIDATED FINANCIAL STATEMENTS

Similarly, should the Bank fail to declare regular dividends on any of its directly issued outstanding preferred or common shares, cash distributions will also not be made on any of the Scotiabank Trust Securities. Currently, these limitations do not restrict the payment of dividends on preferred or common shares.

Dividend

The dividends paid on common shares in 2013 and 2012 were $2,858 million ($2.39 per share) and $2,493 million ($2.19 per share), respectively. The Board of Directors approved a quarterly dividend of 62 cents per common share at its meeting on December 5, 2013. This quarterly dividend applies to shareholders of record as of January 7, 2014, and is payable January 29, 2014.

26	Preferred shares

Authorized:

An unlimited number of preferred shares without nominal or par value.

Issued and fully paid:

	2013		2012
As at October 31 ($ millions)	Number of shares	Amount	Number of shares	Amount
Preferred shares:
Series 12(b)	–	$–	12,000,000	$300
Series 13(a)(c)	12,000,000	300	12,000,000	300
Series 14(a)(d)	13,800,000	345	13,800,000	345
Series 15(a)(e)	13,800,000	345	13,800,000	345
Series 16(a)(f)	13,800,000	345	13,800,000	345
Series 17(a)(g)	9,200,000	230	9,200,000	230
Series 18(a)(h)	7,497,663	187	13,800,000	345
Series 19(a)(h)	6,302,337	158	–	–
Series 20(a)(i)	8,039,268	201	14,000,000	350
Series 21(a)(i)	5,960,732	149	–	–
Series 22(a)(j)	12,000,000	300	12,000,000	300
Series 24(a)(k)	10,000,000	250	10,000,000	250
Series 26(a)(l)	13,000,000	325	13,000,000	325
Series 28(a)(m)	11,000,000	275	11,000,000	275
Series 30(a)(n)	10,600,000	265	10,600,000	265
Series 32(a)(o)	16,345,767	409	16,345,767	409
Total preferred shares	163,345,767	$4,084	175,345,767	$4,384

Terms of preferred shares

	Dividends per share	Issue date	Issue price	Initial dividend	Initial dividend payment date	Dividend reset rate	Redemption date	Redemption price
Preferred shares
Series 12(b)	$0.328125	July 14, 1998	$25.00	$0.381164	October 28, 1998	–	October 29, 2013	$25.00
Series 13(c)	0.300000	March 15, 2005	25.00	0.440500	July 27, 2005	–	April 26, 2013 to April 27, 2014	25.25
Series 14(d)	0.281250	January 24, 2007	25.00	0.283560	April 26, 2007	–	April 26, 2013 to April 25, 2014	25.75
Series 15(e)	0.281250	April 5, 2007 April 17, 2007	25.00	0.348290	July 27, 2007	–	July 29, 2013 to July 28, 2014	25.75
Series 16(f)	0.328125	October 12, 2007	25.00	0.391950	January 29, 2008	–	January 29, 2013 to January 28, 2014	26.00
Series 17(g)	0.350000	January 31, 2008	25.00	0.337530	April 28, 2008	–	April 25, 2014	26.00
Series 18(h)	0.209375	March 25, 2008 March 27, 2008	25.00	0.431500	July 29, 2008	2.05%	April 26, 2018	25.00
Series 19(h)	0.189750	April 26, 2013	25.00	0.189250	July 29, 2013	2.05%	April 26, 2013 to April 26, 2018	25.50
Series 20(i)	0.225625	June 10, 2008	25.00	0.167800	July 29, 2008	1.70%	October 26, 2018	25.00
Series 21(i)	0.167875	October 26, 2013	25.00	0.167875	January 29, 2014	1.70%	October 26, 2013 to October 26, 2018	25.50
Series 22(j)	0.312500	September 9, 2008	25.00	0.482900	January 28, 2009	1.88%	January 26, 2014	25.00
Series 24(k)	0.390600	December 12, 2008	25.00	0.586500	April 28, 2009	3.84%	January 26, 2014	25.00
Series 26(l)	0.390625	January 21, 2009	25.00	0.415240	April 28, 2009	4.14%	April 26, 2014	25.00
Series 28(m)	0.390625	January 30, 2009	25.00	0.376710	April 28, 2009	4.46%	April 26, 2014	25.00
Series 30(n)	0.240625	April 12, 2010	25.00	0.282200	July 28, 2010	1.00%	April 26, 2015	25.00
Series 32(o)	0.231250	February 1, 2011	25.00	0.215410	April 27, 2011	1.34%	February 2, 2016	25.00
		February 28, 2011

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CONSOLIDATED FINANCIAL STATEMENTS

(a)	Non-cumulative preferential cash dividends on Series 13, 14, 15, 16, 17, 18, 19, 20, 21, 22, 24, 26, 28, 30 and 32 are payable quarterly, as and when declared by the Board. Dividends on the Non-cumulative 5-Year Rate Reset Preferred Shares (Series 18, 20, 22, 24, 26, 28, 30 and 32) are payable at the applicable rate for the initial five-year fixed rate period ending one day prior to the redemption date. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividend on all Rate Reset Preferred Shares will be determined by the sum of the 5-year Government of Canada Yield plus the indicated dividend reset rate, multiplied by $25.00. If outstanding, non-cumulative preferential cash dividends on the Series 19, 21, 23, 25, 27, 29, 31 and 33 are payable quarterly, as and when declared by the Board. Dividends on the Non-cumulative 5-year Rate Reset Preferred Shares (Series 19, 21, 23, 25, 27, 29, 31 and 33) are payable, in an amount per share equal to the sum of the T-Bill Rate plus the dividend reset rate of the converted preferred shares, multiplied by $25.00. Holders of Fixed Rate Reset Preferred Shares will have the option to convert shares into an equal number of the relevant series of Floating Rate Preferred Shares on the applicable Rate Reset Series conversion date and every five years thereafter. If the Bank determines that, after giving effect to any Election Notices received, there would be less than 1,000,000 Series 18, 20, 22, 24, 26, 28, 30 or 32 preferred shares issued and outstanding on the applicable conversion date, all of the issued and outstanding Series 18, 20, 22, 24, 26, 28, 30 or 32 preferred shares will be automatically converted on the applicable conversion date into an equal number of Series 19, 21, 23, 25, 27, 29, 31 or 33 preferred shares.
(b)	The Series 12 Non-cumulative Preferred Shares were redeemed by the Bank at par on October 29, 2013, at a price equal to $25.00 per share, together with all declared and unpaid dividends.
(c)	With regulatory approval, the Series 13 Non-cumulative Preferred Shares may be redeemed by the Bank during the period commencing April 26, 2013 and ending April 27, 2014 at $25.25 per share, together with declared and unpaid dividends to the date then fixed for redemption until April 27, 2014, following which no redemption premium is payable.
(d)	With regulatory approval, the Series 14 Non-cumulative Preferred Shares may be redeemed by the Bank during the period commencing April 26, 2013 and ending April 25, 2014, at $25.75 per share, together with declared and unpaid dividends to the date then fixed for redemption, and thereafter at annually declining premiums until April 26, 2016, following which no redemption premium is payable.
(e)	With regulatory approval, the Series 15 Non-cumulative Preferred Shares may be redeemed by the Bank during the period commencing July 29, 2013 and ending July 28, 2014, at $25.75 per share, together with declared and unpaid dividends to the date then fixed for redemption and thereafter at annually declining premiums until July 26, 2016, following which no redemption premium is payable.
(f)	With regulatory approval, the Series 16 Non-cumulative Preferred Shares may be redeemed by the Bank during the period commencing January 29, 2013 and ending January 28, 2014 at $26.00 per share, together with declared and unpaid dividends to the date then fixed for redemption and thereafter at annually declining premiums until January 26, 2017, following which no redemption premium is payable.
(g)	With regulatory approval, the Series 17 Non-cumulative Preferred Shares may be redeemed by the Bank during the period commencing April 26, 2013 and ending April 25, 2014 at $26.00 per share, together with declared and unpaid dividends to the date then fixed for redemption and thereafter at annually declining premiums until April 25, 2017, following which no redemption premium is payable.
(h)	Holders of Series 18 Non-cumulative 5-Year Rate Reset Preferred Shares will have the option to convert shares into an equal number of Series 19 non-cumulative floating rate preferred shares on April 26, 2018 and on April 26 every five years thereafter. With regulatory approval, Series 18 preferred shares may be redeemed by the Bank on April 26, 2018 and every five years thereafter, respectively, at $25.00 per share, together with declared and unpaid dividends. With regulatory approval, the Series 19 non-cumulative preferred shares may be redeemed by the Bank at (i) $25.00 together with all declared and unpaid dividends to the date fixed for redemption in the case of redemptions on April 26, 2018 and on April 26 every five years thereafter, or (ii) $25.50 together with all declared and unpaid dividends to the date on any other date fixed for redemption on any other date on or after April 26, 2013.
(i)	Holders of Series 20 Non-cumulative 5-Year Rate Reset Preferred Shares will have the option to convert shares into an equal number of Series 21 non-cumulative floating rate preferred shares on October 26, 2018, and on October 26 every five years thereafter. With regulatory approval, Series 20 preferred shares may be redeemed by the Bank on October 26, 2018, and every five years thereafter, respectively, at $25.00 per share, together with declared and unpaid dividends. With regulatory approval, the Series 21 non-cumulative preferred shares may be redeemed by the Bank at (i) $25.00 together with all declared and unpaid dividends to the date fixed for redemption in the case of redemptions on October 26, 2018 and on October 26 every five years thereafter, or (ii) $25.50 together with all declared and unpaid dividends to the date on any other date fixed for redemption on any other date on or after October 26, 2013.
j)	Holders of Series 22 Non-cumulative 5-Year Rate Reset Preferred Shares will have the option to convert shares into an equal number of Series 23 non-cumulative floating rate preferred shares on January 26, 2014, and on January 26 every five years thereafter. With regulatory approval, Series 22 preferred shares may be redeemed by the Bank on January 26, 2014, and for Series 23 preferred shares, if applicable, on January 26, 2019 and every five years thereafter, respectively, at $25.00 per share, together with declared and unpaid dividends.
(k)	Holders of Series 24 Non-cumulative 5-Year Rate Reset Preferred Shares will have the option to convert shares into an equal number of Series 25 non-cumulative floating rate preferred shares on January 26, 2014, and on January 26 every five years thereafter. With regulatory approval, Series 24 preferred shares may be redeemed by the Bank on January 26, 2014, and, if applicable, Series 25 preferred shares on January 26, 2019 and every five years thereafter, respectively, for $25.00 per share, together with declared and unpaid dividends.
(l)	Holders of Series 26 Non-cumulative 5-Year Rate Reset Preferred Shares will have the option to convert shares into an equal number of Series 27 non-cumulative floating rate preferred shares on April 26, 2014, and on April 26 every five years thereafter. With regulatory approval, Series 26 preferred shares may be redeemed by the Bank on April 26, 2014, and for Series 27 preferred shares, if applicable, on April 26, 2019, and every five years thereafter, respectively, at $25.00 per share, together with declared and unpaid dividends.
(m)	Holders of Series 28 Non-cumulative 5-Year Rate Reset Preferred Shares will have the option to convert shares into an equal number of Series 29 non-cumulative floating rate preferred shares on April 26, 2014, and on April 26 every five years thereafter. With regulatory approval, Series 28 preferred shares may be redeemed by the Bank on April 26, 2014 and for Series 29 preferred shares, if applicable, on April 26, 2019 and every five years thereafter, respectively, at $25.00 per share, together with declared and unpaid dividends.

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CONSOLIDATED FINANCIAL STATEMENTS

(n)	Holders of Series 30 Non-cumulative 5-Year Rate Reset Preferred Shares will have the option to convert shares into an equal number of Series 31 non-cumulative floating rate preferred shares on April 26, 2015, and on April 26 every five years thereafter. With regulatory approval, Series 30 preferred shares may be redeemed by the Bank on April 26, 2015, and for Series 31 preferred shares, if applicable, on April 26, 2020 and every five years thereafter, respectively, at $25.00 per share, together with declared and unpaid dividends.
(o)	Holders of Series 32 Non-cumulative 5-Year Rate Reset Preferred Shares will have the option to convert shares into an equal number of Series 33 non-cumulative floating rate preferred shares on February 2, 2016, and on February 2 every five years thereafter. With regulatory approval, Series 32 preferred shares may be redeemed by the Bank on February 2, 2016, and for Series 33 preferred shares, if applicable, on February 2, 2021 and every five years thereafter, respectively, at $25.00 per share, together with declared and unpaid dividends.

Restrictions on dividend payments

Under the Bank Act, the Bank is prohibited from declaring any dividends on its common or preferred shares when the Bank is, or would be placed by such a declaration, in contravention of the capital adequacy, liquidity or any other regulatory directives issued under the Bank Act. In addition, common share dividends cannot be paid unless all dividends to which preferred shareholders are then entitled have been paid or sufficient funds have been set aside to do so.

In the event that applicable cash distributions on any of the Scotiabank Trust Securities [refer to Note 22 Capital instruments] are not paid on a regular distribution date, the Bank has undertaken not to declare dividends of any kind on its preferred or common shares. Similarly, should the Bank fail to declare regular dividends on any of its directly issued outstanding preferred or common shares, cash distributions will also not be made on any of the Scotiabank Trust Securities. Currently, these limitations do not restrict the payment of dividends on preferred or common shares.

For each of the years presented, the Bank paid all of the non-cumulative preferred share dividends.

27	Capital management

The Bank has a capital management process in place to measure, deploy and monitor its available capital and assess its adequacy. This capital management process aims to achieve four major objectives: exceed regulatory thresholds and meet longer-term internal capital targets, maintain strong credit ratings, manage capital levels commensurate with the risk profile of the Bank and provide the Bank’s shareholders with acceptable returns.

Capital is managed in accordance with the Board-approved Capital Management Policy. Senior executive management develop the capital strategy and oversee the capital management processes of the Bank. The Bank’s Finance, Group Treasury and Global Risk Management (GRM) groups are key in implementing the Bank’s capital strategy and managing capital. Capital is managed using both regulatory capital measures and internal metrics.

Although the Bank is subject to several capital regulations in the different business lines and countries in which the Bank operates, capital adequacy is managed on a consolidated Bank basis. The Bank also takes measures to ensure its subsidiaries meet or exceed local regulatory capital requirements. The primary regulator of its consolidated capital adequacy is the Office of the Superintendent of Financial Institutions Canada (OSFI). The capital adequacy regulations in Canada are largely consistent with international standards set by the Basel Committee on Banking Supervision (BCBS).

Effective November 1, 2012, Canadian banks are subject to the revised capital adequacy requirements as published by the BCBS and commonly referred to as Basel III.

Under Basel III, there are three primary regulatory capital ratios used to assess capital adequacy, Common Equity Tier 1, Tier 1 and Total Capital ratios, which are determined by dividing those capital components by risk-weighted assets.

Basel III introduced a new category of capital, Common Equity Tier 1 (CET1), which consists primarily of common shareholders’ equity net of regulatory adjustments. These regulatory adjustments include goodwill, intangible assets net of deferred tax liabilities, deferred tax assets that rely on future profitability, defined-benefit pension fund net assets, shortfall of credit provision to expected losses and investments in other financial institutions over certain thresholds. In addition, new or revised capital components included in common equity are unrealized losses on securities and reduced amounts for non-controlling interests. Basel III also increases the level of risk-weighted assets for significant investments and deferred tax amounts under defined thresholds, exposures to large or unregulated financial institutions meeting specific criteria, derivative exposures to centralized counterparties and exposures that give rise to wrong way risk.

The BCBS introduced requirements for loss absorbency of capital at the point of non-viability which were effective on January 1, 2013 for Canadian banks. These requirements affect the eligibility of instruments for inclusion in regulatory capital. All of the Bank’s current preferred shares, capital instruments and subordinated debentures were deemed non-qualifying.

To enable banks to meet the new standards, Basel III contains transitional arrangements commencing January 1, 2013, through January 1, 2019. Transitional requirements result in a 5 year phase-in of new deductions and additional capital components to common equity. Non-qualifying capital instruments will be phased out over 10 years and the capital conservation buffer will be phased in over 4 years.

As of January 2019, under the BCBS rules the Bank will be required to meet new minimum requirements of: Common Equity Tier 1 ratio of 4.5% plus a capital conservation buffer of 2.5%, collectively 7%. Including the capital conservation buffer, the minimum Tier 1 ratio will be 8.5%, and the Total Capital ratio will be 10.5%.

OSFI requires Canadian deposit-taking institutions to fully implement the 2019 Basel III reforms in 2013, without the transitional phase-in provisions for capital deductions (referred to as ‘all-in’), and achieve a minimum 7% common equity target, by the first quarter of 2013.

Risk-weighted assets represent the Bank’s exposure to credit, market and operational risk and are computed by applying a combination of the Bank’s internal credit risk parameters and OSFI prescribed risk weights to on-and off-balance sheet exposures. Under the Basel framework there are two main methods for computing credit risk: the standardized approach, which uses prescribed risk weights; and internal ratings-based approaches, which allow the use of a bank’s internal models to calculate some, or all, of the key inputs into the regulatory capital calculation. Users of the Advanced Internal Ratings Based Approach (AIRB) are required to have sophisticated risk management systems for the calculations of credit risk regulatory capital. Once banks demonstrate full compliance with the AIRB requirements, and OSFI has approved its use, they may proceed to apply the AIRB approach in computing capital requirements. The Bank uses the AIRB to compute credit risk for material Canadian, U.S. and European portfolios and effective 2011, for a significant portion of international corporate and commercial portfolio. The Bank continues to assess the remaining portfolios for the application of AIRB in the future. In 2012, the Bank implemented the Basel Committee’s revised market risk framework. The Bank uses the Standardized Approach to calculate the operational risk capital requirements.

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CONSOLIDATED FINANCIAL STATEMENTS

The Bank’s Common Equity Tier 1, Tier 1 and Total Capital are composed of the following:

2013(1)	2012(1)
As at October 31 ($ millions)	All-in	Transitional	Basel II
Total Common Equity(2)	$40,569	$40,569	$34,755
Qualifying non-controlling interests in common equity of subsidiaries	479	–	966
Goodwill and non-qualifying intangibles, net of deferred tax liabilities	(9,772)	–	(5,239)
Threshold related deductions	(3,630)	–	n/a
Net deferred tax assets (excluding those arising from temporary differences)	(752)	–	n/a
Other Common Equity Tier 1 adjustments(3)	(535)	(2,548)	n/a
Common Equity Tier 1 Capital	$26,359	$38,021	n/a
Preferred Shares(4)	4,084	4,084	4,384
Capital instrument liabilities – trust securities(4)	1,400	1,400	2,150
Other Tier 1 capital adjustments(5)	71	(5,484)	(2,580)
Net Tier 1 Capital	$31,914	$38,021	$34,436
Subordinated debentures, net of amortization(4)	5,841	5,841	9,893
Other Tier 2 capital adjustments(5)	1,086	(504)	(2,136)
Total regulatory capital	$38,841	$43,358	$42,193
Total risk-weighted assets	$288,246	$293,252	$253,309
Capital ratios
Common Equity Tier 1 Capital ratio	9.1%	13.0%	n/a
Tier 1 capital ratio	11.1%	13.0%	13.6%
Total capital ratio	13.5%	14.8%	16.7%
Assets to capital multiple(6)	17.1	x	17.1	x	15.0	x

(1)	Effective 2013, regulatory capital is determined in accordance with Basel III rules on an all-in basis. Comparative amounts for the prior period were determined in accordance with Basel II rules and have not been restated.
(2)	The October 31, 2012 balances exclude components of accumulated other comprehensive income not eligible for Basel II Tier 1 Capital.
(3)	Other Common Equity Tier 1 capital adjustments under the all-in approach include defined pension plan assets and other items. For the transitional approach, deductions include: Common Equity Tier 1 all-in deductions multiplied by an annual transitional factor (0% in 2013) and an adjustment for Additional Tier 1 deductions for which there is insufficient Additional Tier 1 capital.
(4)	Non-qualifying Tier 1 and Tier 2 capital instruments are subject to a phase-out period of 10 years.
(5)	Other Tier 1/Tier 2 capital adjustments under the all-in approach include eligible non-controlling interests in subsidiaries, in addition, Tier 2 includes eligible collective allowance and excess allowance. For the transitional approach, other Tier 1/Tier 2 capital adjustments include the amount of the Common Equity Tier 1 regulatory adjustment not deducted that were Tier 1/Tier 2 deductions under Basel II (such as 50% of significant investments in financial institutions).
(6)	The asset to capital multiple is calculated by dividing the Bank’s total assets, including certain off-balance sheet items, by total regulatory capital (on a Basel III transitional basis effective 2013).

The Bank substantially exceeded the OSFI capital target as at October 31, 2013. OSFI has also prescribed a maximum assets to capital leverage multiple and the Bank was in compliance with this threshold as at October 31, 2013.

28	Share-based payments

(a)	Stock option plans

The Bank grants stock options, tandem stock appreciation rights (Tandem SARs) and stand-alone stock appreciation rights (SARs) as part of the Employee Stock Option Plan. Options to purchase common shares and/or to receive an equivalent cash payment, as applicable, may be granted to selected employees at an exercise price not less than the closing price of the Bank’s common shares on the Toronto Stock Exchange (TSX) on the day prior to the date of the grant. As well, for grants made beginning December 2005, the exercise price must not be less than the volume weighted average price on the TSX for the five trading days immediately preceding the grant date.

Options vest evenly over a four-year period and are exercisable no later than 10 years after the date of the grant. In the event that the expiry date falls within an insider trading blackout period, the expiry date will be extended for 10 business days after the end of the blackout period. As approved by the shareholders, a total of 129 million common shares have been reserved for issuance under the Bank’s Employee Stock Option Plan of which 90.5 million common shares have been issued as a result of the exercise of options and 22.9 million common shares are committed under outstanding options, leaving 15.6 million common shares available for issuance as options. Outstanding options expire on dates ranging from December 5, 2013 to December 10, 2022.

The cost of these options is recognized on a graded vesting basis except where the employee is eligible to retire prior to a tranche’s vesting date, in which case the cost is recognized between the grant date and the date the employee is eligible to retire.

The stock option plans include:

¡	Tandem stock appreciation rights

Employee stock options granted between December 5, 2003 to November 1, 2009 have Tandem SARs, which provide the employee the choice to either exercise the stock option for shares, or to exercise the Tandem SARs and thereby receive the intrinsic value of the stock option in cash. As at October 31, 2013, 643,851 Tandem SARs were outstanding (2012 – 4,628,608).

The share-based payment liability recognized for vested Tandem SARs as at October 31, 2013 was $11 million (2012 – $56 million). The corresponding intrinsic value of this liability as at October 31, 2013 was $12 million (2012 – $56 million).

In 2013, a benefit of $2 million (2012 – $23 million) was recorded in salaries and employee benefits in the Consolidated Statement of Income. This benefit included gains arising from derivatives used to manage the volatility of share-based payment of $15 million (2012 –$22 million).

Renouncement of Tandem SARs

During the year, certain employees voluntarily renounced 2,835,008 (2012 – 6,739,163) Tandem SARs while retaining their corresponding option for shares. These renouncements are not considered to be modifications of the stock options under IFRS. As a result, the stock options are not required to be re-valued and the existing accrued liability of $36 million (2012 – $75 million) and related deferred tax asset of $10 million (2012 – $20 million) were reclassified to equity, resulting in a net increase to equity – other

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CONSOLIDATED FINANCIAL STATEMENTS

reserves of $26 million (2012 – $55 million). The remaining outstanding Tandem SARs continue to be liability-classified and re-measured to fair value at each reporting period.

¡	Stock options

Employee stock options granted beginning December 2009, are equity-classified stock options which call for settlement in shares and do not have Tandem SAR features.

The amount recorded in equity – other reserves for vested stock options as at October 31, 2013 was $180 million (2012 – $151 million).

In 2013, an expense of $34 million (2012 – $31 million) was recorded in salaries and employee benefits in the Consolidated Statement of Income. As at October 31, 2013, future unrecognized compensation cost for non-vested stock options was $9 million (2012 – $11 million) which is to be recognized over a weighted-average period of 1.58 years (2012 – 1.56 years).

As part of the February 1, 2011 acquisition, DundeeWealth stock options were converted to 1,293,308 options based on the Bank’s common shares. These options expire between February 12, 2015 and January 20, 2021. No share option awards have been granted under this plan since February 1, 2011.

¡	Stock appreciation rights

Stand-alone SARs are granted instead of stock options to selected employees in countries where local laws may restrict the Bank from issuing shares. When a SAR is exercised, the Bank pays the appreciation amount in cash equal to the rise in the market price of the Bank’s common shares since the grant date.

During fiscal 2013, 296,824 SARs were granted (2012 – 319,552) and as at October 31, 2013, 2,007,718 SARs were outstanding (2012 – 2,195,093), of which 1,896,242 SARs were vested (2012 – 2,079,498).

The share-based payment liability recognized for vested SARs as at October 31, 2013 was $27 million (2012 – $21 million). The corresponding intrinsic value of this liability as at October 31, 2013 was $29 million (2012 – $19 million).

In 2013, a benefit of $3 million (2012 – expense $2 million) was recorded in salaries and employee benefits in the Consolidated Statement of Income. This benefit included gains arising from derivatives used to manage the volatility of share-based payment of $17 million (2012 – $4 million).

Determination of fair values

The share-based payment liability and corresponding expense for SARs and options with Tandem SAR features, were quantified using the Black-Scholes option pricing model with the following assumptions and resulting fair value per award:

As at October 31	2013	2012
Assumptions
Risk-free interest rate	1.06% –1.58%	1.26% –1.79%
Expected dividend yield	3.70%	3.96%
Expected price volatility	13.54% – 25.58%	15.64% – 23.57%
Expected life of option	0.02 – 4.33 years	0.04 – 6.24 years
Fair value
Weighted-average fair value	$14.81	$11.39

The share-based payment expense for stock options, i.e., without Tandem SAR features, was quantified using the Black-Scholes option pricing model on the date of grant. The fiscal 2013 and 2012 stock option grants were fair valued using the following weighted-average assumptions and resulting fair value per award:

	2013 Grant	2012 Grant
Assumptions
Risk-free interest rate	1.74%	1.74%
Expected dividend yield	3.84%	4.16%
Expected price volatility	23.58%	26.50%
Expected life of option	6.23 years	6.23 years
Fair value
Weighted-average fair value	$8.15	$7.25

The risk-free rate is based on Canadian treasury bond rates interpolated for the maturity equal to the expected life until exercise of the options. Expected dividend yield is based on historical dividend payout. Expected price volatility is determined based on the historical volatility for compensation. For accounting purposes, an average of the market consensus implied volatility for traded options on our common shares and the historical volatility is used.

Details of the Bank’s Employee Stock Option Plan are as follows(1):

	2013		2012
As at October 31	Number of stock options (000’s)	Weighted average exercise price	Number of stock options (000’s)	Weighted average exercise price
Outstanding at beginning of year	23,111	$46.30	22,406	$43.39
Granted(2)	3,982	55.63	3,837	49.93
Exercised as options	(3,390)	37.90	(2,790)	28.11
Exercised as Tandem SARs	(36)	30.67	(125)	28.55
Forfeited(2)	(51)	51.68	(197)	54.51
Expired(2)	(7)	53.42	(20)	47.98
Outstanding at end of year(3)	23,609	$49.09	23,111	$46.30
Exercisable at end of year(4)	13,825	$46.25	13,252	$44.02
Available for grant	15,819		19,706

	Options Outstanding			Options Exercisable
As at October 31, 2013	Number of stock options (000’s)	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of stock options (000’s)	Weighted average exercise price
Range of exercise prices
$27.24 to $33.89	3,159	4.86	$33.65	3,141	$33.69
$38.19 to $46.02	1,953	1.69	$43.11	1,929	$43.17
$47.39 to $52.00	8,801	6.42	$49.40	5,006	$49.42
$52.57 to $55.63	9,696	7.38	$55.04	3,749	$54.13
	23,609	6.21	$49.09	13,825	$46.25

(1)	Excludes SARs.
(2)	Excludes renouncement of Tandem SARs by employees while retaining their corresponding option for shares.
(3)	Includes outstanding options of 643,851 Tandem SARs (2012 – 4,628,608) and 712,714 options originally issued under DundeeWealth plans (2012 – 847,800).
(4)	Includes exercisable options of 643,851 Tandem SARs (2012 – 4,192,242) and 370,922 options originally issued under DundeeWealth plans (2012 – 314,723).

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(b)	Employee share ownership plans

Eligible employees can generally contribute up to a specified percentage of salary towards the purchase of common shares of the Bank. In general, the Bank matches 50% of eligible contributions, up to a maximum dollar amount, which is expensed in salaries and employee benefits. During 2013, the Bank’s contributions totalled $30 million (2012 – $28 million). Contributions, which are used to purchase common shares in the open market, do not result in a subsequent expense to the Bank from share price appreciation.

As at October 31, 2013, an aggregate of 20 million common shares were held under the employee share ownership plans (2012 – 20 million). The shares in the employee share ownerships plans are considered outstanding for computing the Bank’s basic and diluted earnings per share.

(c)	Other share-based payment plans

Other share-based payment plans use notional units that are valued based on the Bank’s common share price on the TSX. These units accumulate dividend equivalents in the form of additional units based on the dividends paid on the Bank’s common shares. These plans are settled in cash and, as a result, are liability-classified. Fluctuations in the Bank’s share price change the value of the units, which affects the Bank’s share-based payment expense. As described below, the value of a portion of the Performance Share Unit notional units also varies based on Bank performance. Upon exercise or redemption, payments are made to the employees with a corresponding reduction in the accrued liability.

In 2013, an aggregate expense of $192 million (2012 – $191 million) was recorded in salaries and employee benefits in the Consolidated Statement of Income for these plans. This expense was net of gains arising from derivatives used to manage the volatility of share-based payment of $144 million (2012 –$43 million).

As at October 31, 2013, the share-based payment liability recognized for vested awards under these plans was $840 million (2012 – $627 million).

Details of these other share-based payment plans are as follows:

Deferred Stock Unit Plan (DSU)

Under the DSU Plan, senior executives may elect to receive all or a portion of their cash bonus under the Annual Incentive Plan (which is expensed for the year awarded in salaries and employee benefits in the Consolidated Statement of Income) in the form of deferred stock units which vest immediately. Units are redeemable, in cash, only when an executive ceases to be a Bank employee, and must be redeemed by December 31 of the year following that event. As at October 31, 2013, there were 1,887,092 units outstanding (2012 – 1,825,777).

Directors’ Deferred Stock Unit Plan (DDSU)

Under the DDSU Plan, non-officer directors of the Bank may elect to receive all or a portion of their fee for that fiscal year (which is expensed by the Bank in other expenses in the Consolidated Statement of Income) in the form of deferred stock units which vest immediately. Units are redeemable, in cash, only following resignation or retirement and must be redeemed by December 31 of the year following that event. As at October 31, 2013, there were 358,859 units outstanding (2012 – 413,723).

Restricted Share Unit Plan (RSU)

Under the RSU Plan, selected employees receive an award of restricted share units which vest at the end of three years, at which time the units are paid, in cash, to the employee. The share-based payment expense is recognized evenly over the vesting period except where the employee is eligible to retire prior to the vesting date, in which case the expense is recognized between the grant date and the date the employee is eligible to retire. As at October 31, 2013, there were 2,337,448 units (2012 – 2,070,376) awarded and outstanding of which 1,581,071 were vested (2012 – 1,456,926).

Performance Share Unit Plan (PSU)

Eligible executives receive an award of performance share units that vest at the end of three years. A portion of the PSU awards are subject to performance criteria measured over a three-year period whereby a multiplier factor is applied which impacts the incremental number of outstanding shares due to employees. The three-year performance measures include return on equity compared to target and total shareholder return relative to a comparator group selected prior to the granting of the award. The Bank uses a probability-weighted-average of potential outcomes to estimate the multiplier impact. The share-based payment expense is recognized over the vesting period except where the employee is eligible to retire prior to the vesting date, in which case the expense is recognized between the grant date and the date the employee is eligible to retire. This expense varies based on performance compared to the performance measures. Upon vesting, the units are paid, in cash, to the employee. As at October 31, 2013, there were 9,570,495 units (2012 – 9,144,347) awarded and outstanding including 9,570,495 (2012 – 9,144,347) subject to performance criteria of which 7,872,540 were vested (2012 – 7,370,947).

Deferred Performance Plan

Under the Deferred Performance Plan, a portion of the bonus received by Global Banking & Markets employees (which is accrued and expensed in the year to which it relates) is allocated to employees in the form of units. These units are subsequently paid, in cash, to the qualifying employees over each of the following three years. Changes in the value of the units, which arise from fluctuations in the market price of the Bank’s common shares, are expensed in the same manner as the Bank’s other liability-classified share-based payment plans in salaries and employee benefits expense in the Consolidated Statement of Income.

(d)	Share Bonus and Retention Award Plans

Prior to the acquisition of DundeeWealth on February 1, 2011, DundeeWealth had established share bonus plans for eligible participants. The share bonus plans permitted common shares of DundeeWealth to be issued from treasury or purchased in the market. At the time of the acquisition of DundeeWealth, the share bonus awards that were granted but not yet vested were converted into 377,516 Bank of Nova Scotia common shares to be issued from treasury. As at October 31, 2013, there were 40,950 (2012 – 79,102) share bonus awards outstanding from the DundeeWealth share bonus plans. During 2013, 35,114 common shares were issued from treasury for these plans (2012 – 153,675) and 3,038 awards were forfeited (2012 – 24,501). Share bonus awards have not been granted under these plans since February 1, 2011.

Prior to the acquisition of DundeeWealth, DundeeWealth had established share-based retention award plans whereby DundeeWealth purchased shares in the market to be held in trust for the benefit of certain employees and portfolio managers. At the time of the acquisition of DundeeWealth, the retention awards were converted to Bank common shares, other securities and cash. As at October 31, 2013 there were 133,318 (2012 – 204,938) Bank common shares held in trust for these plans. Retention awards have not been granted under these plans since February 1, 2011.

The share bonus and retention award plans are considered to be equity-classified awards. In 2013, an expense of $2 million (2012 –

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CONSOLIDATED FINANCIAL STATEMENTS

$7 million) was recorded in salaries and employee benefits in the Consolidated Statement of Income. As at October 31, 2013, the amount recorded in equity – other reserves for vested awards for these plans was $13 million (2012 – $15 million). As at October 31, 2013, future unrecognized compensation cost for non-vested share bonus and retention awards was $1 million (2012 – $4 million) which is to be recognized over a weighted-average period of 0.97 years (2012 – 1.26 years).

29	Corporate income taxes

Corporate income taxes recorded in the Bank’s consolidated financial statements for the years ended October 31 are as follows:

(a)	Components of income tax provision

For the year ended October 31 ($ millions)	2013	2012	2011
Provision for income taxes in the Consolidated Statement of Income:

Current income taxes:
Domestic:
Federal	$460	$94	$253
Provincial	376	200	260
Adjustments related to prior periods	(8)	12	(10)
Foreign	856	784	747
Adjustments related to prior periods	(13)	(21)	1
	1,671	1,069	1,251

Deferred income taxes:
Domestic:
Federal	51	296	113
Provincial	36	186	30
Foreign	5	29	29
	92	511	172
Total provision for income taxes in the Consolidated Statement of Income	$1,763	$1,580	$1,423

Provision for income taxes in the Consolidated Statement of Changes in Equity:
Current income taxes	$(99)	$(47)	$(61)
Deferred income taxes	(4)	12	72
	(103)	(35)	11

Reported in:
Other Comprehensive Income	(117)	(53)	11
Retained earnings	(3)	–	–
Common shares	5	(2)	–
Other reserves	12	20	–
Total provision for income taxes in the Consolidated Statement of Changes in Equity	(103)	(35)	11
Total provision for income taxes	$1,660	$1,545	$1,434

Provision for income taxes in the Consolidated Statement of Income includes:
Deferred tax expense (benefit) relating to origination/reversal of temporary differences	$144	$571	$128
Deferred tax expense (benefit) of tax rate changes	(5)	(41)	44
Deferred tax benefit of previously unrecognized tax losses, tax credits and temporary differences	(47)	(19)	–
	$92	$511	$172

(b)	Reconciliation to statutory rate

Income taxes in the Consolidated Statement of Income vary from the amounts that would be computed by applying the composite federal and provincial statutory income tax rate for the following reasons:

	2013		2012			2011
For the year ended October 31 ($ millions)	Amount	Percent of pre-tax income	Amount	Percent of pre-tax income		Amount	Percent of pre-tax income
Income taxes at statutory rate	$2,215	26.2%	$2,122	26.	4%	$1,893	28.	0%
Increase (decrease) in income taxes resulting from:
Lower average tax rate applicable to subsidiaries and foreign branches	(254)	(3.0)	(240)	(3.	0)	(257)	(3.	8)
Tax-exempt income from securities	(214)	(2.5)	(185)	(2.	3)	(309)	(4.	6)
Deferred income tax effect of substantively enacted tax rate changes	(5)	(0.1)	(41)	(0.	5)	44	0.	7
Other, net	21	0.2	(76)	(1.	0)	52	0.	8
Total income taxes and effective tax rate	$1,763	20.8%	$1,580	19.	6%	$1,423	21.	1%

In 2013, 2012 and 2011, the changes in the statutory tax rates were primarily due to the reduction in the Canadian federal and provincial tax rates.

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CONSOLIDATED FINANCIAL STATEMENTS

(c)	Deferred taxes

Significant components of the Bank’s deferred tax assets and liabilities are as follows:

	Statement of Income		Statement of Financial Position
	For the year ended		As at
October 31 ($ millions)	2013	2012	2013	2012
Deferred tax assets:
Loss carryforwards	$46	$330	$756	$800
Allowance for credit losses	(33)	27	600	551
Deferred compensation	18	(39)	228	262
Deferred income	3	18	239	256
Property and equipment	(27)	9	164	133
Pension and other post-retirement benefits	53	37	375	408
Securities	7	(69)	186	120
Other	115	167	379	413
Total deferred tax assets	$182	$480	$2,927	$2,943
Deferred tax liabilities:
Deferred income	$37	$(5)	$61	$110
Property and equipment	13	37	56	37
Pension and other post-retirement benefits	35	25	108	77
Securities	(43)	(142)	62	135
Intangible assets	(16)	(49)	932	852
Other	64	103	487	334
Total deferred tax liabilities	$90	$(31)	$1,706	$1,545
Net deferred tax assets (liabilities)(1)	$92	$511	$1,221	$1,398

(1)	For Consolidated Statement of Financial Position presentation, deferred tax assets and liabilities are assessed by entity. As a result, the net deferred tax assets of $1,221 (2012 – $1,398) are represented by deferred tax assets of $1,780 (2012 – $1,936), and deferred tax liabilities of $559 (2012 – $538) on the Consolidated Statement of Financial Position.

The major changes to net deferred taxes were as follows:

For the year ended October 31 ($ millions)	2013	2012
Balance at beginning of year	$1,398	$1,736
Deferred tax benefit (expense) for the year recorded in income	(92)	(511)
Deferred tax benefit (expense) for the year recorded in equity	4	(12)
Acquired in business combinations	(52)	80
Other	(37)	105
Balance at end of year	$1,221	$1,398

The tax related to temporary differences, unused tax losses and unused tax credits for which no deferred tax asset is recognized in the Consolidated Statement of Financial Position amounts to $279 million (2012 – $326 million). The amount related to unrecognized tax losses is $34 million, which will expire as follows: $4 million in 2020 and beyond and $30 million have no fixed expiry date.

Included in the net deferred tax asset are tax benefits of $49 million (2012 – $76 million) that have been recognized in certain Canadian and foreign subsidiaries that have incurred losses in either the current or the preceding year. In determining if it is appropriate to recognize these tax benefits, the Bank relied on projections of future taxable profits to be realized from tax planning strategies.

Deferred tax liabilities are not required to be recognized for taxable temporary differences arising on investments in subsidiaries, associates and interests in joint ventures if the Bank controls the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. At the end of the year taxable temporary differences of $32.7 billion (2012 – $28.5 billion) related to the Bank’s investment in subsidiaries were not recognized as deferred tax liabilities in line with these requirements.

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CONSOLIDATED FINANCIAL STATEMENTS

30	Employee benefits

The Bank sponsors a number of employee benefit plans, including pensions and other benefit plans (post-retirement benefits and other long-term employee benefits) for most of its employees globally. The following tables present financial information related to the Bank’s principal plans. The principal plans include pension, post-retirement and other long-term employee benefit plans in Canada, the U.S., Mexico, the U.K., Ireland, Jamaica, Trinidad & Tobago and other countries in the Caribbean region in which the Bank operates.(1)

	Pension plans			Other benefit plans
For the year ended October 31 ($ millions)	2013	2012	2011	2013	2012	2011
Change in benefit obligation
Benefit obligation at beginning of year	$6,678	$5,434	$5,560	$1,501	$1,405	$1,369
Cost of benefits earned in the year	236	174	173	43	61	56
Interest cost on benefit obligation	326	322	316	77	83	80
Employee contributions	18	17	15	–	–	–
Benefits paid	(397)	(345)	(435)	(61)	(59)	(58)
Actuarial loss (gain)	60	1,064	(150)	(68)	34	(18)
Past service cost	–	19	34	3	(23)	–
Business combinations	–	–	75	–	–	–
Curtailments	–	–	–	–	(2)	–
Settlements	–	–	(122)	–	–	–
Foreign exchange	19	(7)	(32)	15	2	(24)
Benefit obligation at end of year	$6,940	$6,678	$5,434	$1,510	$1,501	$1,405

Change in fair value of assets
Fair value of assets at beginning of year	$5,607	$5,213	$5,499	$311	$286	$287
Expected return on plan assets(2)	395	372	372	23	24	22
Actuarial gain (loss)(2)	628	32	(262)	(10)	–	(10)
Employer contributions	403	338	154	59	56	64
Employee contributions	18	17	15	–	–	–
Benefits paid	(397)	(345)	(435)	(61)	(59)	(58)
Business combinations	–	–	75	–	–	–
Settlements	–	–	(170)	–	–	–
Foreign exchange	(7)	(20)	(35)	10	4	(19)
Fair value of assets at end of year(3)	$6,647	$5,607	$5,213	$332	$311	$286

Funded status
Excess (deficit) of fair value of assets over benefit obligation at end of year	$(293)	$(1,071)	$(221)	$(1,178)	$(1,190)	$(1,119)
Unrecognized net actuarial loss (gain)	498	1,100	63	42	78	4
Unrecognized past service costs	5	5	6	(24)	(23)	(1)
Effect of asset limitation and minimum funding requirement	(50)	(63)	(60)	–	–	–
Net asset (liability) at end of year	$160	$(29)	$(212)	$(1,160)	$(1,135)	$(1,116)
Recorded in:
Other assets in the Bank’s Consolidated Statement of Financial Position	$526	$330	$170	$–	$–	$–
Other liabilities in the Bank’s Consolidated Statement of Financial Position	(366)	(359)	(382)	(1,160)	(1,135)	(1,116)
Net asset (liability) at end of year	$160	$(29)	$(212)	$(1,160)	$(1,135)	$(1,116)
Annual benefit expense
Cost of benefits earned in the year	$236	$174	$173	$43	$61	$56
Interest cost on benefit obligation	326	322	316	77	83	80
Past service costs	1	19	82	2	–	–
Expected return on assets(2)	(395)	(372)	(372)	(23)	(24)	(22)
Amortization of net actuarial loss (gain) including asset limit	43	–	(1)	(20)	(42)	4
Amount of curtailment (gain) loss recognized	–	–	–	–	(2)	–
Amount of settlement (gain) loss recognized	–	–	(2)	–	–	–
Change in the asset limitation and minimum funding requirement	(8)	6	(84)	–	–	–
Benefit expense (income) excluding defined contribution benefit expense	203	149	112	79	76	118
Defined contribution benefit expense	19	13	7	–	–	–
Total benefit expense	$222	$162	$119	$79	$76	$118

(1)	Other plans operated by certain subsidiaries of the Bank are not considered material and are not included in these disclosures.
(2)	The actual returns on the assets of the pension plans and other benefits plans were $1,023 and $13, respectively (2012 – $404 and $24; 2011 – $110 and $12).
(3)	The fair value of pension plan assets invested in securities (stocks, bonds) of the Bank totaled $509 (2012 – $429; 2011 – $421). The fair value of pension plan assets invested in property occupied by the Bank totaled $4 (2012 – $3; 2011 – $3).

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CONSOLIDATED FINANCIAL STATEMENTS

Included in the benefit obligation are the following amounts in respect of plans that are wholly unfunded and plans that are wholly or partly funded:

	Pension plans			Other benefit plans
As at October 31 ($ millions)	2013	2012	2011	2013	2012	2011
Benefit obligation of plans that are wholly unfunded	$342	$339	$289	$1,121	$1,132	$1,060
Benefit obligation of plans that are wholly or partly funded	6,598	6,339	5,145	389	369	345

Summary of historical information – amounts for the current and previous annual periods

	Pension plans			Other benefit plans
As at October 31 ($ millions)	2013	2012	2011	2013	2012	2011
Benefit obligation at end of year	$6,940	$6,678	$5,434	$1,510	$1,501	$1,405
Fair value of assets at end of year	6,647	5,607	5,213	332	311	286
Excess (deficit) of fair value of assets over benefit obligation at end of year	(293)	(1,071)	(221)	(1,178)	(1,190)	(1,119)
Experience (gains)/losses arising on benefit obligation	89	28	–	(13)	(53)	50
Experience gains/(losses) arising on assets	628	32	(262)	(10)	–	(10)

Key weighted-average assumptions (%)(1)

The key weighted-average assumptions used by the Bank for the measurement of the benefit obligation and benefit expense are summarized as follows:

	Pension plans			Other benefit plans
For the year ended October 31	2013	2012	2011	2013	2012	2011
To determine benefit obligation at end of year
Discount rate	5.04%	4.80%	5.90%	5.56%	5.00%	5.90%
Rate of increase in future compensation(2)	2.84%	2.80%	3.30%	4.49%	4.40%	4.60%
To determine benefit expense (income) for the year
Discount rate	4.80%	5.90%	5.80%	5.00%	5.90%	5.90%
Assumed long-term rate of return on assets	7.03%	7.15%	7.25%	7.17%	8.43%	7.94%
Rate of increase in future compensation(2)	2.80%	3.30%	3.80%	4.40%	4.60%	4.80%
Health care cost trend rates at end of year
Initial rate	n/a	n/a	n/a	6.51%	6.60%	6.20%
Ultimate rate	n/a	n/a	n/a	4.98%	4.90%	3.90%
Year ultimate rate reached	n/a	n/a	n/a	2029	2029	2029

(1)	Includes international plans which generally have higher rates than Canadian plans. The discount rate used to determine the 2013 benefit expense for all Canadian pension plans was 4.6% (2012 – 5.7%; 2011 – 5.6%) and for Canadian other benefit plans was 4.5% (2012 – 5.5%; 2011 – 5.6%). The discount rate used for the 2013 end of year benefit obligation for all Canadian pension plans was 4.8% (2012 – 4.6%; 2011 – 5.7%) and for Canadian other benefit plans was 4.8% (2012 – 4.5%; 2011 – 5.5%). The 2013 assumed long-term rate of return on assets for all Canadian pension plans was 7.0% (2012 – 7.0%; 2011 – 7.0%).
(2)	The weighted-average rates of increase in future compensation shown for other benefit plans do not include Canadian flexible post-retirement benefits plans established in fiscal 2005, as they are not impacted by future compensation increases.

Sensitivity analysis

	Pension plans		Other benefit plans
For the year ended October 31, 2013 ($ millions)	Benefit obligation	Benefit expense	Benefit obligation	Benefit expense
Impact of 1% decrease in discount rate	$1,045	$136	$238	$27
Impact of 1% decrease in assumed long-term rate of return on assets	n/a	56	n/a	3
Impact of 0.25% increase in rate of increase in future compensation	76	16	1	0
Impact of 1% increase in health care cost trend rate	n/a	n/a	144	18
Impact of 1% decrease in health care cost trend rate	n/a	n/a	(115)	(14)

Assets

The Bank’s principal pension plans’ assets are generally invested with the long-term objective of maximizing overall expected returns, at an acceptable level of risk relative to the benefit obligation. A key factor in managing long-term investment risk is asset mix. Investing the pension assets in different asset classes and geographic regions helps to mitigate risk and to minimize the impact of declines in any single asset class, particular region or type of investment. Investment management firms – including related-party managers – are typically hired and assigned specific mandates within each asset class.

Pension plan asset mix guidelines are set for the long term, and are documented in each plan’s investment policy. Asset mix policy typically also reflects the nature of the plan’s benefit obligations. Legislation places certain restrictions on asset mix – for example, there are usually limits on concentration in any one investment. Other concentration and quality limits are also set forth in the investment policies. The use of derivatives is generally prohibited without specific authorization; currently, the main use of derivatives is for currency hedging. Asset mix guidelines are reviewed at least once each year, and adjusted, where appropriate, based on market conditions and opportunities. However, large asset class shifts are rare, and typically reflect a change in the pension plan’s situation (e.g. a plan termination). Actual asset mix is reviewed regularly, and rebalancing back to target asset mix is considered – as needed – generally on a semi-annual basis. The Bank’s other benefit plans are generally not funded; the assets reflected for these other benefit plans are related to programs in Mexico and Canada.

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The expected long-term rates of return on plan assets are based on long-term expected inflation, interest rates, risk premiums and targeted asset class allocations. These estimates take into consideration historical asset class returns and are determined together with the plans’ investment and actuarial advisors.

The Bank’s principal plans’ weighted-average actual and target asset allocations at October 31, by asset category, are as follows:

	Pension plans				Other benefit plans
Asset category %	Target 2013	Actual 2013	Actual 2012	Actual 2011	Target 2013	Actual 2013	Actual 2012	Actual 2011
Equity investments	64%	68%	69%	66%	40%	44%	40%	40%
Fixed income investments	31%	28%	30%	34%	60%	54%	60%	60%
Other	5%	4%	1%	–	–	2%	–	–
Total	100%	100%	100%	100%	100%	100%	100%	100%

Actuarial valuations

Actuarial valuations for funding purposes for the Bank’s main pension plan are conducted on an annual basis. The most recent actuarial valuation of the Bank’s main pension plan for funding purposes was conducted as of November 1, 2012 and the date of next required valuation is November 1, 2013 (this plan accounts for 74% of principal pension plans’ benefit obligation and 77% of principal pension plans’ fair value of assets). The most recent actuarial valuations for most of the Bank’s principal other benefit plans were completed as of July 31, 2011 for post-retirement benefits and April 1, 2013 for other long-term employee benefits.

Cash payments and contributions

In fiscal year 2013, the Bank made cash payments of $403 million (2012 – $338 million; 2011 – $154 million) to fund the principal defined benefit pension plans, including the payment of benefits to beneficiaries under the unfunded pension arrangements. The Bank also made cash payments of $59 million (2012 – $56 million; 2011 – $64 million) during the year to the principal other benefit plans, primarily in respect of benefit payments to beneficiaries under these plans. The Bank also made cash payments of $19 million (2012 – $13 million; 2011 – $7 million) to the principal defined contribution pension plans.

Based on preliminary estimates, the Bank expects to make contributions of $400 million to the principal defined benefit pension plans, $50 million to principal other benefit plans and $20 million to principal defined contribution pension plans for the year ending October 31, 2014.

31	Operating segments

Scotiabank is a diversified financial services institution that provides a wide range of financial products and services to retail, commercial and corporate customers around the world. The Bank’s businesses are grouped into four business lines: Canadian Banking, International Banking, Global Wealth & Insurance and Global Banking & Markets. Other smaller business segments are included in the Other segment. The results of these business segments are based upon the internal financial reporting systems of the Bank. The accounting policies used in these segments are generally consistent with those followed in the preparation of the consolidated financial statements as disclosed in Note 3 of the consolidated financial statements. Notable accounting measurement differences are:

–	tax normalization adjustments related to the gross-up of income from associated corporations. This adjustment normalizes the effective tax rate in the divisions to better present the contribution of the associated companies to the divisional results.

–	the grossing up of tax-exempt net interest income and other operating income to an equivalent before-tax basis for those affected segments.

These differences in measurement enable comparison of net interest income and other operating income arising from taxable and tax-exempt sources.

Scotiabank’s results, and average assets, allocated by these operating segments, are as follows:

For the year ended October 31, 2013
Taxable equivalent basis ($ millions)	Canadian Banking	International Banking	Global Wealth & Insurance	Global Banking & Markets	Other(1)	Total
Net interest income	$5,577	$4,936	$486	$821	$(454)	$11,366
Net fee and commission revenues	1,507	1,403	2,934	1,290	(195)	6,939
Net income from investments in associated corporations	10	668	230	–	(228)	680
Other operating income	37	426	423	1,534	(62)	2,358
Provision for credit losses	477	781	3	35	–	1,296
Depreciation and amortization	189	205	67	53	6	520
Other operating expenses	3,345	3,908	2,333	1,543	(62)	11,067
Provision for income taxes	816	595	359	523	(530)	1,763
Net income	$2,304	$1,944	$1,311	$1,491	$(353)	$6,697
Net income attributable to non-controlling interests
Non-controlling interests in subsidiaries	–	195	39	9	1	244
Capital instrument equity holders	–	–	–	–	31	31
Net income attributable to equity holders of the Bank	$2,304	$1,749	$1,272	$1,482	$(385)	$6,422
Average assets ($ billions)	$272	$121	$14	$250	$92	$749
Average liabilities ($ billions)	$191	$78	$18	$189	$229	$705

(1)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and other operating income and provision for income taxes for the year ended October 31, 2013 ($312) to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

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For the year ended October 31, 2012
Taxable equivalent basis ($ millions)	Canadian Banking	International Banking	Global Wealth & Insurance	Global Banking & Markets	Other(1)	Total
Net interest income	$4,756	$4,468	$502	$792	$(515)	$10,003
Net fee and commission revenues	1,477	1,299	2,469	1,246	(217)	6,274
Net income from investments in associated corporations	4	384	210	1	(157)	442
Other operating income	50	347	392	1,543	650	2,982
Provision for credit losses	506	613	3	30	100	1,252
Depreciation and amortization	148	181	63	53	5	450
Other operating expenses	3,004	3,506	2,004	1,466	(27)	9,953
Provision for income taxes	691	464	333	541	(449)	1,580
Net income	$1,938	$1,734	$1,170	$1,492	$132	$6,466
Net income attributable to non-controlling interests
Non-controlling interests in subsidiaries	2	169	25	2	–	198
Capital instrument equity holders	–	–	–	–	25	25
Net income attributable to equity holders of the Bank	$1,936	$1,565	$1,145	$1,490	$107	$6,243
Average assets ($ billions)	$225	$109	$14	$219	$93	$660
Average liabilities ($ billions)	$150	$70	$16	$165	$222	$623

(1)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and other operating income and provision for income taxes for the year ended October 31, 2012 ($288), to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

For the year ended October 31, 2011
Taxable equivalent basis ($ millions)	Canadian Banking	International Banking	Global Wealth & Insurance	Global Banking & Markets	Other(1)	Total
Net interest income	$4,553	$3,579	$444	$768	$(330)	$9,014
Net fee and commission revenues	1,418	1,076	2,205	1,198	(170)	5,727
Net income from investments in associated corporations	7	378	212	–	(164)	433
Other operating income	13	356	576	1,174	17	2,136
Provision for credit losses	592	509	2	33	(60)	1,076
Depreciation and amortization	159	146	50	51	5	411
Other operating expenses	2,925	2,892	1,850	1,431	(28)	9,070
Provision for income taxes	645	375	280	367	(244)	1,423
Net income	$1,670	$1,467	$1,255	$1,258	$(320)	$5,330
Net income attributable to non-controlling interests
Non-controlling interests in subsidiaries	3	59	29	–	–	91
Capital instrument equity holders	–	–	–	–	58	58
Net income attributable to equity holders of the Bank	$1,667	$1,408	$1,226	$1,258	$(378)	$5,181
Average assets ($ billions)	$210	$93	$12	$192	$79	$586
Average liabilities ($ billions)	$143	$59	$13	$147	$194	$556

(1)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and other operating income and provision for income taxes for the year ended October 31, 2011 ($287), to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.

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CONSOLIDATED FINANCIAL STATEMENTS

Geographical segmentation(1)

The following table summarizes the Bank’s financial results by geographic region. Revenues and expenses which have not been allocated back to specific operating business lines are reflected in corporate adjustments.

For the year ended October 31, 2013 ($ millions)	Canada	United States	Mexico	Peru	Other International	Total
Net interest income	$5,699	$480	$1,048	$895	$3,342	$11,464
Net fee and commission revenues	4,588	459	452	416	1,226	7,141
Net income from investments in associated corporations	239	–	4	5	659	907
Other operating income	905	286	122	72	955	2,340
Provision for credit losses	472	38	130	246	410	1,296
Operating expenses	6,372	464	1,049	628	3,223	11,736
Provision for income taxes	973	195	61	166	522	1,917
	$3,614	$528	$386	$348	$2,027	$6,903
Corporate adjustments						(206)
Net income						$6,697
Net income attributable to non-controlling interests						275
Non-controlling interests in subsidiaries						244
Capital instrument equity holders						31
Net income attributable to equity holders of the Bank						$6,422
Total average assets ($ billions)	$433	$110	$21	$15	$143	$722
Corporate adjustments						27
Total average assets, including corporate adjustments						$749

(1)	Revenues are attributed to countries based on where services are performed or assets are recorded.

For the year ended October 31, 2012 ($ millions)	Canada	United States	Mexico	Peru	Other International	Total
Net interest income	$4,762	$542	$846	$832	$3,144	$10,126
Net fee and commission revenues	4,227	422	416	376	1,004	6,445
Net income from investments in associated corporations	214	–	3	4	377	598
Other operating income	1,489	275	58	23	986	2,831
Provision for credit losses	515	20	89	180	348	1,152
Operating expenses	5,715	412	878	587	2,915	10,507
Provision for income taxes	879	290	28	156	374	1,727
	$3,583	$517	$328	$312	$1,874	$6,614
Corporate adjustments						(148)
Net income						$6,466
Net income attributable to non-controlling interests						223
Non-controlling interests in subsidiaries						198
Capital instrument equity holders						25
Net income attributable to equity holders of the Bank						$6,243
Total average assets ($ billions)	$378	$91	$20	$12	$131	$632
Corporate adjustments						28
Total average assets, including corporate adjustments						$660

(1)	Revenues are attributed to countries based on where services are performed or assets are recorded.

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For the year ended October 31, 2011 ($ millions)	Canada	United States	Mexico	Peru	Other International	Total
Net interest income	$4,613	$579	$879	$647	$2,382	$9,100
Net fee and commission revenues	4,014	395	409	343	744	5,905
Net income from investments in associated corporations	219	–	1	–	377	597
Other operating income	825	171	46	16	926	1,984
Provision for credit losses	621	(12)	145	85	297	1,136
Operating expenses	5,483	441	869	520	2,269	9,582
Provision for income taxes	626	264	73	138	234	1,335
	$2,941	$452	$248	$263	$1,629	$5,533
Corporate adjustments						(203)
Net income						$5,330
Net income attributable to non-controlling interests						149
Non-controlling interests in subsidiaries						91
Capital instrument equity holders						58
Net income attributable to equity holders of the Bank						$5,181
Total average assets ($ billions)	$360	$62	$19	$10	$113	$564
Corporate adjustments						22
Total average assets, including corporate adjustments						$586

(1)	Revenues are attributed to countries based on where services are performed or assets are recorded.

32	Related party transactions

Compensation of key management personnel of the Bank

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Bank, directly or indirectly, and comprise the directors of the Bank, the Chief Executive Officer (CEO), all direct reports of the CEO and the Chief Financial Officer.

For the year ended October 31 ($ millions)	2013	2012
Salaries and cash incentives(1)	$20	$20
Equity-based payment(2)	34	31
Pension and other benefits(1)	2	1
Total	$56	$52

(1)	Expensed during the year.
(2)	Awarded during the year.

Directors can use some or all of their director fees earned to buy common shares of the Bank at market rates through the Directors’

Share Purchase Plan. Non-officer directors may elect to receive all or a portion of their fees in the form of deferred stock units which vest immediately. Refer to Note 28 for further details of these plans.

Loans and deposits of key management personnel

As at October 31 ($ millions)	2013	2012
Loans	$1	$2
Deposits	$12	$15

In Canada, loans are currently granted to key management personnel at market terms and conditions. Effective March 1, 2001, the Bank discontinued the practice of granting loans to key management personnel in Canada at reduced rates. Any of these loans granted prior to March 1, 2001, are grandfathered until maturity.

The Bank’s committed credit exposure to companies controlled by directors totaled $3.5 million as at October 31, 2013 (2012 – $4.3 million), while actual utilized amounts were $1.3 million (2012 – $1.6 million).

Transactions with associates and joint ventures

In the ordinary course of business, the Bank provides normal banking services and enters into transactions with its associated and other related corporations on terms similar to those offered to non-related parties. If these transactions are eliminated on consolidation, they are not disclosed as related party transactions. Transactions between the Bank and its associated companies and joint ventures also qualify as related party transactions and were recorded as follows:

As at and for the year ended October 31 ($ millions)	2013	2012	2011
Net income	$20	$21	$25
Loans	511	451	255
Deposits	287	572	392
Guarantees and commitments	58	49	41

The Bank manages assets of $1.7 billion (October 31, 2012 – $1.7 billion) which is a portion of the Scotiabank principal pension plan assets and earns $4 million (October 31, 2012 – $3 million) in fees.

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CONSOLIDATED FINANCIAL STATEMENTS

33	Principal subsidiaries and non-controlling interests in subsidiaries

(a) Principal subsidiaries(1)

The following table presents the principal subsidiaries the Bank owns, directly or indirectly. All of these subsidiaries are included in the Bank’s consolidated financial statements.

		Carrying value of shares
As at October 31 ($ millions)	Principal office	2013	2012
Canadian
BNS Investments Inc.	Toronto, Ontario	$11,707	$11,711
Montreal Trust Company of Canada	Montreal, Quebec
Dundee Bank of Canada(2)	Toronto, Ontario	822	784
DundeeWealth Inc.(2)	Toronto, Ontario	3,869	3,713
ING Bank of Canada	Toronto, Ontario	3,267	–
National Trustco Inc.	Toronto, Ontario	640	620
The Bank of Nova Scotia Trust Company	Toronto, Ontario
National Trust Company	Stratford, Ontario
RoyNat Inc.	Toronto, Ontario	47	34
1832 Asset Management L.P.	Toronto, Ontario	373	318
Scotia Capital Inc.	Toronto, Ontario	1,045	994
Scotia Dealer Advantage Inc.	Burnaby, British Columbia	267	195
Scotia Insurance Agency Inc.	Toronto, Ontario	3	2
Scotia Life Insurance Company	Toronto, Ontario	148	110
Scotia Life Financial Services Inc.	Toronto, Ontario	2	1
Scotia Mortgage Corporation	Toronto, Ontario	589	496
Scotia Securities Inc.	Toronto, Ontario	52	54

International
Banco Colpatria Multibanca Colpatria S.A. (51%)	Bogota, Colombia	1,241	1,122
The Bank of Nova Scotia Berhad	Kuala Lumpur, Malaysia	286	268
The Bank of Nova Scotia International Limited	Nassau, Bahamas	11,698	10,393
BNS (Colombia) Holdings Limited (99.9%)	Nassau, Bahamas
Grupo BNS de Costa Rica, S.A.	San Jose, Costa Rica
The Bank of Nova Scotia Asia Limited	Singapore
The Bank of Nova Scotia Trust Company (Bahamas) Limited	Nassau, Bahamas
Scotiabank & Trust (Cayman) Ltd.	Grand Cayman, Cayman Islands
Scotiabank (Bahamas) Limited	Nassau, Bahamas
Scotiabank (Belize) Ltd.	Belize City, Belize
Scotiabank (British Virgin Islands) Limited	Road Town, Tortola, B.V.I.
Scotiabank (Hong Kong) Limited	Hong Kong, China
Scotiabank (Ireland) Limited	Dublin, Ireland
Scotiabank (Turks and Caicos) Ltd.	Providenciales, Turks and Caicos Islands
Grupo Financiero Scotiabank Inverlat, S.A. de C.V. (97.4%)	Mexico, D.F., Mexico	2,700	2,317
Nova Scotia Inversiones Limitada	Santiago, Chile	2,452	2,349
Scotiabank Chile (99.6%)	Santiago, Chile
Scotia Capital (Europe) Limited	London, England	69	64
Scotia Capital (USA) Inc.(3)	New York, New York
Scotia Group Jamaica Limited (71.8%)	Kingston, Jamaica	483	493
The Bank of Nova Scotia Jamaica Limited	Kingston, Jamaica
Scotia Investments Jamaica Limited (77.0%)	Kingston, Jamaica
Scotia Holdings (US) Inc.(4)	Houston, Texas
The Bank of Nova Scotia Trust Company of New York	New York, New York
Scotiabanc Inc.	Houston, Texas
Scotia International Limited	Nassau, Bahamas	863	846
Scotiabank Anguilla Limited	The Valley, Anguilla
Scotiabank Brasil S.A. Banco Multiplo	Sao Paulo, Brazil	158	179
Scotiabank de Puerto Rico	San Juan, Puerto Rico	937	853
Scotiabank El Salvador, S.A. (99.3%)	San Salvador, El Salvador	427	382
Scotiabank Europe plc	London, England	1,996	1,848
Scotiabank Peru S.A.A. (97.8%)	Lima, Peru	2,560	2,236
Scotiabank Trinidad and Tobago Limited (50.9%)	Port of Spain, Trinidad and Tobago	291	262

(1)	The Bank (or immediate parent of an entity) owns 100% of the outstanding voting shares of each subsidiary unless otherwise noted. The listing includes major operating subsidiaries only.
(2)	Effective November 1, 2013 the name of Dundee Bank of Canada has been changed to Hollis Canadian Bank and DundeeWealth Inc. has been changed to HollisWealth Inc.
(3)	The carrying value of this subsidiary is included with that of its parent, Scotia Capital Inc.
(4)	The carrying value of this subsidiary is included with that of its parent, BNS Investments Inc.

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Subsidiaries may have a different reporting date from that of the Bank of October 31. Dates may differ for a variety of reasons including local reporting requirements or tax laws. In accordance with our accounting policies, for the purpose of inclusion in the consolidated financial statements of the Bank, adjustments are made for subsidiaries with different reporting dates.

(b) Non-controlling interests in subsidiaries

The Bank’s significant non-controlling interests in subsidiaries are comprised of the following entities:

	As at			For the year ended
	2013		2012	2013		2012
October 31 ($ millions)	Non-controlling interest %	Non-controlling interests in subsidiaries	Non-controlling interests in subsidiaries	Net income attributable to non-controlling interests in subsidiaries	Dividends paid to non-controlling interest	Net income attributable to non-controlling interests in subsidiaries	Dividends paid to non-controlling interest
Banco Colpatria Multibanca Colpatria S.A.(1)	49.0%	$423	$327	$129	$31	$100	$–
Scotia Group Jamaica Limited	28.2%	229	232	36	16	37	16
Scotiabank Trinidad and Tobago Limited	49.1%	262	234	44	24	43	17
Grupo Financiero Scotiabank Inverlat, S.A. de C.V.	2.6%	141	137	10	3	9	6
Scotiabank Peru S.A.A.	2.2%	23	20	7	3	5	2
Other	N/A	77	16	18	3	4	3
Total		$1,155	$966	$244	$80	$198	$44

(1)	Non-controlling interest holders for Banco Colpatria Multibanca Colpatria S.A. have a right to sell their holding to the Bank after the end of 7th anniversary (January 17, 2019) and at subsequent pre-agreed intervals, into the future, at fair market value.

Summarized financial information of the Bank’s subsidiaries with significant non-controlling interests are as follows:

	For the twelve months ended and as at October 31, 2013
($ millions)	Revenue	Total comprehensive income	Total assets	Total liabilities
Banco Colpatria Multibanca Colpatria S.A.	$917	$263	$10,516	$8,862
Scotia Group Jamaica Limited	350	116	3,894	3,156
Scotiabank Trinidad and Tobago Limited	204	89	3,231	2,692
Grupo Financiero Scotiabank Inverlat, S.A. de C.V.	1,624	390	23,020	20,163
Scotiabank Peru S.A.A.	1,311	347	16,434	14,249

	For the twelve months ended and as at October 31, 2012
($ millions)	Revenue	Total comprehensive income	Total assets	Total liabilities
Banco Colpatria Multibanca Colpatria S.A.	$621	$201	$8,975	$7,528
Scotia Group Jamaica Limited	352	101	3,985	3,234
Scotiabank Trinidad and Tobago Limited	190	88	2,814	2,329
Grupo Financiero Scotiabank Inverlat, S.A. de C.V.	1,302	327	18,944	16,462
Scotiabank Peru S.A.A.	1,181	300	13,441	11,463

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CONSOLIDATED FINANCIAL STATEMENTS

34	Fee and commission revenues

The following table presents details of banking revenues and wealth management revenues in fee and commission revenues.

For the year ended October 31 ($ millions)	2013	2012	2011
Banking
Card revenues	$816	$768	$608
Deposit and payment services	1,122	1,083	973
Credit fees	943	897	856
Other	611	467	435
Total banking revenues	$3,492	$3,215	$2,872
Wealth management
Mutual funds	$1,280	$1,125	$940
Brokerage fees	848	721	728
Investment management and trust	365	324	295
Total wealth management revenues	$2,493	$2,170	$1,963

35	Trading revenues

The following table presents details of trading revenues.

For the year ended October 31 ($ millions)	2013	2012	2011
Interest rate and credit	$598	$520	$322
Equities	120	115	27
Commodities	338	425	335
Foreign exchange	198	232	181
Other	46	24	(35)
Total	$1,300	$1,316	$830

36	Earnings per share

For the year ended October 31 ($ millions)	2013	2012	2011
Basic earnings per common share
Net income attributable to common shareholders	$6,205	$6,023	$4,965
Average number of common shares outstanding (millions)	1,195	1,133	1,072
Basic earnings per common share(1) (in dollars)	$5.19	$5.31	$4.63
Diluted earnings per common share
Net income attributable to common shareholders	$6,205	$6,023	$4,965
Adjustments to net income due to:(2)
Capital instruments	18	54	71
Share-based payment options and others	3	(21)	(21)
Adjusted income attributable to common shareholders	$6,226	$6,056	$5,015
Average number of common shares outstanding (millions)	1,195	1,133	1,072
Adjustments to average shares due to:(2) (millions)
Capital instruments	8	23	30
Share-based payment options and others	6	4	6
Average number of diluted common shares outstanding (millions)	1,209	1,160	1,108
Diluted earnings per common share(1) (in dollars)	$5.15	$5.22	$4.53

(1)	Earnings per share calculations are based on full dollar and share amounts.
(2)	Certain grants of tandem stock appreciation rights or options, including obligations of the Bank to purchase non-controlling interests that may, at the Bank’s option, be settled by issuing common shares, were antidilutive for the periods presented and, as a result, were not included in the calculation of diluted earnings per share.

The calculation of diluted earnings per share includes the dilutive impact of certain capital instruments (Scotiabank Trust Securities – Series 2000-1, Series 2002-1 and Series 2003-1) for the periods these instruments were outstanding. The impact on the diluted earnings per share of including these instruments was $0.02 (2012 – $0.06; 2011 – $0.05). The calculation also includes the dilutive impact of share-based payment options, Tandem SARs, and other options. The impact of these instruments was $0.02 (2012 – $0.03; 2011 – $0.05).

During the year, 2,835,008 (2012 – 6,739,163) Tandem SARs were voluntarily renounced by certain employees while retaining their corresponding option for shares (refer to Note 28). The impact of the renouncement is not material to the diluted earnings per share.

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37	Guarantees and commitments

(a)	Guarantees

The Bank enters into various types of guarantees in the normal course of business. Guarantees represent an agreement with another counterparty to make a payment to them when certain specified events occur. The various guarantees and indemnifications that the Bank provides to its customers and other third parties are presented below.

	2013	2012
As at October 31 ($ millions)	Maximum potential amount of future payments(1)	Maximum potential amount of future payments(1)
Standby letters of credit and letters of guarantee	$ 24,201	$ 22,136
Liquidity facilities	4,411	3,926
Derivative instruments	5,705	4,910
Indemnifications	557	552

(1)	The maximum potential amount of future payments represents those guarantees that can be quantified and excludes other guarantees that cannot be quantified. As many of these guarantees will not be drawn upon and the maximum potential amount of future payments listed above does not consider the possibility of recovery under recourse or collateral provisions, the above amounts are not indicative of future cash requirements, credit risk, or the Bank’s expected losses from these arrangements.

(i)	Standby letters of credit and letters of guarantee

Standby letters of credit and letters of guarantee are issued at the request of a Bank customer in order to secure the customer’s payment or performance obligations to a third party. These guarantees represent an irrevocable obligation of the Bank to pay the third-party beneficiary upon presentation of the guarantee and satisfaction of the documentary requirements stipulated therein, without investigation as to the validity of the beneficiary’s claim against the customer. Generally, the term of these guarantees does not exceed four years. The types and amounts of collateral security held by the Bank for these guarantees is generally the same as for loans. As at October 31, 2013, $3 million (2012 – $4 million) was included in other liabilities in the Consolidated Statement of Financial Position with respect to these guarantees.

(ii)	Liquidity facilities

The Bank provides backstop liquidity facilities to asset-backed commercial paper conduits, administered by the Bank and by third parties. These facilities generally provide an alternative source of financing, in the event market disruption prevents the conduit from issuing commercial paper or, in some cases, when certain specified conditions or performance measures are not met. These facilities generally have a term of up to three years. Of the $4,411 million (2012 – $3,926 million) in backstop liquidity facilities provided to asset-backed commercial paper conduits, 94% (2012 – 89%) is committed liquidity for the Bank’s sponsored conduits.

(iii)	Derivative instruments

The Bank enters into written credit derivative contracts under which a counterparty is compensated for losses on a specified referenced asset, typically a loan or bond, if certain events occur. The Bank also enters into written option contracts under which a counterparty is granted the right, but not the obligation, to sell a specified quantity of a financial instrument at a pre-determined price on or before a set date. These written option contracts are normally referenced to interest rates, foreign exchange rates, commodity prices or equity prices. Typically, a corporate or government entity is the counterparty to the written credit derivative and option contracts that meet the characteristics of guarantees described above. The maximum potential amount of future payments disclosed in the table above relates to written credit derivatives, puts and floors. However, these amounts exclude certain derivatives contracts, such as written caps, as the nature of these contracts prevents quantification of the maximum potential amount of future payments. As at October 31, 2013, $234 million (2012 – $372 million) was included in derivative instrument liabilities in the Consolidated Statement of Financial Position with respect to these derivative instruments.

(iv)	Indemnifications

In the ordinary course of business, the Bank enters into many contracts which contain indemnification provisions, such as purchase contracts, service agreements, trademark licensing agreements, escrow arrangements, sales of assets or businesses, outsourcing agreements, leasing arrangements, clearing system arrangements, securities lending agency agreements and structured transactions. In certain types of arrangements, the Bank may in turn obtain indemnifications from other parties to the arrangement or may have access to collateral under recourse provisions. In many cases, there are no pre-determined amounts or limits included in these indemnification provisions and the occurrence of contingent events that will trigger payment under them is difficult to predict. Therefore, the Bank cannot estimate in all cases the maximum potential future amount that may be payable, nor the amount of collateral or assets available under recourse provisions that would mitigate any such payments. Historically, the Bank has not made any significant payments under these indemnities. As at October 31, 2013, $3 million (2012 – $4 million) was included in other liabilities in the Consolidated Statement of Financial Position with respect to indemnifications.

(b)	Other indirect commitments

In the normal course of business, various other indirect commitments are outstanding which are not reflected on the Consolidated Statement of Financial Position. These may include:

–	Commercial letters of credit which require the Bank to honour drafts presented by a third party when specific activities are completed;
–	Commitments to extend credit which represent undertakings to make credit available in the form of loans or other financings for specific amounts and maturities, subject to specific conditions;
–	Securities lending transactions under which the Bank, acting as principal or agent, agrees to lend securities to a borrower. The borrower must fully collateralize the security loan at all times. The market value of the collateral is monitored relative to the amounts due under the agreements, and where necessary, additional collateral is obtained; and
–	Security purchase commitments which require the Bank to fund future investments.

These financial instruments are subject to normal credit standards, financial controls and monitoring procedures.

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CONSOLIDATED FINANCIAL STATEMENTS

The table below provides a detailed breakdown of the Bank’s other indirect commitments expressed in terms of the contractual amounts of the related commitment or contract which are not reflected on the Consolidated Statement of Financial Position.

As at October 31 ($ millions)	2013	2012
Commercial letters of credit	$1,801	$1,133
Commitments to extend credit(1)
Original term to maturity of one year or less	44,312	40,691
Original term to maturity of more than one year	74,472	69,178
Securities lending	25,839	14,408
Securities purchase and other commitments	625	678
Total	$147,049	$126,088

(1)	Includes liquidity facilities, net of credit enhancements.

(c)	Assets pledged and repurchase agreements

In the ordinary course of business, securities and other assets are pledged against liabilities. As well, securities are sold under repurchase agreements. The carrying value of pledged assets and details of related activities are shown below.

As at October 31 ($ millions)	2013	2012(3)
Assets pledged to:
Bank of Canada(1)	$25	$25
Foreign governments and central banks(1)	4,346	4,859
Clearing systems, payment systems and depositories(1)	1,069	1,920
Assets pledged in relation to exchange-traded derivative transactions	1,507	1,465
Assets pledged as collateral related to securities borrowed, and securities lent	54,917	38,624
Assets pledged in relation to over-the-counter derivative transactions	5,773	5,371
Assets pledged in relation to covered bond program (Note 14)	14,197	17,071
Assets pledged under CMHC programs (Note 13)	26,992	25,476
Other	3,418	3,005
Total assets pledged	$112,244	$97,816
Obligations related to securities sold under repurchase agreements	68,868	52,216
Total(2)	$181,112	$150,032

(1)	Includes assets pledged in order to participate in clearing and payment systems and depositories, or pledged or lodged to have access to the facilities of central banks in foreign jurisdictions.
(2)	Includes assets that have been received from counterparties through normal course of business in securities financing and derivative transactions.
(3)	Prior period amounts have been restated to reflect the current period presentation.

(d)	Other executory contracts

The Bank and its subsidiaries have entered into certain long-term executory contracts, relating to outsourced services. The significant outsourcing arrangements have variable pricing based on utilization and are cancellable with notice.

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38	Financial instruments – risk management

The Bank’s principal business activities result in a balance sheet that consists primarily of financial instruments. In addition, the Bank uses derivative financial instruments for both trading and hedging purposes. The principal financial risks that arise from transacting financial instruments include credit risk, liquidity risk and market risk. The Bank’s framework to monitor, evaluate and manage these risks is consistent with that in place as at October 31, 2012:

–	extensive risk management policies define the Bank’s risk appetite, set the limits and controls within which the Bank and its subsidiaries can operate, and reflect the requirements of regulatory authorities. These policies are approved by the Bank’s Board of Directors, either directly or through the Executive and Risk Committee, (the Board);
–	guidelines are developed to clarify risk limits and conditions under which the Bank’s risk policies are implemented;
–	processes are implemented to identify, evaluate, document, report and control risk. Standards define the breadth and quality of information required to make a decision; and
–	compliance with risk policies, limits and guidelines is measured, monitored and reported to ensure consistency against defined goals.

Further details on the fair value of financial instruments and how these amounts were determined are provided in Note 6. Note 9 provides details on the terms and conditions of the Bank’s derivative financial instruments including notional amounts, remaining term to maturity, credit risk, and fair values of derivatives used in trading and hedging activities.

(a)	Credit risk

Credit risk is the risk of loss resulting from the failure of a borrower or counterparty to honour its financial or contractual obligations to the Bank. The Bank’s credit risk strategy and credit risk policy are developed by its Global Risk Management (GRM) department and are reviewed and approved by the Board on an annual basis. The credit risk strategy defines target markets and risk tolerances that are developed at an all-Bank level, and then further refined at the business line level. The objectives of the credit risk strategy are to ensure that, for the Bank, including the individual business lines:

–	target markets and product offerings are well defined;
–	the risk parameters for new underwritings and for the portfolios as a whole are clearly specified; and
–	transactions, including origination, syndication, loan sales and hedging, are managed in a manner to ensure the goals for the overall portfolio are met.

The credit risk policy sets out, among other things, the credit risk rating systems and associated parameter estimates, the delegation of authority for granting credit, the calculation of the allowance for credit losses and the authorization of write-offs. It forms an integral part of enterprise-wide policies and procedures that encompass governance, risk management and control structure.

The Bank’s credit risk rating systems are designed to support the determination of key credit risk parameter estimates which measure credit and transaction risk. For non-retail exposures, parameters are associated with each credit facility through the assignment of borrower and transaction ratings. Borrower risk is evaluated using methodologies that are specific to particular industry sectors and/or business lines. The risk associated with facilities of a given borrower is assessed by considering the facilities’ structural and collateral-related elements. For retail portfolios, each exposure has been assigned to a particular pool (real estate secured, other retail – term lending, unsecured revolving) and within each pool to a risk grade. This process provides for a meaningful differentiation of risk, and allows for appropriate and consistent estimation of loss characteristics at the pool and risk grade level. Further details on credit risk relating to derivatives are provided in Note 9(c).

(i)	Credit risk exposures

Credit risk exposures disclosed below are presented based on the Basel framework utilized by the Bank i.e. exposures subject to credit risk capital. The Bank uses the advanced internal ratings based approach (AIRB) for all material Canadian, U.S. and European portfolios, and effective 2011 for a significant portion of all international corporate and commercial portfolios. The remaining portfolios, including other individual portfolios, are treated under the standardized approach. Under the AIRB approach, the Bank uses internal risk parameter estimates, based on historical experience, for probability of default (PD), loss given default (LGD) and exposure at default (EAD), as defined below:

–	EAD: Generally represents the expected gross exposure – outstanding amount for on-balance sheet exposure and loan equivalent amount for off-balance sheet exposure.
–	PD: Measures the likelihood that a borrower will default within a 1-year time horizon, expressed as a percentage.
–	LGD: Measures the severity of loss on a facility in the event of a borrower’s default, expressed as a percentage of exposure at default.

Under the standardized approach, credit risk is estimated using the risk weights as prescribed by the Basel framework either based on credit assessments by external rating agencies or based on the counterparty type for non-retail exposures and product type for retail exposures. Standardized risk weights also takes into account other factors such as specific provisions for defaulted exposures, eligible collateral, and loan-to-value for real estate secured retail exposures.

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As at October 31 ($ millions)	2013				2012
	Exposure at default(1)
Category	Drawn(2)	Undrawn commitments	Other exposures(3)	Total	Total
By counterparty type
Non-retail
AIRB portfolio
Corporate	$78,107	$42,811	$48,325	$169,243	$157,334
Bank	25,797	12,388	21,586	59,771	59,435
Sovereign	150,143	1,568	7,402	159,113	141,491
	254,047	56,767	77,313	388,127	358,260
Standardized portfolio
Corporate	38,102	2,947	1,995	43,044	39,898
Bank	2,389	75	390	2,854	3,793
Sovereign	5,667	–	–	5,667	5,205
	46,158	3,022	2,385	51,565	48,896
Total non-retail	$300,205	$59,789	$79,698	$439,692	$407,156
Retail
AIRB portfolio
Real estate secured	$120,420	$12,856	$–	$133,276	$97,685
Qualifying revolving	15,174	12,900	–	28,074	26,027
Other retail	20,011	735	–	20,746	16,774
	155,605	26,491	–	182,096	140,486
Standardized portfolio
Real estate secured	21,186	–	–	21,186	18,848
Other retail	20,488	–	–	20,488	16,913
	41,674	–	–	41,674	35,761
Total retail	$197,279	$26,491	$–	$223,770	$176,247
Total	$497,484	$86,280	$79,698	$663,462	$583,403
By geography(4)
Canada	$306,523	$54,591	$29,499	$390,613	$339,320
United States	54,686	19,467	30,213	104,366	94,784
Mexico	16,439	324	1,096	17,859	14,079
Other International
Europe	13,919	5,118	11,035	30,072	27,723
Caribbean	30,438	1,685	1,911	34,034	32,700
Latin America (excluding Mexico)	44,527	1,194	3,838	49,559	42,312
All other	30,952	3,901	2,106	36,959	32,485
Total	$497,484	$86,280	$79,698	$663,462	$583,403

(1)	Exposure at default is presented after credit risk mitigation. Exposures exclude available-for-sale equity securities and other assets.
(2)	Non-retail drawn includes loans, acceptances, deposits with banks and available-for-sale debt securities. Retail drawn includes residential mortgages, credit cards, lines of credit, and other personal loans.
(3)	Non-retail other exposures include off-balance sheet lending instruments such as letters of credit, letters of guarantees, securitizations, derivatives and repo-style transactions (reverse repurchase agreements, repurchase agreements, securities lending and securities borrowing), net of related collateral. Not applicable for retail exposures.
(4)	Geographic segmentation is based upon the location of the ultimate risk of the credit exposure.

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CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Financial Position asset categories cross-referenced to credit risk exposures

The table below provides a mapping of on-balance sheet asset categories that are included in the various Basel III exposure categories as presented in the credit exposure summary table on page 180 of these financial statements. In addition, it also provides other exposures which are subject to market risk and/or other assets which are not subject to market and credit risk with a reconciliation to the balance sheet. The amounts for Basel III purposes do not include certain assets such as cash, precious metals, investment securities (equities) and other assets. Also excluded from Basel III credit exposures are certain trading assets and all assets of the Bank’s insurance subsidiaries.

	Exposures subject to credit risk capital					Other exposures
	Drawn(1)		Other exposures			Subject to market risk capital
As at October 31, 2013 ($ millions)	Non-retail	Retail	Securitization	Repo-style Transactions	Derivatives		All Other(1)	Total
Cash and deposits with financial institutions	$51,274	$–	$–	$–	$–	$236	$1,828	$53,338
Precious metals	–	–	–	–	–	–	8,880	8,880
Trading assets
Securities	–	–	–	–	–	84,195	1	84,196
Loans	7,812	–	–	–	–	3,413	–	11,225
Other	–	–	–	–	–	1,068	–	1,068
Financial assets designated at fair value through profit or loss	69	–	–	–	–	–	37	106
Securities purchased under resale agreements and securities borrowed	–	–	–	82,533	–	–	–	82,533
Derivative financial instruments	–	–	–	–	24,503	–	–	24,503
Investment securities	29,293	–	225	–	–	–	4,785	34,303
Loans:
Residential Mortgages(2)	86,729	123,039	–	–	–	–	97	209,865
Personal and credit cards	–	74,068	1,933	–	–	–	7	76,008
Business & government	113,505	–	5,811	201	–	–	33	119,550
Allowances for credit losses(3)	(774)	–	–	–	–	–	(2,499)	(3,273)
Customers’ liability under acceptances	10,556	–	–	–	–	–	–	10,556
Property and equipment	–	–	–	–	–	–	2,228	2,228
Investment in associates	–	–	–	–	–	–	5,294	5,294
Goodwill and other intangibles assets	–	–	–	–	–	–	10,704	10,704
Other (including deferred tax assets)	1,741	172	–	–	–	–	10,791	12,704
Total	$300,205	$197,279	$7,969	$82,734	$24,503	$88,912	$42,186	$743,788

(1)	Includes the Bank’s insurance subsidiaries’ assets and all other assets which are not subject to credit and market risks.
(2)	Includes $86.2 billion in mortgages guaranteed by Canada Mortgage Housing Corporation including 90% of privately insured mortgages.
(3)	Gross of allowances against impaired loans for AIRB exposures and net of allowances against impaired loans for standardized exposures.

	Exposures subject to credit risk capital					Other exposures
	Drawn(1)		Other exposures			Subject to market risk capital
As at October 31, 2012 ($ millions)	Non-retail	Retail	Securitization	Repo-style Transactions	Derivatives		All Other(1)	Total
Cash and deposits with financial institutions	$46,217	$–	$–	$–	$–	$312	$808	$47,337
Precious metals	–	–	–	–	–	–	12,387	12,387
Trading assets
Securities	–	–	–	–	–	74,638	1	74,639
Loans	10,495	–	–	–	–	2,362	–	12,857
Other	–	–	–	–	–	100	–	100
Financial assets designated at fair value through profit or loss	165	–	–	–	–	–	32	197
Securities purchased under resale agreements and securities borrowed	–	–	–	66,189	–	–	–	66,189
Derivative financial instruments	–	–	–	–	30,338	–	–	30,338
Investment securities	28,793	–	158	–	–	–	4,410	33,361
Loans:
Residential Mortgages(2)	90,075	85,477	–	–	–	–	79	175,631
Personal and credit cards	–	66,506	1,771	–	–	–	–	68,277
Business & government	105,023	–	6,442	–	–	–	84	111,549
Allowances for credit losses(3)	(546)	–	–	–	–	–	(2,423)	(2,969)
Customers’ liability under acceptances	8,932	–	–	–	–	–	–	8,932
Property and equipment	–	–	–	–	–	–	2,260	2,260
Investment in associates	–	–	–	–	–	–	4,760	4,760
Goodwill and Other intangibles assets	–	–	–	–	–	–	8,692	8,692
Other (including Deferred tax assets)	1,226	143	–	–	–	–	12,138	13,507
Total	$290,380	$152,126	$8,371	$66,189	$30,338	$77,412	$43,228	$668,044

(1)	Includes assets for Bank’s insurance subsidiaries and all other assets which are not subject to credit and market risks.
(2)	Includes $88.7 billion in mortgages guaranteed by Canada Mortgage Housing Corporation including 90% of privately insured mortgages.
(3)	Gross of allowances against impaired loans for AIRB exposures and net of allowances against impaired loans for standardized exposures.

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CONSOLIDATED FINANCIAL STATEMENTS

(ii)	Credit quality of non-retail exposures

Credit decisions are made based upon an assessment of the credit risk of the individual borrower or counterparty. Key factors considered in the assessment include: the borrower’s management; the borrower’s current and projected financial results and credit statistics; the industry in which the borrower operates; economic trends; and geopolitical risk. Banking units and Global Risk Management also review the credit quality of the credit portfolio across the organization on a regular basis to assess whether economic trends or specific events may affect the performance of the portfolio.

The Bank’s non-retail portfolio is well diversified by industry. As at October 31, 2013, and October 31, 2012, a significant portion of the authorized corporate and commercial lending portfolio was internally assessed at a grade that would generally equate to an investment grade rating by external rating agencies. There has not been a significant change in concentrations of credit risk since October 31, 2012.

Internal grades (IG) are used to differentiate the risk of default of a borrower. The following table cross references the Bank’s internal borrower grades with equivalent ratings categories utilized by external rating agencies:

Cross referencing of internal ratings to external ratings(1)
Equivalent External Rating
S&P	Moody’s	DBRS	Internal Grade	Internal Grade Code	PD Range(2)
AAA to AA+	Aaa to Aa1	AAA to AA (high)		99 – 98	0.0000% – 0.0610%
AA to A+	Aa2 to A1	AA to A (high)		95	0.0610% – 0.1699%
A to A-	A2 to A3	A to A (low)	Investment grade	90	0.0951% – 0.2249%
BBB+	Baa1	BBB (high)		87	0.1187% – 0.2977%
BBB	Baa2	BBB		85	0.1481% – 0.3941%
BBB-	Baa3	BBB (low)		83	0.1849% – 0.5216%
BB+	Ba1	BB (high)		80	0.3026% – 0.6923%
BB	Ba2	BB		77	0.4950% – 0.9189%
BB-	Ba3	BB (low)	Non-Investment grade	75	0.8099% – 1.2196%
B+	B1	B (high)		73	1.2196% – 1.6188%
B to B-	B2 to B3	B to B (low)		70	1.6188% – 3.1128%
CCC+	Caa1	–		65	3.1128% – 10.9168%
CCC	Caa2	–	Watch list	60	10.9168% – 21.6358%
CCC- to CC	Caa3 to Ca	–		40	21.6358% – 36.8521%
–	–	–		30	36.8521% – 61.4244%
Default			Default	27 – 21	100%

(1)	Applies to non-retail portfolio.
(2)	PD ranges overlap across IG codes as the Bank utilizes two risk rating systems for its AIRB portfolios, and each risk rating system has its own separate IG to PD mapping.

Non-retail AIRB portfolio

The credit quality of the non-retail AIRB portfolio, expressed in terms of risk categories of borrower internal grades is shown in the table below:

		Basel III				Basel II
		2013				2012(1)
		Exposure at Default(2)
As at October 31 ($ millions) Category of internal grades	IG Code	Drawn	Undrawn commitments	Other exposures(3)	Total	Total
Investment grade	99-98	$47,730	$2,013	$13,691	$63,434	$52,263
	95	12,745	7,801	21,103	41,649	42,171
	90	15,380	9,319	16,006	40,705	31,697
	87	9,969	8,985	7,854	26,808	23,452
	85	18,111	8,392	5,992	32,495	27,011
	83	18,680	7,381	4,004	30,065	30,447
Non-Investment grade	80	16,609	7,035	2,920	26,564	21,855
	77	10,467	2,605	1,394	14,466	15,196
	75	8,488	1,990	2,968	13,446	12,919
	73	2,915	686	735	4,336	3,938
	70	3,126	415	233	3,774	3,651
Watch list	65	939	58	33	1,030	903
	60	556	23	12	591	875
	40	658	28	20	706	848
	30	9	1	1	11	35
Default	27-21	1,449	35	43	1,527	1,997
Total, excluding residential mortgages		$167,831	$56,767	$77,009	$301,607	$269,258
Government guaranteed residential mortgages(4)		86,216			86,216	88,744
Total		$254,047	$56,767	$77,009	$387,823	$358,002

(1)	Prior period amounts have not been restated as they represent the actual amounts reported in that period for regulatory purposes.
(2)	After credit risk mitigation.
(3)	Includes off-balance sheet lending instruments such as letters of credit, letters of guarantee, securitizations, excluding first loss protection of $304 (October 31, 2012 – $258), derivatives and repo-style transactions (reverse repurchase agreements, repurchase agreements and securities lending and borrowing), net of related collateral.
(4)	These exposures are classified as sovereign exposures and are included in the non-retail category.

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Non-retail standardized portfolio

Non-retail standardized portfolio as at October 31, 2013 comprised of drawn, undrawn and other exposures to corporate, bank and sovereign counterparties amounted to $52 billion (October 31, 2012 – $49 billion). Exposures to most Corporate/Commercial counterparties mainly in the Caribbean and Latin American region, are to non-investment grade counterparties based on the Bank’s internal grading systems.

(iii)	Credit quality of retail exposures

The Bank’s credit underwriting methodology and risk modeling in Canada is customer rather than product focused. Generally, decisions on consumer loans are based on risk ratings, which are generated using predictive scoring models. Individual credit requests are processed by proprietary adjudication software designed to calculate the maximum debt for which a customer qualifies. The Bank’s retail portfolios consist of a number of relatively small loans to a large number of borrowers. The portfolios are distributed across Canada and a wide range of countries. As such, the portfolios inherently have a high degree of diversification. In addition, as of October 31, 2013, 55% of the Canadian banking residential mortgage portfolio is insured and the average loan-to-value ratio of the uninsured portion of the portfolio is 57%.

Retail AIRB portfolio

The data in the table below provides a distribution of the retail AIRB exposure within each PD grade by exposure class:

	Basel III						Basel II
As at October 31 ($ millions)	2013						2012(1)
	Exposure at default(2)
		Real estate secured
Category of (PD) grades	PD range	Mortgages	Line of credit	Qualifying revolving	Other retail	Total	Total
Exceptionally Low	0.0000% - 0.0499%	$16,000	$3	$16	$559	$16,578	$15,159
Very Low	0.0500% - 0.1999%	51,163	22,918	11,433	1,741	87,255	65,371
Low	0.2000% - 0.9999%	26,478	1,450	6,578	11,552	46,058	32,685
Medium Low	1.0000% - 2.9999%	3,430	3,958	6,073	4,467	17,928	16,149
Medium	3.0000% - 9.9999%	3,862	2,183	2,718	1,906	10,669	7,775
High	10.0000% - 19.9999%	–	303	630	1	934	1,747
Extremely High	20.0000% - 99.9999%	1,002	252	423	400	2,077	1,097
Default	100%	244	30	203	120	597	503
Total		$102,179	$31,097	$28,074	$20,746	$182,096	$140,486

(1)	Prior period amounts have not been restated as they represent the actual amounts reported in that period for regulatory purposes.
(2)	After credit risk mitigation.

Retail standardized portfolio

The retail standardized portfolio of $42 billion as at October 31, 2013 (October 31, 2012 – $36 billion) was comprised of residential mortgages, personal loans, credit cards and lines of credit to individuals, mainly in the Caribbean and Latin American region. Of the total retail standardized exposures, $21 billion (October 31, 2012 – $19 billion) was represented by mortgages and loans secured by residential real estate, mostly with a loan-to-value ratio of below 80%.

(iv)	Collateral

Collateral held

In the normal course of business, to reduce its exposure to counterparty credit risk, the Bank receives collateral on derivative, securities lending, and other transactions related to the capital markets. The following are examples of the terms and conditions customary to collateral for these types of transactions:

–	The risks and rewards of the pledged assets reside with the pledgor.
–	Additional collateral is required when the market value of the transaction exceeds thresholds agreed upon with the pledgor.
–	The Bank is normally permitted to sell or repledge the collateral it receives, although this right is specific to each agreement under which the collateral is pledged.
–	Upon satisfaction of the obligation, the Bank must return the pledged assets, unless the Bank has the right to sell or repledge the collateral it receives, in which case the Bank must return comparable collateral to the pledgor.

As at October 31, 2013, the approximate market value of collateral accepted that may be sold or repledged by the Bank was $90.6 billion

(October 31, 2012 – $73.8 billion – Prior period amounts have been restated to reflect the current period presentation. Refer to Note 2). This collateral is held primarily in connection with reverse repurchase agreements, securities lending, and derivative transactions.

Collateral pledged

In the normal course of business, securities and other assets are pledged to secure an obligation, participate in clearing or settlement systems, or operate in a foreign jurisdiction. Note 37(c) details the nature and extent of the Bank’s asset pledging activities. Asset pledging transactions are conducted under terms that are common and customary to standard derivative, securities financing, and other borrowing activities. Standard risk management controls are applied with respect to asset pledging.

Assets acquired in exchange for loans

The carrying value of non-financial assets acquired in exchange for loans as at October 31, 2013 was $388 million (October 31, 2012 – $375 million) mainly comprised of real estate and were classified as either held for sale or held for use as appropriate.

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CONSOLIDATED FINANCIAL STATEMENTS

(b)	Liquidity risk

Liquidity risk is the risk that the Bank is unable to meet its financial obligations in a timely manner at reasonable prices. The Bank’s liquidity risk is subject to extensive risk management controls and is managed within the framework of policies and limits approved by the Board. The Board receives reports on risk exposures and performance against approved limits. The Liability Committee (LCO) provides senior management oversight of liquidity risk through its weekly meetings.

The key elements of the Bank’s liquidity risk management framework include:

–	liquidity risk measurement and management limits, including limits on maximum net cash outflow by currency over specified short-term horizons;
–	prudent diversification of its wholesale funding activities by using a number of different funding programs to access the global financial markets and manage its maturity profile, as appropriate;
–	large holdings of liquid assets to support its operations, which can generally be sold or pledged to meet the Bank’s obligations;
–	liquidity stress testing, including Bank-specific, global-systemic, and combination systemic/specific scenarios; and
–	liquidity contingency planning.

The Bank’s foreign operations have liquidity management frameworks that are similar to the Bank’s framework. Local deposits are managed from a liquidity risk perspective based on the local management frameworks and regulatory requirements.

(i)	Commitments to extend credit

In the normal course of business, the Bank enters into commitments to extend credit in the form of loans or other financings for specific amounts and maturities, subject to specific conditions. These commitments, which are not reflected on the Consolidated Statement of Financial Position, are subject to normal credit standards, financial controls and monitoring procedures. As at October 31, 2013 and October 31, 2012, the majority of commitments to extend credit had a remaining term to maturity of less than one year.

(ii)	Derivative instruments

The Bank is subject to liquidity risk relating to its use of derivatives to meet customer needs, generate revenues from trading activities, manage market and credit risks arising from its lending, funding and investment activities, and lower its cost of capital. The maturity profile of the notional amounts of the Bank’s derivative instruments is summarized in Note 9(b).

(c)	Market risk

Market risk arises from changes in market prices and rates (including interest rates, credit spreads, equity prices, foreign exchange rates and commodity prices), the correlations between them, and their levels of volatility. Market risk is subject to extensive risk management controls, and is managed within the framework of market risk policies and limits approved by the Board. The LCO and Market Risk Management and Policy Committee oversee the application of the framework set by the Board, and monitor the Bank’s market risk exposures and the activities that give rise to these exposures.

The Bank uses a variety of metrics and models to measure and control market risk exposures. The measurements used are selected based on an assessment of the nature of risks in a particular activity. The principal measurement techniques are Value at Risk (VaR), stress testing, sensitivity analysis and simulation modeling, and gap analysis. The Board reviews results from these metrics quarterly. Models are independently validated internally prior to implementation and are subject to formal periodic review.

VaR is a statistical measure that estimates the potential loss in value of the Bank’s trading positions due to adverse market movements over a defined time horizon with a specified confidence level. The quality of the Bank’s VaR is validated by regular back testing analysis, in which the VaR is compared to theoretical and actual profit and loss results. To complement VaR, the Bank also uses stress testing to examine the impact that abnormally large swings in market factors and periods of prolonged inactivity might have on trading portfolios. The stress testing program is designed to identify key risks and ensure that the Bank’s capital can absorb potential losses from abnormal events. The Bank subjects its trading portfolios to a series of stress tests on a daily, weekly and monthly basis.

Sensitivity analysis assesses the effect of changes in interest rates on current earnings and on the economic value of assets and liabilities. Simulation modeling under various scenarios is particularly important for managing risk in the deposit, lending and investment products the Bank offers to its retail customers. Gap analysis is used to assess the interest rate sensitivity of the Bank’s retail, wholesale banking and international operations. Under gap analysis, interest rate-sensitive assets, liabilities and derivative instruments are assigned to defined time periods, on the earlier of contractual repricing or maturity dates on the basis of expected repricing dates.

(i)	Interest rate risk

Interest rate risk, inclusive of credit spread risk, is the risk of loss due to the following: changes in the level, slope and curvature of the yield curve; the volatility of interest rates; mortgage prepayment rates; changes in the market price of credit; and the creditworthiness of a particular issuer. The Bank actively manages its interest rate exposures with the objective of enhancing net interest income within established risk tolerances. Interest rate risk arising from the Bank’s funding and investment activities is managed in accordance with Board-approved policies and global limits, which are designed to control the risk to net interest income and economic value of shareholders’ equity. The income limit measures the effect of a specified shift in interest rates on the Bank’s annual net income over the next twelve months, while the economic value limit measures the impact of a specified change in interest rates on the present value of the Bank’s net assets. Interest rate exposures in individual currencies are also controlled by gap limits.

Interest rate sensitivity gap

The following table summarizes carrying amounts of assets, liabilities and equity, and derivative instrument notional amounts in order to arrive at the Bank’s interest rate gap based on the earlier of contractual repricing or maturity dates. To arrive at the Bank’s view of its effective interest rate gap, adjustments are made to factor in expected mortgage and loan repayments based on historical patterns and reclassify the Bank’s trading instruments to the immediately rate sensitive and within 3 months categories. Consumer behaviour assumptions are used to reclassify certain non-maturity assets and liabilities.

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As at October 31, 2013 ($ millions)	Immediately rate sensitive(1)	Within 3 months	Three to 12 months	One to 5 years	Over 5 years	Non-rate sensitive	Total
Cash and deposits with financial institutions	$35,486	$12,732	$90	$–	$–	$5,030	$53,338
Precious metals	–	–	–	–	–	8,880	8,880
Trading assets	2,607	9,903	6,898	23,712	16,376	36,993	96,489
Financial assets designated at fair value through profit and loss	–	–	–	–	–	106	106
Securities purchased under resale agreements and securities borrowed	31,105	39,366	8,402	74	–	3,586	82,533
Investment securities	1	11,564	6,017	11,175	2,278	3,268 (2)	34,303
Loans	20,042	176,087	44,851	144,874	14,925	1,371 (3)	402,150
Other assets	–	–	–	–	–	65,989 (4)	65,989
Total assets	$89,241	$249,652	$66,258	$179,835	$33,579	$125,223	$743,788
Deposits	$73,162	$265,960	$58,141	$93,346	$6,399	$19,546	$516,554
Obligations related to securities sold short	153	285	2,009	14,034	6,011	2,485	24,977
Obligations related to securities sold under repurchase agreements and securities lent	40,079	29,141	6,976	–	–	1,312	77,508
Capital instruments	–	–	–	–	650	–	650
Subordinated debentures	–	–	1,148	2,712	1,981	–	5,841
Other liabilities	829	2,741	1,101	2,346	2,366	62,324 (4)	71,707
Equity	–	856	900	2,328	750	41,717 (4)	46,551
Total liabilities and equity	$114,223	$298,983	$70,275	$114,766	$18,157	$127,384	$743,788
On-balance sheet gap	$(24,982)	$(49,331)	$(4,017)	$65,069	$15,422	$(2,161)	$–
Off-balance sheet gap	–	16,316	(23,155)	(1,488)	8,668	(341)	–
Interest rate sensitivity gap based on contractual repricing	$(24,982)	$(33,015)	$(27,172)	$63,581	$24,090	$(2,502)	$–
Adjustment to expected repricing	66,038	8,411	11,025	(47,094)	(17,620)	(20,760)	–
Total interest rate sensitivity gap	$41,056	$(24,604)	$(16,147)	$16,487	$6,470	$(23,262)	$–

As at October 31, 2012 ($ millions)
Total interest rate sensitivity gap	$35,476	$(24,131)	$(20,254)	$21,269	$6,618	$(18,978)	$–

(1)	Represents those financial instruments whose interest rates change concurrently with a change in the underlying interest rate basis, for example, prime rate loans.
(2)	Represents common shares, preferred shares, and equity accounted investments.
(3)	Includes net impaired loans, less the collective allowance on performing loans.
(4)	Includes non-financial instruments.

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CONSOLIDATED FINANCIAL STATEMENTS

Average effective yields by the earlier of the contractual repricing or maturity dates

The following tables summarize average effective yields, by the earlier of the contractual repricing or maturity dates, for the following interest rate-sensitive financial instruments:

As at October 31, 2013 (%)	Immediately rate sensitive	Within 3 months	Three to 12 months	One to 5 years	Over 5 years	Non-rate sensitive	Total
Cash and deposits with financial institutions	0.3%	1.2%	0.5%	–%	–%	–%	0.5%
Precious metals	–	–	–	–	–	–	–
Trading assets	0.9	1.0	1.6	3.0	3.9	–	2.7
Financial assets designated at fair value through profit and loss	–	–	–	–	–	–	–
Securities purchased under resale agreements and securities borrowed	0.4	0.7	0.5	1.2	–	–	0.6
Investment securities(1)	1.5	3.1	2.5	2.3	3.3	–	2.7
Loans(2)	4.5	3.8	4.7	4.2	6.0	–	4.2
Deposits(3)	1.1	0.9	1.7	2.2	3.3	–	1.3
Obligations related to securities sold short	–	0.2	0.4	1.9	3.1	–	2.0
Obligations related to securities sold under repurchase agreements and securities lent(3)	0.2	1.4	0.3	–	–	–	0.7
Capital instruments(3)	–	–	–	–	7.8	–	7.8
Subordinated debentures(3)	–	–	4.4	4.4	3.7	–	4.2	(4)
Other liabilities	2.6	4.0	1.7	4.0	4.5	–	3.7

As at October 31, 2012 (%)(5)	Immediately rate sensitive	Within 3 months	Three to 12 months	One to 5 years	Over 5 years	Non-rate sensitive	Total
Cash and deposits with financial institutions	0.3%	1.1%	2.0%	–%	–%	–%	0.5%
Precious metals	–	–	–	–	–	–	–
Trading assets	0.6	1.4	1.8	2.1	4.1	–	2.4
Financial assets designated at fair value through profit and loss	–	–	–	–	–	–	–
Securities purchased under resale agreements and securities borrowed	0.5	0.8	0.4	–	–	–	0.7
Investment securities(1)	–	3.0	3.9	2.7	3.8	–	3.0
Loans(2)	4.5	4.0	5.9	4.6	6.6	–	4.5
Deposits(3)	0.8	1.1	2.5	2.5	3.4	–	1.5
Obligations related to securities sold short	0.6	0.6	0.6	1.2	2.0	–	1.4
Obligations related to securities sold under repurchase agreements and securities lent(3)	0.2	1.3	0.3	–	–	–	0.9
Capital instruments(3)	–	–	6.3	–	7.8	–	7.1
Subordinated debentures(3)	–	5.3	5.4	4.6	3.6	–	4.7	(4)
Other liabilities	2.3	4.5	1.8	3.8	2.5	–	3.5

(1)	Yields are based on cost or amortized cost and contractual interest or stated dividend rates adjusted for amortization of premiums and discounts. Yields on tax-exempt securities have not been computed on a taxable equivalent basis.
(2)	Yields are based on book values, net of allowance for credit losses, and contractual interest rates, adjusted for the amortization of any unearned income.
(3)	Yields are based on book values and contractual rates.
(4)	After adjusting for the impact of related derivatives, the yield was 3.9% (2012 – 4.2%).
(5)	Yields for 2012 have been restated to reflect the current period presentation of deposits with financial institutions and cash collateral on securities borrowed and derivative transactions (refer to Note 2).

Interest rate sensitivity

Based on the Bank’s interest rate positions, the following table shows the pro-forma after-tax impact on the Bank’s net income over the next twelve months and economic value of shareholders’ equity of an immediate and sustained 100 and 200 basis point increase and decrease in interest rates across major currencies as defined by the Bank. Changes in trading positions are now excluded from the determination of structural interest rate sensitivity. Prior period amounts have been restated to reflect this change.

As at October 31	2013						2012
	Net income			Economic value of equity
($ millions)	Canadian dollar	Other currencies	Total	Canadian dollar	Other currencies	Total	Net income	Economic value of equity
100 bp increase	$28	$69	$97	$(349)	$(223)	$(572)	$78	$(460)
100 bp decrease	$(28)	$(75)	$(103)	$171	$249	$420	$(85)	$294
200 bp increase	$56	$138	$194	$(807)	$(435)	$(1,242)	$158	$(983)
200 bp decrease	$(57)	$(143)	$(200)	$224	$467	$691	$(167)	$377

(ii)	Non-trading foreign currency risk

Foreign currency risk is the risk of loss due to changes in spot and forward rates, and the volatility of currency exchange rates. Non-trading foreign currency risk, also referred to as structural foreign exchange risk, arises primarily from Bank’s net investments in self-sustaining foreign operations and is controlled by a Board-approved limit. This limit considers potential volatility to shareholders’ equity as well as the potential impact on capital ratios from foreign exchange fluctuations. On a quarterly basis, the Liability Committee (LCO) reviews the Bank’s exposures to these net investments. The Bank may fully or partially hedge this exposure by funding the investments in the same currency, or by using other financial instruments, including derivatives.

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The Bank is subject to foreign currency risk on the earnings of its foreign operations. To manage this risk, foreign currency revenues and expenses, which are primarily denominated in U.S. dollars, are projected over a number of future fiscal quarters. The LCO assesses economic data and forecasts to decide on the portion of the estimated future foreign currency revenues and expenses to hedge. Hedging instruments normally include foreign currency spot and forward contracts, as well as foreign currency options and swaps.

As at October 31, 2013, a one percent increase (decrease) in the Canadian dollar against all currencies in which the Bank operates decreases (increases) the Bank’s before-tax annual earnings by approximately $47 million (October 31, 2012 – $37 million) in the absence of hedging activity, primarily from exposure to U.S. dollars. A similar change in the Canadian dollar as at October 31, 2013 would increase (decrease) the unrealized foreign currency translation losses in the accumulated other comprehensive income section of equity by approximately $224 million (October 31, 2012 – $185 million), net of hedging.

(iii)	Equity risk

Equity risk is the risk of loss due to adverse movements in equity prices. Equity price risk is often classified into two categories: general equity risk, which refers to the sensitivity of an instrument or portfolio’s value to changes in the overall level of equity prices, and specific equity risk, which refers to that portion of an individual equity instrument’s price volatility that is determined by entity-specific characteristics.

The Bank is exposed to equity risk through its equity investment portfolios, which are controlled by Board-approved portfolio, VaR, and stress-test limits. Equity investments include common and preferred shares, as well as a diversified portfolio of third-party managed funds.

The majority of the Bank’s equity investment portfolios are managed by Group Treasury under the strategic direction of the LCO. Group Treasury delegates the management of a portion of equity and equity-related portfolios to other external fund managers to take advantage of these fund managers’ expertise in particular market niches and products.

The fair value of available-for-sale equity securities is shown in Note 10.

(iv)	Trading portfolio risk management

The Bank’s policies, processes and controls for trading activities are designed to achieve a balance between pursuing profitable trading opportunities and managing earnings volatility within a framework of sound and prudent practices. Trading activities are primarily customer focused, but also include a proprietary component.

Market risk arising from the Bank’s trading activities is managed in accordance with Board-approved policies and limits, including aggregate VaR and stress testing limits.

Trading portfolios are marked-to-market in accordance with the Bank’s valuation policies. Positions are marked-to-market daily and valuations are independently reviewed by back office or GRM units on a regular basis. These units also provide profit and loss reporting, as well as VaR and limit compliance reporting to business unit management and executive management for evaluation and action as appropriate. VaR is calculated daily using a 99% confidence level, and a one-day holding period. This means that, once in every 100 days, the trading positions are expected to lose more than the VaR estimate. The Bank calculates general market risk and equity specific risk VaR using historical simulation based on 300 days of market data. For debt specific risk VaR, the Bank uses a Monte Carlo simulation. The table below shows the Bank’s VaR by risk factor:

		For the year ended October 31, 2013
($ millions)	As at October 31, 2013	Average	High	Low	As at October 31, 2012
Credit Spread plus Interest Rate(1)	$10.9	$10.4	$15.5	$7.0	$12.	9
Credit Spread	7.6	8.0	10.3	5.6	6.	8
Interest Rate	7.4	7.6	14.8	4.4	14.	1
Equities	2.5	2.6	6.2	0.9	1.	7
Foreign Exchange	1.5	1.2	2.8	0.4	0.	8
Commodities	3.7	3.0	7.7	1.2	3.	3
Debt Specific	14.5	13.8	17.3	10.2	13.	7
Diversification Effect	(15.9)	(13.6)	N/A	N/A	(14.	0)
All-Bank VaR	$17.2	$17.4	$21.8	$13.2	$18.	4
All-Bank Stressed VaR	$33.1	$34.3	$41.3	$28.2	$38.	8

(1)	Credit Spread plus Interest Rate was labelled as Interest Rate previously. Additional granularity is now added to include Credit Spread and Interest Rate VaR separately as well as aggregated.

Below are the market risk capital requirements as at October 31, 2013.

($ millions)
All-Bank VaR	$192
All-Bank Stressed VaR	397
Incremental risk charge	338
Comprehensive risk measure	166
CRM surcharge	112
Standardized approach	31
Total market risk capital	$1,236	(1)

(1)	Equates to $ 15.5 billion of risk-weighted assets

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CONSOLIDATED FINANCIAL STATEMENTS

(d)	Operational risk

Operational risk is the risk of loss, whether direct or indirect, to which the Bank is exposed due to inadequate or failed internal processes or systems, human error, or external events. Operational risk includes legal and regulatory risk, business process and change risk, fiduciary or disclosure breaches, technology failure, financial crime and environmental risk. It exists in some form in every Bank business and function. Operational risk can not only result in financial loss, but also regulatory sanctions and damage to the Bank’s reputation. The Bank has developed policies, processes and assessment methodologies to ensure that operational risk is appropriately identified and managed with effective controls with a view to safeguarding client assets and preserving shareholder value.

39	Contractual maturities

The table below provides the maturity of assets and liabilities as well as the off-balance sheet commitments based on the contractual maturity date. From a liquidity risk perspective the Bank considers factors other than contractual maturity in the assessment of liquid assets or in determining expected future cash flows. In particular, for securities with a fixed maturity date, the ability and time horizon to raise cash from these securities is more relevant to liquidity management than contractual maturity. For other assets and deposits the Bank uses assumptions about rollover rates to assess liquidity risk for normal course and stress scenarios. Similarly, the Bank uses assumptions to assess the potential drawdown of credit commitments in various scenarios.

	As at October 31, 2013
($ millions)	Less than one month	One to three months	Three to six months	Six to nine months	Nine to twelve months	One to three years	Three to five years	Over five years	No specific maturity	Total
Assets
Cash and deposits with financial institutions and precious metals	$48,721	$1,173	$163	$44	$13	$77	$29	$10	$11,988	$62,218
Trading assets	5,698	6,588	2,551	2,845	1,722	15,036	9,220	16,495	36,334	96,489
Financial assets designated at fair value through profit or loss	–	–	–	–	–	69	–	–	37	106
Securities purchased under resale agreement and securities borrowed	61,155	12,902	5,735	1,513	1,154	74	–	–	–	82,533
Derivative financial instruments	924	1,712	1,182	764	1,025	5,220	3,919	9,757	–	24,503
Investment securities	1,598	2,883	3,073	2,103	1,219	11,242	5,081	3,383	3,721	34,303
Loans	23,514	20,805	19,196	22,972	20,994	137,136	88,961	25,497	43,075	402,150
Customers liabilities under acceptance	8,114	2,312	129	1	–	–	–	–	–	10,556
Other assets	–	–	–	–	–	–	–	–	30,930	30,930
Liabilities and equity
Deposits	$59,728	$60,295	$46,156	$18,572	$19,574	$78,062	$35,715	$6,636	$191,816	$516,554
Acceptances	8,114	2,312	129	1	–	–	–	–	–	10,556
Obligations related to securities sold short	406	32	1,009	209	792	7,240	6,795	6,011	2,483	24,977
Derivative financial instruments	1,065	1,812	1,609	1,248	1,128	7,087	5,320	9,986	–	29,255
Obligations related to securities sold under repurchase agreements and securities lent	56,290	14,104	4,256	434	2,419	5	–	–	–	77,508
Subordinated debentures	–	–	–	–	–	–	–	5,841	–	5,841
Capital instruments	–	–	–	–	–	–	–	–	650	650
Other liabilities	406	601	228	192	247	2,727	1,865	3,009	22,621	31,896
Total equity	–	–	–	–	–	–	–	–	46,551	46,551
Off-Balance sheet commitments
Operating leases	$24	$51	$75	$71	$68	$455	$296	$499	$–	$1,539
Credit commitments(1)	3,042	3,143	9,637	11,671	12,060	32,088	43,834	2,670	5	118,150
Financial guarantees(2)	–	–	–	–	–	–	–	–	26,002	26,002
Outsourcing obligations	20	39	61	59	59	388	285	2	1	914

(1)	Includes the undrawn component of committed credit and liquidity facilities.
(2)	Includes outstanding balances of guarantees, standby letters of credit and commercial letters of credit which may expire undrawn.

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	As at October 31, 2012
($ millions)	Less than one month	One to three months	Three to six months	Six to nine months	Nine to twelve months	One to three years	Three to five years	Over five years	No specific maturity	Total
Assets
Cash and deposits with financial institutions and precious metals	$40,256	$812	$221	$136	$424	$854	$9	$53	$16,959	$59,724
Trading assets	6,242	5,704	2,249	2,080	3,155	15,902	8,074	13,674	30,516	87,596
Financial assets designated at fair value through profit or loss	–	–	–	16	14	74	61	–	32	197
Securities purchased under resale agreement and securities borrowed	51,252	9,100	3,213	2,103	324	–	–	–	197	66,189
Derivative financial instruments	1,452	2,049	1,089	1,446	653	6,894	5,262	11,493	–	30,338
Investment securities	1,901	1,802	2,179	1,154	1,150	13,103	6,068	2,848	3,156	33,361
Loans	23,992	16,062	17,541	18,511	16,991	107,175	87,198	24,042	40,975	352,487
Customers liabilities under acceptance	6,696	1,932	299	5	–	–	–	–	–	8,932
Other assets	–	–	–	–	–	–	–	–	29,220	29,220
Liabilities and equity
Deposits(1)	$78,770	$49,434	$34,850	$22,715	$23,736	$64,819	$34,129	$5,446	$149,691	$463,590
Acceptances	6,696	1,932	299	5	–	–	–	–	–	8,932
Obligations related to securities sold short(1)	465	240	321	297	457	4,432	3,447	5,203	3,760	18,622
Derivative financial instruments(1)	2,184	2,670	1,370	1,779	1,108	7,252	6,610	12,326	–	35,299
Obligations related to securities sold under repurchase agreements and securities lent(1)	49,727	971	2,931	2,405	13	921	–	–	–	56,968
Subordinated debentures(1)	–	–	–	–	250	–	–	9,893	–	10,143
Capital instruments(1)	–	–	–	–	–	–	–	–	1,358	1,358
Other liabilities(1)	954	–	1,659	411	212	1,706	1,549	2,547	22,715	31,753
Total equity	–	–	–	–	–	–	–	–	41,379	41,379
Off-Balance sheet commitments
Operating leases	$24	$49	$72	$70	$68	$449	$306	$507	$–	$1,545
Credit commitments(2)	2,096	3,029	8,038	9,723	13,703	28,544	41,814	2,593	–	109,540
Financial guarantees(3)	–	–	–	–	–	–	–	–	23,269	23,269
Outsourcing obligations	15	32	46	46	46	140	13	–	–	338

(1)	Amounts have been restated to conform with current period presentation.
(2)	Includes the undrawn component of committed credit and liquidity facilities.
(3)	Includes outstanding balances of guarantees, standby letters of credit and commercial letters of credit which may expire undrawn.

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CONSOLIDATED FINANCIAL STATEMENTS

40	Business combinations

Current Year

Canadian acquisition

Acquisition of ING DIRECT

On November 15, 2012, the Bank acquired 100% of the issued and outstanding common shares of ING Bank of Canada (ING DIRECT) for cash consideration of $3,126 million. ING DIRECT, a Canadian chartered bank, primarily offers personal banking products. ING DIRECT forms part of the Canadian Banking business segment. The acquisition broadens the Bank’s funding base while supporting the Bank’s overall growth objectives.

Fair value recognized on acquisition ($ millions)
Assets
Cash and deposits with financial institutions	$582
Securities purchased under resale agreements and securities borrowed	3,550
Derivative financial instruments	21
Investment securities	4,552
Loans	30,808
Property and equipment	20
Intangible assets	236
Other assets	313
$40,082
Liabilities
Deposits	$37,029
Derivative financial instruments	62
Obligations related to securities sold under repurchase agreements and securities lent	492
Other liabilities	687
$38,270
Net fair value of identifiable assets and liabilities, including intangible assets	1,812
Goodwill arising on acquisition	1,314
Cash purchase consideration transferred	$3,126

Intangible assets primarily relate to core deposit intangibles, software and other benefits from contractual agreements. Goodwill largely reflects ING DIRECT’s unique platform and future growth prospects.

To determine the fair value of the purchased loans, an aggregate credit mark adjustment of $40 million was established (incurred loss mark of $11 million and a future expected loss mark of $29 million). This adjustment captures management’s best estimate of cash flow shortfalls on the loans over their lifetime as determined at the date of acquisition. There were no loans acquired at deep discount within the purchased loan portfolio.

Since the date of acquisition, the contribution of ING DIRECT to the Bank’s total revenue and net income was $510 million and $198 million, respectively, including greater benefit from the value of customer deposits. If the acquisition had occurred on November 1, 2012, management estimates that these amounts would not have been significantly different.

International acquisition

Withdrawal of proposed acquisition in Bank of Guangzhou

Since announcing the proposed investment in September of 2011, Scotiabank and the City of Guangzhou have re-evaluated the proposed partnership in light of changing conditions. As a result, on July 12,

2013 the Bank announced that it has withdrawn its application to acquire a 19.99% stake in the Bank of Guangzhou.

Any related hedges of the Bank’s exposure were also unwound.

Prior year

International acquisition

Acquisition of Banco Colpatria, Colombia

On January 17, 2012, the Bank acquired control of Banco Colpatria Multibanca Colpatria S.A. (Banco Colpatria) in Colombia with the acquisition of 51% of the common shares. As consideration for the acquisition, the Bank paid cash of US$500 million and issued 10,000,000 common shares. The fair value of the common shares, based on the quoted price of the shares of the Bank at the acquisition date, was approximately $518 million.

Banco Colpatria is a subsidiary of the Bank resulting in consolidation of 100% of its assets and liabilities with the recording of a non-controlling interest for the 49% held by another shareholder. The non-controlling interest was measured at the acquisition date at fair value (excluding its proportionate share of goodwill).

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CONSOLIDATED FINANCIAL STATEMENTS

The fair value of the identifiable assets and liabilities of Banco Colpatria as at the date of acquisition were:

Fair value recognized on acquisition ($ millions)
Assets
Cash and deposits with Banks	$571
Investment securities	480
Loans	5,566
Intangible assets arising on acquisition	65
Other assets	384
$7,066
Liabilities
Deposits	$5,007
Other liabilities	1,606
$6,613
Total identifiable net assets at fair value	$453
Bank’s share of identifiable net assets at fair value	231
Non-controlling interest share of identifiable net assets at fair value	222

Purchase consideration transferred	$1,029
Bank’s share of identifiable net assets at fair value	231
Goodwill arising on acquisition	798

Purchase consideration transferred was comprised of:
Cash	$511
Common shares	518
$1,029

Intangible assets of $65 million primarily relate to core deposit intangibles, trademark and other benefits and entitlements that emerge from various contractual agreements. Goodwill of $798 million largely reflects Banco Colpatria’s strong market presence and future growth prospects.

The gross contractual amounts of acquired loans was $6,115 million. The Bank recorded fair value adjustment representing a credit mark of $549 million. This credit mark includes $385 million towards incurred losses and $164 million towards overall expected credit loans assessed on a portfolio level.

In the first year, Banco Colpatria’s contribution to the Bank was net income of $204 million ($104 million attributable to the Bank’s common shareholders).

If the acquisition had occurred on November 1, 2011, management estimates that for the year ended October 31, 2012, Banco Colpatria’s contribution to consolidated net income would have increased to approximately $260 million. In determining this amount, management has assumed that the fair value adjustments that arose on the acquisition date would have been the same if the acquisition had occurred on November 1, 2011.

41	Events after the Consolidated Statement of Financial Position date

Dividend declared

The Board of Directors, at its meeting on December 5, 2013, approved a quarterly dividend of 62 cents per common share. This quarterly dividend applies to shareholders of record as January 7, 2014, and is payable January 29, 2014.

Approval of consolidated financial statements

The Board of Directors reviewed the 2013 consolidated financial statements and authorized them for issue on December 6, 2013.

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